UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington,D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Year of , 2002

POSCO

(Translation of registant's name into English)

POSCO Center. 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
________________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date August 21, 2002 By ________________
(Signiture)*

*Print the name and title under the signiture of the signing officer. Name: Jae-Ku Cho
Title: Head of IR Team

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

35th INTERIM REPORT

(The 35th Fiscal Year)

From January 1, 2002 to June 30, 2002

THIS IS A TRANSLATION OF THE ANNUAL REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

posco

35th INTERIM REPORT

(The 35th Fiscal Year)

From January 1, 2002 to June 30, 2002

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Interim Report for the first quarter of the 35th fiscal year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Aug 20, 2002

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Tae-Hyun Hwang
Senior Vice President
Tel) 82-2-3457-0114

CONTENTS

I. Overview

1. Purpose of the Company

A. Businesses engaged by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot rolled Coils, Cold Rolled Coils Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate, and distribution businesses	POSCO Center
d. To engage in the supply of district heating business	
e. To engage in marine transportation, processing and sales of minerals within or outside Korea	
f. To engage in all other conduct, activities or businesses which are related directly or indirectly to the attainment and continuation of the foregoing purposes.	

B. Businesses not engaged by the company

Items	Details
a) To engage in the supply of LNG and power generation, as well as in the distribution business thereof	
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Kwangyang were transformed into regional professional soccer teams

C. Businesses engaged by the subsidiaries and Affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets Changwon Specialty Steel Co. : Production & sales of steel bar and steel pipe POSCON : Manufacturing and sales of electric controlling devices POSREC : Manufacturing and sales of blast furnace and refractory bricks POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment POSCO Engineering & Construction : Construction and engineering POS A.C. Architects & Engineering : Construction design POSCO Steel Sales & Service : Steel product sales and General trading	

POSDATA : Development and sales of computer hardware and software Seung Kwang : Development and operation of athletic facilities POSCO Research Institute : Research, consulting, education POSTECH Venture Capital Co. : Support of venture capital	

2. Business Organization

A. Headquarters, Steel Works and Offices

Headquarters	1. Koedong-dong, Pohang City, Kyongsang buk-do, Korea
Steelworks	Pohang Works : 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea Kwangyang Works : 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea
Domestic Offices	Seoul Office : POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea Pusan Office : 10F Dongbang Bldg., 25, Chungang-dong 4-ga, Chung-ku, Pusan, Korea
Overseas Offices	The Company is running 5 overseas offices (Beijing, Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of collecting business information and supporting the Company's export/import business
Tokyo Branch	POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

B. Significant Developments

1968	April	Pohang Iron and Steel Co., Ltd. established
1970	April	1st stage construction of Pohang Works begun
1973	July	1st stage construction of Pohang Works completed (1.03 million ton per year(tpy) crude steel)
1976	March	2nd stage construction of Pohang Works completed (2.6 million tpy)
1978	December	3rd stage construction of Pohang Works completed (5.5 million tpy)
1981	February	4th stage construction of Pohang Works completed (8.5 million tpy)
1983	May	2nd phase of the 4th stage construction of Pohang Works completed (9.1 million tpy)
1985	March	1st stage construction of Kwangyang Works begun
1986	April	USS-POSCO Industries (UPI) in Pittsburgh, California, USA established
	December	Pohang University of Science & Technology (POSTECH) founded
1987	March	Research Institute of Industrial Science & Technology (RIST) founded
	May	1st stage construction of Kwangyang Works completed (11.8 million tpy)
1988	June	POSCO stock listed on the Korea Stock Exchange
	July	2nd stage construction of Kwangyang Works completed (14.5 million tpy)
1990	December	3rd stage construction of Kwangyang Works completed (17.5 million tpy)
1992	October	4th stage construction of Kwangyang Works completed (20.8 million tpy)
1993	December	ISO 9002 certification acquired
1994	June	POSCO Research Institute (POSRI) founded

	October	New York Stock Exchange (NYSE) listing
1995	October	POSCO's ADRs listed on LSE
	November	Completed Construction of COREX
	October	#5 blast furnace construction in Kwangyang Works begun and #1 Mini Mill completed (23.44M)
1997	March	Introduced Outside Directors
1997	August	#4 Cold Rolling Mill in Kwangyang Works completed
1998	April	30th Anniversary of establishment
1999	March	Completed construction of #5 Blast Furnace (28.0 million ton)
2000	April	Start the operation of #5 Blast Furnace
	October	Completion of Privatization
2001	July	Launched PI (or POSPIA - Integrated Management system) system
2001	July	Implemented Stock-Option
2002	March	Adopted new company name as "POSCO"

C. Change in the largest shareholder

- From the 'Industrial Bank of Korea' to 'POSTECH.'
- Date of Disclosure: July 27, 2001

D. Change in the company name

- Pohang Iron & Steel Co. Ltd., → POSCO
- Effective Date: March 15, 2002

E. POSCO Conglomerate

(1) Overview of Business Group

Criteria: To prevent abuse of market-dominant position and concentration of economic power as well as stimulate free competition, every April the Korea Fair Trade Commission designates the top 30 Business Group among the same domestic Business Group based on the largest total asset of the previous business year as Large Business Group.

(2) Company of Business Group

Company with single shareholder or relation of the shareholder owning more than 30% of stakes. Or company with single shareholder having de facto control of business

POSCO Group:

The Korea Fair Trade Commission designated POSCO as a Large Business Group in 2001 (April 2, 2001)

POSCO Group (15 companies) with total asset of 20,835 billion won designated as ninth largest group

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC,

POSTECH Venture Capital Corp. POCOS. POS-M. Seng Kwang. POSRI.
Cognotek Korea. POSREC

(3) Related laws and regulations (Fair Trade Law)

Article 9-① Prohibition on Cross Share-holdings

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations. which have acquired or own some of its shares

Article 10 Ceiling on Total Amount of Equity Investment

No corporation belonging to a Large Business Group shall acquire or own shares in other domestic companies whose sum of acquisition value exceeds twenty-five percent (25%) of the net assets of the corporation. Corporation belonging to a newly designated Business Group shall liquidate acquisition value within one (1) year of the date of above designation.

Article 10-2 Prohibitions on Debt Guarantees for Affiliated Corporations

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

Article 9-3 Prohibition on owning shares of domestic Affiliated Corporation

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises pursuant to the Support of Small-and-Medium Enterprise Start-up Act. shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subjected to above clause)

Article 11 Restrictions on the Voting Rights of Finance or Insurance Companies

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

Article 11-2 Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten% (10%) of asset. is over 10 billion won or is in the form of securities. the directors' board of the said corporation shall reach a decision thereon and make a notification thereof.

Korea Fair Trade Commission (KFTC) designates the 30 largest conglomerates based upon the previous year's asset to promote competition and to prevent economic concentration.

POSCO has been designated at 7th conglomerate at April 2. 2001.

3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22. 1994	February 25. 1998	May 20. 1998
Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2.112.676 shares (8.450.704 DRs)	655.738 shares (2.622.952 DRs)	1.923.077shares (7.692.308DRs)
Issue Price Per Share	₩114.142 (U$ 142)	₩122.655 (U$76.25)	₩73.856(U$52)
Equity Capital('000 Won) After the New Issue	₩469.509.050	₩472.787.740	₩482.403.125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

No relevant data.

C. Bonds with Warrant

No relevant data

4. Other information regarding Shares

A. Total number of shares

(As of June 30. 2002)

Authorized Shares	Outstanding Shares	Shares to be issued
200.000.000	93.589.485	106.410.515

B. Outstanding Shares

(As of June 30. 2002)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	93.589.485	467.947.425
Total	93.589.485	467.947.425

C. Treasury Stock Holdings

(Shares. KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec. 1999	Registered Common	4.677.646	456.347.847.340
Feb 29. 2000 ~ May 18	"	4.824.030	521.435.498.740
June 14. 2000	"	2.891.140	310.839.507.660
October 4. 2000	"	2.161.180	171.597.692.000
August 30. 2001	Cancellation	2.891.140	290.070.967.340
Total		11.662.856	1.170.149.578.403

D. Treasury Stock purchased by fund management institutes under the trust contract

As of December 30. 2001

(KRW. Shares)

Date	Name of the institute	Amount	Number of Shares
Nov.19. 1993	Korea Investment Trust	3.093.927.531	103.650
Nov.19. 1993	Daehan Investment Trust	3.653.406.000	72.000
Nov.19. 1993	Hyundai Investment Trust	3.040.756.831	54.754
Oct. 23. 1995	Hyundai Investment Trust	5.466.347.689	72.466
Total		15.254.438.051	302.870

E. Shares held by ESOA (Employee Stock Ownership Association)

Type	Beginning	Increase	Decreased	Balance
Registered Common	44.960	-	5.060	39.900
Total	44.960	-	5.060	39.900

F. Stock option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	100,000	July 24, 2003 ~ July 23, 2008	KRW 98,400
	Ku-Taek Lee	50,000		
	Young-Woon Kim	20,000		
	Moon-Soo Park	20,000		
	Chang-Oh Kang	20,000		
	Soo-Yang Han	15,000		
	Won-Pyo Lee	15,000		
	Kwang-Woong Choi	12,000		
	Choong-Sik Shin	12,000		
	Jung-Won Kim	12,000		
	Seong-Yong Shin	12,000		
	Chung-U Park	10,000		
	Won-Chul Hwang	10,000		
	Sung-Hwan Kim	10,000		
	Tae-Hyun Hwang	10,000		
	Yong-Keun Kim	10,000		
	Kwang-Hee Han	10,000		
	Dong-Jin Kim	10,000		
	Soo-Chun Shin	10,000		
	Moon-Chan Ko	10,000		
	Chin-Choon Kim	10,000		
	Youn Lee	10,000		
	Kyeong-Ryul Ryoo	10,000		
	Seong-Sik Cho	10,000		
	Byung-Hoon Kim	10,000		
	Jong-Tae Choi	10,000		
	Hwang-Kyu Hwang	10,000		
	Song Kim	10,000		
	Woo-In Lee	10,000		
	Ung-Suh Park	2,500		
	Jae-Young Chung	2,500		
	Guil-Soo Shin	2,500		
	Jong-Won Lim	2,500		
	Samuel F. Chevalier	2,500		
	Soon Kim	2,500		

	Woo-Hee Park Dae-Wook Yoon	2.500 2.500		
	Sub total	498.000		
April 27 2002	Jong-Doo Choi Joon Yang Chung Chang-Ho Kim Nam Suk Hur Chang-Kwan Oh Jeon-Young Lee	10.000 10.000 10.000 10.000 10.000 10.000	April 28, 2004 ~ April 27.2009	
	Sub total	60.000		
Total		558.000		

5. Voting Rights

As of December 30, 2001

	Number of shares	Remarks
1. Shares with voting rights [a-b]	[93.589.485]	
a. Number of outstanding shares	93.589.485	
b. Number of shares without voting rights	0	
2. Shares with restricted voting rights [a + b + c + d]	[11.905.610]	
a. Restriction by Code of Commerce	11.905.610	Treasury Stock & Stock under trust contract
b. Restriction by Securities Exchange Law	0	
c. Restriction by Fair Trade Law	0	
d. Restriction by other regulations	0	
3. Shares whose voting rights have been restored		
Shares which can exercise voting rights [1- 2 + 3]	[81.683.875]	
※ Attendance in 34th Annual Shareholders Meeting	52.674.200	

6. Earnings and Dividend for the past five fiscal years

(Million Won)

	The 34th	The 33rd	The 32nd	The 31st	The 30th
Net Profit	819.319	1.636.991	1.558.032	1.123.867	728.983
EPS (Won)	10.043	19.170	16.242	11.968	7.826
Net Profit Available for Dividend Payout	759.120	1.946.837	1.479.586	1.218.466	730.157
Cash Dividend Paid (Payable)	204.048	204.704	159.920	117.554	92.346
Pay-out Ratio	24.90%	12.50%	10.26%	10.47%	12.67%
Dividend per share (Won)	2.500	2.500	1.750	1.250	1.000
Cash Dividend Rate	50%	50%	35%	25%	20%
Dividend Yield	2.23%	3.27%	1.4%	1.94%	2.18%
Net asset per share (Won)	116.516	108.450	96.951	86.245	73.274
Recurring Profit per share (Won)	10,043	11.155	12,257	12.165	7.944

II. Business

1. Overview

A. Industry

Steel prices which was the lowest point in the last year due to the imbalance and retreated economy have bounced back since the 1Q 2002 and will increase further in 2Q 2002. This recovery of the prices came from the restoration of the supply – demand balance.

The main reasons for the balance restoration are the production reduction by the countries including Japan and close the inefficient facility in US and Europe. And the favorable domestic economy in steel exporting country, Russia, and the expectation of the US economy recovery make increase the steel demand further.

The steel demand industries, which maintained a certain level of inventory during the slow economy increase the production and secure the steel input.

The restoration of the balance and the decrease in inventory caused the rising price in 1st half of this year and this trend will continue to the 3rd quarter.

But the Section 201 induced a trade barrier by many countries and made the most difficult trade condition for the 1st half of the year. The steel prices, however, has rising in the countries which imposed an import tariff and a favorable economy condition.

Domestically, the higher consumption and investment, and an increasing export help the economy to recover and price to take back to the certain level.
Automobile industry hit the history high production and sales thanks to the lower the taxes. Home appliance industry shows the good tendency aided by 'World Cup' marketing. The construction and shipbuilding industries continue to be in good shape based on enough order.

Domestic steel price started to increase followed by the higher international price and economy recovery. The company increased price of plate in March and of HR and CR in April. Most of the steel companies in Korea plan to raises the price in 3rd quarter. These give better perspective of the steel price during the 2nd half of the year.

B. The Company

(1) Review of operation and breakdown of business

(a) Review of operation
The production of crude steel was decreased by 281 thousand tons to 13,696 thousand tons and the steel product was also decreased by 470 thousand tons to 12,414 thousand tons in 1H 2002 due to the maintenance and refurbishment of number 1 blast furnace in Kwangyang Works.
And the total sales volume was 13,307 thousand tons which was divided to the domestic and abroad 10,203 thousand tons and 3,104 thousand tons respectively. And the ratio of export was decreased to 23.3%.

Though the steel price has risen since 2Q 2002, an average price in 1st half of this year is lower than the same period of the last year. These bottom price and slow sales causes operating income to be down to 606 billion won and ordinary income to be dampened to 109 billion won.

Total asset was increased by 219 billion won to 17,433 billion won. And the debt ration was decreased to 55.6% and was one of the lowest ratio among the domestic companies.

The company was refurbishing the #1 furnace in Kwangyang Works from March to June. And this expanded the furnace's capacity from $3,800m^3$ to $3,950m^3$ as well as the life span.

The company has an expansion plan for the subsidiaries in China for increase in high value-added product. POSCO currently has investment in three steel mills in China – (1) Zhangjiagang where POSCO will expand the production of stainless cold-rolled steel to 280,000 tons, (2) Dalian color steel plate manufacturing plant to expand capacity to 150,000 tons, and (3) Sundai electric color steel plant to increase capacity to 100,000 tons.

And the company decided to make a joint venture in Western Australia with BHP Billiton and Mitsui for secure the raw material. This investment named POSMAC was established by POSCO and BHP based on the 20% and 65% owner structure. This investment will be securing 3 million tons in iron ore supply annually for 25 years.

The company introduced the ESOP (Employee Stock Ownership) to heighten the employee's morale and corporate value as a shareholder.

The successful deployment of POSPIA, integrated management system, in July and the completion of Phase 1 of the company-wide process innovation (PI) initiative, which included all business processes from sales to procurement and financing, were a major achievements recorded in 2001.
In Phase 2 of PI, the company concentrate on the activity based costing, customer related management and supply related management. And POSCO introduced 6 sigma for the management innovation. in Phase 2 of PI.

The company's credit rating was raised from 'Baa2-Stable' to 'Baa2-Positive' by Moody's at July 4, 2002, which implies that the credit rating will increase in near future.

(b) Breakdown of businesses for disclosure
N.A.

(2) Market Share

(Million Tons, %)

		35th 1H		The 34th		The 33rd	
		Fiscal Year	Share (%)	Fiscal Year	Share (%)	Fiscal Year	Share (%)
Steel Production		21.5	100	43.8	100	43.6	100
	POSCO	13.7	64	27.8	64	27.7	64
	Others	7.8	36	16.0	36	15.9	36

(3) Market Characteristics

(a) End users of steel consist of national strategic industries such as automobile, shipbuilding and home appliances. And POSCO tries to supply good quality steel to the end users for prosperity of both of them.

(b) Order-production-sales system has been set up to satisfy user's diverse needs and to secure stable operation.

(c)

(4) New businesses

N.A.

2. Major Products and Raw Materials

A. Sales Mix

(Billion Won)

	Uses	Sales	Sales Mix
HR Products	Steel Pipe. Shipbuilding. Containers	2.528	46%
CR Products	Automobiles. Home Electronics	1.949	36%
STS Products	Home Appliances	925	27%
Byproducts and Others	Cement. Pavement	63	1%
Total		5.465	100%

B. Price Movements of Major Products

		2002 1H	2001	2000
HR Products	Domestic (Won/Ton)	297.427	287.894	309.724
	Export (Won/Ton)	275.601	277.388	311.775
CR Products	Domestic (Won/Ton)	391.717	386.922	423.541
	Export (Won/Ton)	333.494	367.100	420.051

(1) Calculation Method

- Average product prices calculated from sales divided by tons sold, excluding freight revenue.

(2) Major causes of price fluctuation

- Total production of steel consuming industries in both domestic and foreign market and the over-capacity in steel industry have caused the low steel price in 2001.

C. Raw Materials

(Million Won)

Item	Uses	Total Costs	Share	Major Supplying Countries
Iron Ore	Steel Input	649.873	29.60%	Australia. Brazil
Coal	Energy Source	583.574	26.58%	Australia. Canada
Others	Inputs for STS Steel. Coated Steel and others	961.950	44.82%	
Total		2.195.397	100%	

D. Price Movements of Major Raw Materials

(Won/Ton)

Item	2002 1H	2001	2000
Iron Ore	32.876	33.261	29.310
Coal	63.078	61.832	52.411
Steel Scrap	146.533	145.411	136.076
Nickel	8.145.448	7.913.810	10.194.847

(1) Price is the sum of CIF price, customs duties, unloading expenses incurred on average for each ton of total purchased volumes.

(2) Major price change

(a) Iron Ore

- Price trends(C&F): U$25.6/ton ('00)→U$25.14/ton('01)→U$24.61/ton (2002 1H)

(b) Coal

- Price trends (C&F): U$44.9/ton ('00)→U$46.52/ton ('01)→U$47.55/ton(2002 1H)

(c) Scrap

- Price trends(CIF) : U$122 ('00) →U$110('01) →U$109.09/ton(2002 1H)

(d) NICKEL

- Price trends: U$3.92/LB ('00) → U$2.70/LB ('01) →U$2.98/LB(2002 1H)

3. Production and Facilities

A. Production capacity

(Thousand Ton)

	2002 1H	2001	2000
Pohang Works	6.100	12.200	12.200
Kwangyang Works	7.900	15.800	15.800
Total	14.000	28.000	28.000

- Pohang Works : #1 Steel Making (2,600) + #2 Steel Making (8,400) + STS (1,200) = 12.200
- Kwangyang : #1 Steel Making (6,800) + #2 Steel Making (7,200) + Minimill (1.800) = 15,800
- Total = 28.000 thousand tons

※ Based on actual capacity revised on April. 1999

B. Production and Capacity Utilization Rate

(1)Production

(Thousand Ton)

			2002 1H	2001	2000
Crude Steel		Pohang	6,039	12,042	12,354
		Kwangyang	7,657	15,784	15,381
Crude Steel			13,697	27,826	27,735
	Plate	Pohang	1,540	3,069	3,106
	HR Products		4,552	9,770	9,349
		Pohang	1,570	3,471	3,175
		Kwangyang	2,982	6,299	6,174
	CR Products		4,253	8,736	9,148
		Pohang	792	1,533	1,710
		Kwangyang	3,461	7,203	7,438
	STS	Pohang	621	1,228	1,212
	Others	Pohang	1,413	2,970	2,931
		Kwangyang	36	228	115
	Pohang		5,936	12,092	12,134
	Kwangyang		6,479	13,730	13,728
Finished Products			12,414	25,822	25,862
		Pohang	228	490	335
		Kwangyang	514	927	705
Intermediate Products			742	1,416	1,040
		Pohang	6,164	12,582	12,469
		Kwangyang	6,993	14,656	14,433
Total Products			13,157	27,238	26,902

(2) Capacity Utilization Rate for 2002 1H in Terms of Crude Steel Production

(Thousand Ton)

	Capacity	Production	Utilization Rate
Pohang Works	6,100	6,039	99.0%
Kwangyang Works	7,900	7,657	96.9%
Total	14,000	13,697	97.8%

- Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Million Won)

		Beginning Book Balance	Change	Depreciation	Ending Book Balance
Pohang		3,483,655	382,388	280,354	3,585,619
	Land	415,513	- 3,955		411,558
	Building	945,232	12,804	27,602	930,434
	Structures	385,197	14,314	12,734	386,777
	Machinery & Equipment	1,686,231	363,021	232,256	1,816,996
	Vehicles	13,321	735	1,930	12,126
	Tools and Fixtures	9,551	148	2,649	7,050
	Furniture & Others	28,610	- 4,679	3183	20,678
Kwangyang		3,931,862	446,662	329,090	4,049,444
	Land	379,776	- 16		379,760
	Building	946,415	6,505	33,537	919,383
	Structures	557,844	15,841	21,644	552,041
	Machinery & Equipment	2,026,088	424,713	268,465	2,182,336
	Vehicles	4,155	341	1,949	2,547
	Tools and Fixtures	7,565	932	1,961	6,536
	Furniture & Others	10,019	- 1,654	1,534	6,841
Total		7,415,517	829,050	609,444	7,635,063

(2) Major Capital Expenditures

(a) Investments under construction

(Hundred million Won)

Project	Construction Period	Total Investment	Invested Amount (1H 2002)	Amount to Be invested
Expansion		8,516	3,949(2,161)	4,567
(P) STS HR capacity expansion	'01.07-'03.05	5,347	1,746(1,127)	3,601
(P) Finex Demo Plant installation	'01.1-'03.6	1,212	473(397)	739
(P) #4-2 CDQ installation	'00.11-'02.04	485	485(67)	
(P) #1 Continuous Casting Bloom Cutting System installation	'00.12-'02.11	755	582(311)	173
(K) #2 Cokes CDQ installation	'01.5-'02.10	717	663(259)	54

Maintenance		5.521	3.933(1.334)	1.861
(K) #3 HR POL rationalization	'01.10-'02.5	124	117(46)	7
(K) #1.2 steel making parts replacement	'00.3-'02.3	135	114(23)	21
(K) #2 Hot rolling rationalization	'00.09-'02.07	1.434	1.224(369)	210
(P) Wire Rod rationalization	'01.01-'02.06	1.114	1.046(448)	68
(P) Facility for iron supply to minimill	'02.1-'02.9	417	123(116)	294
(K) #1 Furnace maintenance	'02.3-'02.6	1.743	1.626(977)	177
(P) #4-2 Chemical disposal facility heightening	'01.08-02.10	268	243(175)	26
Total		14.033	8.481(4.335)	5.553

(b) Planned investments

(Hundred Million Won)

Project	Total Amount	2002	2003	2004
(P) #3.4 Sinter Line	831	70	417	299
(P) #1 CR rationalization	898	172	319	333
(P) Lime calcinations rationalization	327	194	47	71
(P) EGL line rationalization	166	130	36	-
(P) Others		10.658	6.735	8.227
(K) #1 CC line	960	655	257	
(K) LNG terminal	3.561	346	1.571	1.513
(K) #2 Furnace maintenance	1.743	121	54	427
(K) #3 HR specialization for automobile	189	21	205	263
(K) #2 CC remodeling	984	-	64	920
(K) Others		5.371	3.403	3.632
Total		17.738	13.108	15.686

4. Sales

A. Breakdown of Steel Product Sales

(Thousand Ton, Hundred Million Won)

		1H 2002		1Q 2001		2001	
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	6,921	22,042	7,010	22,054	14,999	47,147
	Export	1,080	3,241	1,384	4,266	2,804	8,431
	Total	8,001	25,283	8,394	26,300	17,803	55,605
Cold Rolled Products	Domestic	2,847	12,558	2,615	11,622	4,744	21,551
	Export	1,828	6,929	1,962	8,207	3,326	14,306
	Total	4,675	19,487	4,577	19,829	8,070	35,857
Stainless Steel	Domestic	435	6,473	396	5,953	814	12,384
	Export	195	2,778	228	3,267	425	6,088
	Total	630	9,251	624	9,220	1,239	18,472
Others	Domestic	-	634	-	588		1,183
	Export	-	-	-	-		
	Total	-	634	-	588		1,183
Total	Domestic	10,203	41,706	10,021	39,629	20,557	82,291
	Export	3,103	12,948	3,574	15,740	6,555	28,826
	Total	13,306	54,654	13,595	55,349	27,112	111,117
Discount		-	-110	-	-142		-256
Grand Total			54,544	13,302	55,795	27,112	110,861

- Export includes local export sales

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2) Sales Channel

i) Direct sales : POSCO →Customers

ii) Indirect Sales

- Domestic market : Sales agents, e-sales or POSTEEL
- Overseas Market : General Trading Companies

(3) Sales Condition

- Domestic Sales : Credit sales based on production to order
- Export Sales : Sales based on irrevocable Letter of Credit

(4) Sales strategies

o Change marketing strategy toward higher profits

- Enhance sales mix focused on profitability
- Increase sales of high value-added products and differentiate each market based on the customer.

o Secure Domestic market share and diversification of export market

- Increase market share at domestic competing products
- Secure stable export market and focus on high value-added products
- Increase on time delivery rate

o Strengthen marketing focused on customer oriented

- Increase customers' satisfaction
- Strengthen the technology service to the customers to support the quality competence

5. Orders Received

Please refer to 4. A. Breakdown of Steel Product Sales

- Ordered volume is similar to sales volume because the company produces and sales based on orders

6. Related to the Derivatives

A. Foreign Exchange Position

(Unit: Thousand)

Nation	Currency		Current Position			Future Position		
			Position	Assets	Debt	Position	Assets	Debt
USA	$	USD	- 1,386,002	248,804	1,634,806	33,680	33,680	
Japan	¥	JPY	- 745,292	11,032	756,324	- 36,839		36,839
Germany		DEM						
UK	£	GBP	- 277	710	43,859			
Euro land		EURO						
Others								
Total	Buy					33,680	33,680	
	Sell					-36,839		36,839
	Position		- 2,174,720			-3,159		

(Unit: Thousand)

Nation	Currency		Option Position			Swap Position		
			Position	Assets	Debt	Position	Assets	Debt
USA	$	USD				174,000	174,000	
Japan	¥	JPY				-191,457		191,457
Germany		DEM						
UK	£	GBP						
Euro land		EURO						
Others								
Total	Buy					174,000	174,000	
	Sell					191,457		191,457
	Position					-17,457		

B. Risk Management for Foreign Exchange

There are three basic strategies for the risk management for foreign exchange.

First. Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

Second. Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

(Foreign Debt: '01/E: U$ 2,184 million → '02/E: U$ 2,266 million,

Foreign Assets: '01/E: U$ 300 million → U$ 217 million)

Third. Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

N.A.

8. Research & Development

A. R & D Organization

		Number of Teams or groups	Staff
In-house	Technology Development Department	8	73
	Environment & Energy Department	2	18
	Technical Research Laboratory (Group)	13	451
Independent	Research Institute of Industrial Science and Technology		460

B. R&D Expense

(Million Won)

	2001	2000	1999
1. Raw Materials	21.362	14.782	12.353
2. Labor cost	18.588	20.075	17.180
3. Depreciation	15.626	15.785	15.535
4. Subcontract	100.598	101.561	70.273
5. Other Expense	24.259	24.942	20.545
Total	180.433	177.145	135.886

C. R&D projects

Year	No. of Projects	Major Projects
1999	376	- Development of Commercial Invar Alloy - Minimization Technology of coating sag and zinc ash of Hot-dip Galvanized Steel Sheets - Development of Technology of New Shape Control in Tandem Cold Rolling Mill - Process Development for the Treatment of the Flue Gas in the Fluidized Bed Incinerator - A Study on Manufacturing Condition and Assessment of Formability for Ultra-High Temper Black plate - Development of High Tensile Strength Bead Wire for Direct Drawing - Development of an optimization technology in an incinerator operation to minimize a pollutant emission - Development of anti-fingerprint coating containing inorganic compound

2000	406	- Technology for Reduction of skull in RH-TOB System - Development of Repair Welding Technology of Steel Structure - Development of Material and can-making Technology for Ultra Light D&I Can - Development of Zn Electrolyte for improved Surface Appearance - Technology of Product Enhancement for Mini-Mill - Development of GA Super-EDDQ - Technology for Recycling EAF Dust Directly to Furnace
2001	478	- Development of Strip Casting Process - Development of Fluidized Bed Reduction and Charging Technology with FINEX 150t/d Pilot Plan - Combined Removal of Air Pollutants using Non-thermal Plasma Process - Development of integrated recoiling process for hot rolled strip - Development of wire rope for direct drawing - Control of Center Segregation in Slab for High Carbon Steel - Development of Advanced Steel Furniture compatible with Digitalized Office Environment - Development of the Non-oriented Electrical Steel with Superior Magnetic Properties - Biological metal recovery from electroplating wastewater

9. Other information for investment decision making

A. Funding from domestic market

(Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	7	-7	
Banks			
Others			
From Capital Market			
Bond (private)			
Bond (public)	23.000	- 1.500	21.500
Others			
Total	23.000	- 1.500	21.500

※ Total amount of Corporate Bond issued during 1Q 2002 is KRW 150 billion.

B. Funding from overseas

(Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	6,934	-390	6,544
Bond	22,040	- 1,348	20,692
Equity			
Others			
Total	28,974	-1,738	27,236

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	1H 2002	2001	2000	1999	1998
Current Assets	3,590,930	3,560,773	4,543,060	4,166,180	4,916,958
Quick Assets	2,265,264	2,191,303	3,080,993	2,876,489	3,688,226
Inventories	1,325,666	1,369,470	1,462,067	1,289,691	1,228,732
Fixes Assets	13,842,472	14,054,757	13,223,506	13,061,277	13,054,614
Investments	4,407,842	4,609,647	3,990,724	3,443,239	2,886,121
Tangible Assets	9,119,390	9,118,589	8,929,983	9,411,491	9,668,946
Intangible Assets	315,239	326,521	302,799	206,547	148,488
Deferred Assets		-	-	-	351,059
Total Assets	17,433,403	17,615,530	17,766,566	17,227,457	17,971,572
Current Liabilities	2,098,396	2,252,545	3,509,702	2,994,780	3,589,097
Fixed Liabilities	4,132,631	5,166,492	4,826,918	5,146,157	5,979,965
Total Liabilities	6,231,028	7,419,037	8,336,620	8,140,937	9,586,251
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,673,280	3,673,621	3,670,457	3,675,351	3,904,348
Retained Earnings	8,022,241	6,986,939	6,662,163	5,208,591	4,085,475
Capital Adjustments	△975,550	△946,470	△1,385,078	△279,825	△86,905
Total Shareholders' Equity	11,202,375	10,196,493	9,429,946	9,086,520	8,385,321
Total Sales	5,454,352	11,086,119	11,692,000	10,696,148	11,137,684
Operating Profit	606,275	1,429,457	2,099,224	1,819,452	1,720,182
Recurring Profit	442,735	1,114,971	1,331,484	1,662,779	1,415,313
Net Profit	358,634	819,319	1,636,991	1,558,032	1,122,867

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant's audit opinions on financial statements are as follows.

	For 1H 2002	For 1999.2000 and 2001	For 1998.1997 and 1996
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Refer to (1)	Unqualified	Unqualified

(1) Content of review report as of June 30. 2002

We have reviewed the accompanying non-consolidated balance sheets of POSCO - previously Pohang Iron & Steel Co.. Ltd.- (the "Company") as of June 30. 2002 . and the related non-consolidated statements of income for the six-month period then ended. all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review. The financial statements of the company for the six month period ended June 30.2001.presented herein for comparative purposes. were reviewed by Anjin & Co Arthur Anderson. who expressed their opinion that nothing has come to their attention that causes them to believe that the accompanying non-consolidated financial statements are not presented fairly. in all material respects. in accordance with financial accounting standards for preparing quarterly and semi-annual financial statements in the Republic of Korea.

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and. accordingly. we do not express an audit opinion.

Based on our review. nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly. in all material respects. in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea

B. Any violations against GAAP

(1) Violations which need to amend financial statements

N.A.

(2) Violations. which are not related with amendment of financial statements

N.A.

C. Other items to be paid attentions

(1) Changing of company name:

As discussed in Note 1 to the quarterly financial statements. the Company changed its name from Pohang Iron & Steel Co.. Ltd. to POSCO in accordance with the approval of shareholders on March 15, 2000

(2) Transaction with interested parties

As discussed in Note 22 to the financial statements, during the six month periods ended June 30, 2002 the Company entered into sales and purchases transactions with related parties amounting to ₩ 914,391 million and ₩ 995,347 million respectively . Related receivables and payables are ₩ 394,426 million and ₩137,638 million respectively as of June 30, 2002, and ₩349,891 million, ₩177,196 million respectively as of June 30, 2001.

(3) The change of accounting policies

As discussed in Note 15 to the non-consolidated financial statements, the Company retrieved total amount of the special repair allowance, recorded at the end of last fiscal year in accordance with article 5 of financial accounting standards for preparing quarterly and semi-annual financial statements. By this adjustment the retained earnings of last year increased by 717,510 million won and the net profit of this half year increased by 15,221 million won, compared to the profit where previous accounting policy presumably applied.

(4) Uncertainty of Korean economy

As discussed in Note 25 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region since the financial crisis in 1997. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

* Above statements are referred from Auditor's report.

3. Accounting policies

A. Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibles of individual accounts and prior year collection experience.

B. Allowance ratio for doubtful account for the past three years

(Million won, %)

		Total	Allowance	Allowance Ratio
1st Half 2002	Receivables	1,042,054	10,378	1.00
	Short term loans	2,346	23	1.00
	Other account receivables	39,446	225	0.57
	Long term loans	1,100	11	1.00
	Long term receivables	66,898	4,244	6.35
	Other investment	213,636	86,735	40.60
1st Half 2001	Receivables	1,012,307	10,092	1.00
	Short term loans	105,623	40	0.04
	Other account receivables	98,935	712	0.72
	Long term loans	1,119	11	1.00
	Long term receivables	81,633	11,966	14.66
	Other investment	224,813	69,074	30.73
2001	Receivables	1,133,188	11,293	1.00
	Short term loans	96,270	1	0.00
	Other account receivables	32,057	55	0.17
	Long term loans	1,103	11	1.00
	Long term receivables	46,236	4,245	9.18
	Other investment	138,148	69,074	50.00
2000	Receivables	1,294,389	12,914	1.00
	Short term loans	9,251	29	0.32
	Other account receivables	86,437	680	0.79
	Long term loans	100,173	1,002	1.00
	Long term receivables	53,129	9,319	17.54
	Other investment	380	170	44.71

C. Changes in accounting policy for the past 5 years

(1) Change of useful lives of tangible assets (1999) :

The Company changed its estimation method from the dual method differently applied according to the purchasing time to the unified method to more appropriately reflect the economic useful lives of fixed assets.

(2) Change in allowance for special repairs (1999) :

The Company changed its estimation method of future inflation rate from the average of historical data to long-term forecast data to have an appropriate estimate allowance for repairs for the blast furnace facilities.

(3) Abolition of allowance for special repairs

The company has accounted the reasonable amounts as the allowance for special repairs according to the calculation applying 15 years estimated repairing term and inflation rate, based on the purchasing price (including revaluation amount) for the regular special repair of the blast furnace facilities. But The company retrieved those accounted amounts as of Dec.31.2001 in accordance with accounting standard.

D. Any net loss for the past 5 years and the reasons

N.A.

E. For the past 5 years, when did the company record net income change greater than 30% compared to previous years and why?

(1) Net income for the recent 5 years

(billion won)

2001		2000		1999		1998		1997	
amount	Change	amount	Change	amount	Change	amount	Change	amount	Change
819	-50%	1637	5%	1.558	39%	1.123	54%	729	17%

(2) Main reasons for net income change

- Change in sale volume and price
- Change in raw material and impact of exchange
- Extraordinary gain from evaluation of investment securities
- Cost reduction activities, etc.

4. Unconsolidated Financial Statements

A. Balance Sheet

Refer to the attached the review report for the six months periods ended June 30, 2002

B. Income Statements

Refer to the attached the review report for the six months periods ended June 30, 2002

C. The Note in the Financial Statement

Refer to the auditor's note in financial statement

D. The Financial Statement before and after amended in this fiscal year

N.A

5. Consolidated Financial Statements

A. Summary for the fiscal years 1997 through 2001

(million won)

	2001	2000	1999	1998	1997
Current Assets	4.960.937	6.306.451	5.982.514	7.016.426	6.515.798
Quick Assets	3.223.686	4.394.808	4.306.231	5.441.838	4.767.796
Inventories	1.737.251	1.911.643	1.676.282	1.574.588	1.748.003
Fixed Assets	14.444.398	13.840.224	13.685.492	13.562.658	13.102.256
Investments	3.352.924	2.849.980	2.472.524	1.763.880	2.454.191
Tangible Assets	10.600.766	10.536.136	10.811.472	11.153.471	9.530.128
Intangible Assets	490.708	454.108	401.496	241.257	194.633
Deferred Assets	-	-	-	404.050	923.303
Adjustment for consolidation	-	-	30.899	21.619	4.678
Total Assets	19.405.334	20.146.675	19.698.905	20.600.703	19.622.732
Current Liabilities	3.618.918	5.346.831	4.254.361	5.190.203	5.549.079
Fixed Liabilities	5.434.628	5.241.545	5.965.490	7.059.046	6.739.281
Deferred Liabilities	-	-	-	17.231	22.070
Total Liabilities	9.054.546	10.588.376	10.489.851	12.266.480	12.310.431
Minority Interest	168.171	159.623	121.333	118.129	75.427
Common Stock	482.403	482.403	482.403	482.403	469.509
Capital Surplus	3.859.030	3.860.756	3.799.991	4.023.046	3.805.605
Retained Earnings	6.966.189	6.595.470	5.193.185	3.675.392	2.830.306
Capital Adjustments	△1.125.004	△1.539.953	△396.830	35.253	126.977
Adjustment for consolidation	-	-	-	-	4.477
Total Shareholders' Equity	10.350.788	9.558.299	9.087.721	8.216.094	7.236.875
Total Sales	13.121.097	13.776.214	12.701.013	13.613.157	11.517.988
Operating Profit	1.587.293	2.306.463	2.020.120	1.900.700	1.934.636
Recurring Profit	1.174.673	1.384.660	1.754.161	1.506.764	900.112
Total Net Profit	837.210	1.642.350	1.602.308	1.107.696	711.156
Consolidated Net Profit	845.679	1.636.667	1.554.397	952.933	729.258
Number of consolidated Companies	32	34	34	34	26

B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant's audit opinions on financial statements are as follows.

	For FY 1999.2000 and 2001	For FYs 1998 and 1997
CPAs	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Unqualified	Unqualified

(2) Any violation, need to amend the consolidated financial statement

N.A

(3) Any violation, does not need to amend the consolidated financial statement

N.A

(4) The companies included in the consolidated financial statement in the recent 3 fiscal years

	The companies included	The companies added	The companies dropped
2001	POSCO and 31companies	-	POS Energy and other
2000	POSCO and 33companies	POSTEC Venture and other	Davy Distington Ltd and other
1999	POSCO and 33companies	Pohang coated steel and 4 others	Pohang coated steel and others

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the 34th Consolidated Financial Statements as of December 31.2001

(2) Consolidated Income Statements

Refer to the 34th Consolidated Financial Statements as of December 31, 2001

6. Divisional Financial Status

A. Divisional Financial Information

N.A
The POSCO and its related companies have been operating mainly steel business

B. Regional Financial Information

N.A
There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7. Financial Statement before and after consolidation

A. The overview of consolidation
N.A
B. Financial Statement before and after consolidation
N.A
C. Issues related Consolidation
N.A

IV. Audits and Auditors

1. Independent Auditors' Opinion

A. Auditor

	1H 2002	1H 2001	2001	2000
Auditor	Samil Accounting Corporation	Anjin & Co Arthur Anderson		

B. Summary of review of financial statements

The Auditor (Samil Accounting Corporation) have reviewed the accompanying balance sheet of POSCO (the "Company") as of June 30. 2002. and the related statement of earnings for the six-month period then ended. expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

Review Period: July 8. 2002 ~ July 12. 2002

C. Special Items in Auditors' Reports

For the six month periods ended June 30. 2002

We conducted our review in accordance with semi-annual review standards as established by the Securities and Futures Commissions of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and. accordingly. we do not express an audit opinion.

Based on our review. nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly. in all material respects. in accordance with financial accounting standards for preparing semi-annual financial statements in the Republic of Korea.

The financial statements of the Company for the six-month period ended June 30. 2001. presented herein for comparative purposes. and were reviewed by Anjin Accounting Corporation. In their review report date July 19. 2001. they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly. in all material respects. in accordance with financial accounting standards for preparing semi-annual financial statements in the Republic of Korea.

As discussed in Note 1 to the financial statements. the Company changed its name from POHANG IRON & STEEL Co.. Ltd to POSCO in accordance with the approval of the shareholders on March 15. 2002.

As discussed in Note 28 to the financial statements. during the six-month period ended June 30. 2002 and 2001. the Company entered into sales and purchases transactions with related parties amounting to ₩ 914.391 million and ₩ 995.347 million. respectively. in 2002 and ₩ 1.057.416 million and ₩ 186.569 million. respectively. in 2001. Related receivables and payables are ₩ 394.426 million and ₩ 137.638 million, respectively, as of June 30, 2002 and ₩ 349.891 million and ₩ 177.196 million. respectively. as of June 30, 2001. In addition. the Company has provided repayment guarantee of loans of related parties amounting to ₩ 323.164 million in 2002 and ₩ 374,370 million in 2001.

As discussed in Note 16 to the financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic condition in the Republic of Korea and in the Asia pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet data cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

As discussed in Note 18 to the financial statements, during the six-month period ended June 30, 2002, in accordance with the Company's newly established corporate accounting standards, the Company reversed previously recorded allowance to the beginning balance of retained earnings. As a result, the beginning balance of retained earnings increased by ₩ 717,510 million and net income for the current period increased by ₩ 15,221 million.

The amounts expressed in U.S dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements.

The accompanying statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are intended for use by those who are informed about Korean accounting principles or reviewing standards and their application in practice.

The 34th fiscal year

(1) Changing of accounting estimate :

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characters of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31,2001.

(2) Extraordinary gain

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1998, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(3) Prepayment of severance indemnities

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩937,514 million was paid in September, 2001 and 2000 respectively.

(4) Uncertainty of Korean economy

As discussed in Note 32 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The 33rd fiscal year

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

(1) Extraordinary Gain
As discussed in Note 19 to the non-consolidated financial statements, the Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments(extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(2) Payment of Severance Indemnities
As discussed in Note 2 to the non-consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees had received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 was estimated to be ₩1,389,285 million, of which ₩937,514 million was paid in June, 2000 and the remaining balance of ₩451,771 million has been recorded as other accounts payable and is scheduled to be paid before June, 2001.

(3) Completion of Privatization
As discussed in Note 25 to the non-consolidated financial statements, in accordance with the Government's Privatization Policy for the Company, on October 4, 2000, the Company issued the seventh American Depositary Receipts("ADR") as a disposition of 4.60 percent or 4,438 thousand shares, out of 6.84 percent or 6,599 thousand shares owned by the Korea Development Bank. The remaining 2.24 percent or 2,161 thousand shares owned by the Korea Development Bank were acquired by the Company as treasury stock, thereby completing the privatization of the Company.

The accompanying non-consolidated financial statements do not present the financial position and result of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea. Accordingly, the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles and their application in practice.

2. Remuneration for the auditors

A. Auditing fee for three years

	Auditing Fee
1999	₩ 395,000,000
2000	₩ 520,000,000
2001	₩ 580,000,000

B. Auditing period

	Period for Auditing
1999	14 weeks
2000	18 weeks
2001	19 weeks

C. Consulting contract with auditors for recent 3 years

(Thousand won)

	Contracts	Fee
1999	4 contracts including refractory cost survey	171,804
2000	8 contracts including evaluation of POSCO Huls	325,550
2001	2 contract including tax consulting for 2001	46,000

V. Overview of Governance Structure and Major Subsidiaries and Affiliates

1. Corporate Governance

A. The Board of Directors and Others

(1) Composition of the Board

(a) Responsibilities of the Board

o Deliberation and decision-making on statutory and key managerial matters

- on statutory matters including convening the general meeting of shareholders. making decisions on the agenda for the shareholders' meeting. issuance of debt securities. and purchase of shares.
- on key managerial matters including establishing and revising management goals. core management strategies. and CIs and deciding on significant new outside investments

o Recommending candidates for standing directors. nominating Representative Director Chairman and Representative Director President as well as the Senior Executive Vice President. Executive Vice President. and Vice President

o Nominating members of special committees

o Making decisions on the functionality of the Board and its committees

(b) Regarding the announcement of resumes of directorship candidates and shareholders' recommendations thereto prior to the general meeting of shareholders

o On February 21. 2002. Director Candidate Recommendation Committee recommended 4 candidate for the positions of outside directors.

o On February 22. 2002. Board of Directors recommended 2 standing directors

o On February 22. 2002. Personal profile of the outside director candidates was disclosed

o On March 15. 2002. the recommended candidates were nominated as outside directors by the general meeting of shareholders

(c) Regarding the formation and composition of Director Candidate Recommendation Committee

o On March 17. 2000. the committee was established

o On March 15. 2002. the Director Candidate Recommendation and Evaluation Committee was established.

Name	Directorship	Others
Ung-suh Park	Outside Director	Chairman
Ku-Taek. Lee	Standing Director	Member
Samuel Chevalier	Outside Director	Member
Jong-won Lim	Outside Director	Member
Yong-woon Kim	Standing Director	Member

(d) Outside Directors (including name, educational background, work experience, relationship with the largest shareholder, and internal controls for access to significant managerial information)

Name	Experience	Relationship with the largest shareholder	Qualifications
Ung-suh Park	Currently Deputy Dean of Graduate school of Business Administration of Sejon Univ. And chairman of the OECD Economy and Industry Advisory Committee	None	All qualifications met
Jae-young Chung	Currently professor of the College of Economics, Seungkyungwan Univ. and member of the Trade Negotiations Committee of the Ministry of Foreign and Trade	None	All qualifications met
Guil-soo Shin	Currently professor and served as chancellor of the College of Economics, Myongji Univ.	None	All qualifications met
Jong-won Lim	Currently professor of the Dept. of Business Administration of SNU. Served as chairman of the Korea Marketing Academy	None	All qualifications met
Samuel Chevalier	Currently vice president of the Bank of New York Served as president of the Bank of Irving	None	All qualifications met
Soon Kim	Currently adviser to the Korea Machinery Industry Promotion Association. Served as chairman of the Appeal Hearing Committee	None	All qualifications met
Woo-hoe Park	Currently Chairman of Seoul Economist Club Served as professor of the Dept. of Economics, SNU	None	All qualifications met
Dae-wook Yoon	Currently adviser to SK Oxy Chemical Co., Ltd. Served as representative and president of SK Oxy Chemical Co., Ltd.	None	All qualifications met

o Internal Controls for Access to Significant Managerial Information

- All significant matters of the Company are submitted as agenda to the board of directors (related materials are distributed prior to the board meeting).
- The agenda to be submitted to the board undergoes a prior review by the board committees, which are mostly composed of outside directors.
- Outside directors are closely related to some departments of management. The Company's managerial state is periodically reported and related materials are provided on a frequent basis.
- Workshops and seminars on management are held for outside directors.

(e) Public Liability Insurance for Directors

(Unit: million won)

Name	Premium	Amount insured	Amount to be borne to POSCO
All directors	27	30,000	All premium

(2) Matters regarding the operation of the Board

(a) Significant Regulations

o Matters To Be Submitted to the Board

- Convening the general meetings of shareholders and making decisions on the agenda, issuance of debt securities, and purchase of proprietary shares
- Key managerial matters including mid and long term management strategies, annual business program, important new inside and outside investments

o Composition and function of board committees

	Composition	Function
Audit Committee	4 Outside Directors (Outside Director should be more than 2/3)	- Audit of Accounting and operation - Writing audit report on financial statements and report to Annual general shareholders meeting
Director Candidate Recommendation and Evaluation Committee	3 Outside Directors 2 Standing Directors	- Review qualifications of candidates for standing director and recommend outside director - Nominate representative Directors from Standing Directors - Preview nomination of members of special committee
Executive Management Committee	7 Standing Directors	- Review and approve the investment plan, human resource structure, and labor relation change
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	- Review of major investment plan and amendments of operational rule of the Board meeting. - Deliberation and resolution of agenda related financing and donation ranged from 100 million won to one billion won.

(b) Major Activities of the Board

Date	Agenda	Approval	Number of outside Directors
January 23	6 items including special committee regulation	All 6 items approved	
February 22	2 items including donation to POSCO educational foundation	All 2 items approved	
March 15	2 items including the composition of special committee	All 2 items approved	
April 27	6 items including setting up ESOP	All 6 items approved	
June 27	3 items including sustention of register of shareholder to pay dividends	All 3 items approved	

(c) Composition and Activities of the Board Committees

- o Composition: Please refer to the operational regulations of the Board
- o Activities

Date	Committees	Agenda
2002.1.22	Finance and Operation Committee	5 items including operation of special committee
2002.1.22	Management Development and compensation committee	2 items including management evaluation
2002.1.23	Director Candidate Recommendation Committee	approve the position of standing directors
2002.2.20	Finance and Operation Committee	POSCO educational foundation plan
2002.2.21	Director Candidate Recommendation Committee	2 items including evaluation and recommendation of outside director candidates
2002.3.15	Director Candidate Recommendation and evaluation Committee	appoint the position of standing directors
2002.4.26	Finance and Operation Committee	5 items including establishment of electric environment board
2002.4.27	Director Candidate Recommendation and evaluation Committee	2 items including endowment of stock option
2002.6. 7	Finance and Operation Committee	Investment plan of Biotech

B. Audit System-Related Matters

(1) Audit Organizations

(a) Establishment and Composition of the Audit Committee (and Auditors)

- o Date established: March 17, 2000
- o Composition: 4 members (Four outside directors)
- o The Company must set those internal controls up in accordance with the Commercial Code (Section 2 of Clause 415) and the Securities Exchange Act (Section 17 of Clause 191) which require any companies whose total assets are over 2 trillion KRW to establish said controls.

(b) Whether to establish an internal system under which the Audit Committee (Auditors) (the "Committee") can access the management information necessary to conduct the auditing duties of the Committee:

To be specified in the Operation Regulations of the Audit Committee based on the relevant laws and regulations

A. The Committee shall inspect the directors' execution of their duties.

B. The Committee may request the directors to report the Company's business or investigate the status of the company's businesses and financial conditions.

C. If the Committee is concerned that any actions by a director in violation of the relevant laws and regulations or the Articles of Incorporation of the Company may cause irrecoverable losses to the Company, the Committee may request the director to suspend such actions.

D. The Committee may request that an extraordinary general shareholders' meeting be convened by submitting to the Board of Directors a written request specifying the purposes of the meeting and the reasons for the convocation.

E. The Committee may request any companies, which the Company has invested in ("Invested Company") to report to the Committee their business activities, if necessary. If the Invested Company does not report to the Committee immediately or the contents of the report is necessary to be confirmed, the Committee may investigate the status of the financial condition and business of the Invested Company.

F. The Committee may seek advice from outside experts at the Company's expense, if necessary.

(c) Personnel Details of Auditors

Name	Major Experience	Qualifications	Others
Jae-young Chung	Professor of the College of Economics, Seungkyunkwan Univ.	All qualifications duly met	Chairman
Ung-suh Park	Deputy Dean of Cyber Graduate School of Business Administration of Seong Univ.	All qualifications duly met	
Woo-hee Park	Professor of the College of Economics, SNU	All qualifications duly met	
Dae-wook Yoon	Advisor of SK Oxy Chemical Co.,Ltd	All qualifications duly met	

(2) Major Activities of the Audit Committee (Auditors)

Date	Agenda	Approval
2002.1.18	revise the operation rule of audit committee The scheme for nominating external auditor	Approved
2002.2.19	34 Financial Statement The assessment of working situation related to internal accounting system Nominate external auditor	Approved
2002.3.13	Approve external auditor	Approved
2002.3.15	Nominate chairman of audit committee Appoint general manager of audit department	Approved
2002.4.26	There is no item on agenda - made a report of 1 quarterly audit result	

C. Matters Regarding Shareholders' Exercise of Voting Rights

(1) Cumulative voting

None applied.

(2) Voting in writing or electronic voting

None applied.

(3) Minority shareholders' exercise of voting rights

None applied.

D. Compensation for Management

(1) Compensation for Directors (including outside directors) and Auditors

(Unit: Million won)

Division	Total amount paid (Jan. ~ Jun.)	Upper limit set by OGM	Average amount paid per cap.
Directors	614 million	- 2,000 million won -Performance bonus : . 100% of yearly compensation . 200% of representative directors	112 million

(2) Stock option for directors :

Refer to 1 .Overview 4.Total number of shares. Stock option

2. Related Companies

A. Breakdown by POSCO's Ownership

(1) Companies with POSCO's Ownership of Over 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Pohang Coated Steel	95.2%	Dalian POSCO-CFM Coated Steel	40.0%
Changwon Specialty Steel Co.	86.7%	Zhangjiagang Pohang STS Steel	82.5%
POSCON	90.2%	Shunde Pohang Coated Steel	93.5%
POSCO Machinery Engineering	100%	POSVINA	50.0%
POSCO Machinery Co.	100%	MYANMAR POSCO	70.0%
POSCOENC	97.4%	POSAM	99.3%
POS A.C. Architects & Engineering	100%	KOBRASCO	50.0%
POSTEEL	95.3%	POSINVEST	100.0%
POSDATA	65%	PT.POSNESIA	70.0%
Seung Kwang	66%	POSA	100.0%
POSRI	95%	POA	100.0%
POSTECH Venture	95%	PT.KS-POSCO	40.0%
POS-ENERGY	95%	POSCHROME	25.0%
Korea Daily News	22.4%	VPS	35.0%
POSREC	60.0%	POSVEN	40.0%

- POSCO Engineering & Construction was changed to POSCOENC (Company Name)
  (Change par value of stock : 10,000won per stock → 5,000won, April 27)
- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration
  (Ownership change: 36.73% → 22.41%)
- POSREC : Ownership increase 24.3% → 60% (April 19)
- POSCON : Reduction without consideration (May 30) Reduction with consideration (May 31)
  (Ownership change : 96.8% → 90.2%)
- Changwon Specialty Steel Co. : Reduction with(without) consideration
  (Ownership change : 72.2% → 86.7%)

(2) Companies with POSCO's Ownership of 10% to 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Kihyup Finance	10.3	VINAPIPE	10.6
Daekyeong Steel	19.0	EntoB	17.5
Chunnam Pro-soccer Association	13.2	SK IMT	12.0
Pohang Pro-soccer Association	16.7	SUS	10.0

(3) The Companies with Joint Investment by POSCO and its Subsidiaries

Company	Investor	Interest (%)	Company	Investor	Interest (%)
Dalian POSCO-CFM Coated Steel	POSCO POSTEEL	40.0 15.0	POS-Tianjin Coil Center Co.	POSCO POSTEEL	10.0 60.0
VSC-POSCO Steel Corp.	POSCO POSTEEL	35.0 5.0	Global Unity	POSCO POA	13.3 3.3
POS-THAI	POSCO POSTEEL	11.7 52.2	POSVEN	POSCO POSTEEL POSEC	40.0 10.0 10.0
Shunde Xing Pu Steel Center Co.	POSCO POSTEEL	10.5 10.5	POS-HYUNDAI	POSCO POSTEEL	10.0 19.5

(4) Companies with Interest of over 10% of POSCO's Subsidiaries

Companies	Investors	Interests
Shanghai POSEC Real Estate Development Co., Ltd.	POSEC	100.0%
POSEC- HAWAII INC	"	100.0%
International B/C CO	"	60.0%
POSLILAMA STEEL STRUCTURE CO.	"	60.0%
Midas IT	"	27.9%
Incheon International Airport Railroad	"	11.0%
Zhangjiagang POSEC Shagang Steel Port Co., Ltd	"	25.0%
PIO	POSTEEL	100.0%
POSCAN	"	100.0%
POS-Tianjin Coil Center Co.	"	60.0%
Soju-Dongshin Color Metal Sheet Company Ltd	"	30.0%
POS-THAI	"	52.2%
POS-Hyundai	"	19.5%
Zhangjiagang Xiaosha Steel Coil Service Center	"	17.5%
Dalian POSCO-CFM Coated Steel		15.0%

Korea Nickel Company Ltd.	"	14.0%
Shunde Xing Pu Steel Center Co.	"	10.5%
UPI	POSAM	50.0%
POSMETAL	PIO	50.0%
Fujiura Butsuryu Center Co.. Ltd.	PIO	30.0%
Dong Bang Special Steel Co.. Ltd.	POSCON	14.0%
Kognotec Korea	POSDATA	40.0%
Insolution Co.. Ltd.	POSDATA	14.0%
Success Maker.Co.Ltd	"	19.9%
Carpos Club Co.. Ltd	"	19.7%
POSMEC MasRoll Korea. Co.. Ltd.	POSMEC	19.0%
Korea Sports Promotion	Seung Kwang	16.4%

B. Financial performance by subsidiaries and affiliated companies

POSCOENC

(Million Won)

	2001	2000	1999
Current Asset	635,294	685,916	681,464
Quick Asset	520,430	544,346	558,144
Inventory	114,864	141,570	123,320
Fixed Asset	456,401	388,202	374,202
Investment	398,195	320,280	309,208
Tangible Asset	49,725	67,051	63,654
Intangible Asset	8,481	871	1,340
Deferred Asset	-	-	-
Total Asset	1,091,695	1,074,118	1,055,666
Current Liabilities	361,139	335,919	313,628
Fixed Liabilities	44,914	92,243	123,311
Total Liabilities	406,053	428,162	436,938
Common Stock	343,481	343,481	343,481
Capital Surplus	95,686	95,686	95,686
Capital Reseves	95,686	95,686	95,686
Assets Revaluation Surplus	-	-	-
Retained Earnings	238,181	204,593	185,067
Capital Adjustment	8,294	2,196	-5,506
Shareholders' Equity	685,642	645,956	618,728
Sales	949,230	613,525	809,441
Operating Income	65,166	24,005	58,590
Ordinary Income	57,695	32,140	69,493
Net Income	43,892	19,161	47,001

POSTEEL

(Million Won)

	2001	2000	1999
Current Asset	185,543	263,042	355,716
Quick Asset	180,942	251,816	348,404
Inventory	4,601	11,226	7,312
Fixed Asset	344,893	299,296	256,132
Investment	200,036	171,505	132,383
Tangible Asset	139,958	127,074	123,592
Intangible Asset	4,899	716	157
Deferred Asset	-	-	-
Total Asset	530,436	562,338	611,848
Current Liabilities	210,360	253,871	315,256
Fixed Liabilities	15,772	12,239	19,643
Total Liabilities	226,132	266,111	334,899
Common Stock	90,000	90,000	90,000
Capital Surplus	119,788	119,788	119,788
Capital Reseves	119,788	119,788	119,788
Assets Revaluation Surplus	-	-	-
Retained Earnings	75,535	66,865	52,874
Capital Adjustment	18,981	19,574	14,287
Shareholders' Equity	304,304	296,227	276,949
Sales	1,918,258	2,090,204	2,191,625
Operating Income	8,595	11,265	7,792
Ordinary Income	11,494	21,460	7,181
Net Income	8,659	16,626	8,184

POSCON

(Million Won)

	2001	2000	1999
Current Asset	57,341	66,618	56,397
Quick Asset	56,795	66,245	54,823
Inventory	546	372	1,573
Fixed Asset	49,481	45,244	58,516
Investment	28,087	25,976	41,323
Tangible Asset	18,452	19,269	17,194
Intangible Asset	2,942	-	-
Deferred Asset	-	-	-
Total Asset	106,822	111,862	114,913
Current Liabilities	36,454	47,253	33,526
Fixed Liabilities	1,815	786	23,305
Total Liabilities	38,269	48,040	56,831
Common Stock	46,000	46,000	46,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	22,551	17,821	12,082
Capital Adjustment	2	1	-
Shareholders' Equity	68,553	63,822	58,082
Sales	202,357	166,591	147,778
Operating Income	5,724	5,074	5,273
Ordinary Income	7,839	6,262	7,770
Net Income	6,110	4,067	6,015

Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	132,682	155,048	138,345
Quick Asset	100,190	108,467	113,990
Inventory	32,492	46,580	24,354
Fixed Asset	138,831	142,874	95,011
Investment	11,810	8,289	18,598
Tangible Asset	126,379	134,582	76,410
Intangible Asset	642	4	3
Deferred Asset	-	-	-
Total Asset	271,513	297,922	233,356
Current Liabilities	73,040	117,389	131,592
Fixed Liabilities	10,560	7,318	3,287
Total Liabilities	83,600	124,707	134,879
Common Stock	21,000	39,000	39,000
Capital Surplus	90,757	70,065	9,706
Capital Reseves	29,803	9,111	9,706
Assets Revaluation Surplus	60,954	60,955	-
Retained Earnings	76,156	64,150	49,771
Capital Adjustment	-	-	-
Shareholders' Equity	187,913	173,215	98,477
Sales	395,965	376,491	347,337
Operating Income	21,566	28,158	16,310
Ordinary Income	22,157	29,068	18,375
Net Income	15,156	20,228	12,613

POSCO Machinery Engineering

(Million Won

	2001	2000	1999
Current Asset	24,893	30,069	30,617
Quick Asset	23,843	29,121	29,767
Inventory	1,050	948	850
Fixed Asset	15,678	15,867	23,525
Investment	4,475	3,901	10,944
Tangible Asset	10,986	11,646	12,480
Intangible Asset	217	320	102
Deferred Asset	-	-	-
Total Asset	40,571	45,935	54,142
Current Liabilities	10,404	16,297	18,828
Fixed Liabilities	1,794	1,457	10,162
Total Liabilities	12,198	17,754	28,990
Common Stock	17,000	17,000	17,000
Capital Surplus	544	544	544
Capital Reseves	544	544	-
Assets Revaluation Surplus	-	-	544
Retained Earnings	10,829	10,638	7,608
Capital Adjustment	-	-	-
Shareholders' Equity	28,373	28,182	25,152
Sales	109,004	104,206	95,712
Operating Income	5,614	5,175	3,550
Ordinary Income	228	5,404	5,731
Net Income	191	3,729	3,129

POSDATA

(Million Won)

	2001	2000	1999
Current Asset	63,573	82,269	57,442
Quick Asset	59,356	79,502	54,684
Inventory	4,217	2,767	2,758
Fixed Asset	130,783	94,841	78,122
Investment	23,195	7,856	16,882
Tangible Asset	102,026	84,366	59,251
Intangible Asset	5,562	2,620	1,989
Deferred Asset	-	-	-
Total Asset	194,356	177,110	135,564
Current Liabilities	63,692	82,123	59,539
Fixed Liabilities	33,028	7,408	29,832
Total Liabilities	96,720	89,532	89,370
Common Stock	30,776	30,776	35,000
Capital Surplus	37,106	37,106	-
Capital Reseves	37,106	37,106	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	29,756	19,697	11,194
Capital Adjustment	-2	-	-
Shareholders' Equity	97,636	87,578	46,194
Sales	301,917	269,335	181,416
Operating Income	17,347	16,607	7,193
Ordinary Income	14,917	16,566	6,462
Net Income	13,136	11,540	5,708

POSRI

(Million Won)

	2001	2000	1999
Current Asset	13,007	11,658	16,282
Quick Asset	13,007	11,658	16,282
Inventory	-	-	-
Fixed Asset	12,120	12,834	13,643
Investment	1,195	1,315	2,030
Tangible Asset	10,576	11,079	11,613
Intangible Asset	349	440	-
Deferred Asset	-	-	-
Total Asset	25,127	24,493	29,926
Current Liabilities	1,450	1,298	6,695
Fixed Liabilities	431	223	913
Total Liabilities	1,881	1,520	7,608
Common Stock	20,000	20,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	3,246	2,973	2,318
Capital Adjustment	-	-	-
Shareholders' Equity	23,246	22,973	22,318
Sales	11,872	12,019	9,041
Operating Income	-167	212	20
Ordinary Income	403	968	1,176
Net Income	273	655	811

Seung Kwang

(Million Won)

	2001	2000	1999
Current Asset	574	354	4,647
Quick Asset	379	191	4,520
Inventory	195	163	126
Fixed Asset	75,120	76,343	75,160
Investment	8,916	8,897	8,480
Tangible Asset	66,204	67,446	66,680
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	75,694	76,697	79,807
Current Liabilities	6,769	9,298	1,967
Fixed Liabilities	30,338	30,253	40,255
Total Liabilities	37,107	39,551	42,222
Common Stock	41,450	41,450	41,450
Capital Surplus	913	913	913
Capital Reseves	913	913	913
Assets Revaluation Surplus	-	-	-
Retained Earnings	-3,776	-5,217	-5,498
Capital Adjustment	-	-	721
Shareholders' Equity	38,587	37,146	37,585
Sales	11,512	9,301	7,022
Operating Income	2,031	939	837
Ordinary Income	1,515	282	3
Net Income	1,441	282	-265

POS A.C.

(Million Won)

	2001	2000	1999
Current Asset	8,180	7,979	7,564
Quick Asset	8,180	7,979	7,564
Inventory	-	-	-
Fixed Asset	1,819	1,306	2,796
Investment	1,467	1,105	2,506
Tangible Asset	352	201	290
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	9,999	9,285	10,360
Current Liabilities	2,246	2,304	1,671
Fixed Liabilities	1,123	858	3,033
Total Liabilities	3,369	3,162	4,704
Common Stock	1,300	1,300	1,300
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,330	4,823	4,357
Capital Adjustment	-	-	-
Shareholders' Equity	6,630	6,123	5,657
Sales	20,746	16,479	15,492
Operating Income	277	524	395
Ordinary Income	624	685	460
Net Income	507	468	136

Changwon Specialty Steel

(Million Won)

	2001	2000	1999
Current Asset	210,158	355,751	378,409
Quick Asset	128,880	252,468	275,647
Inventory	81,278	103,283	102,762
Fixed Asset	481,903	519,237	504,821
Investment	8,121	14,399	2,631
Tangible Asset	422,806	448,601	438,432
Intangible Asset	50,976	56,237	63,759
Deferred Asset	-	-	-
Total Asset	692,061	874,988	883,230
Current Liabilities	195,803	336,784	552,661
Fixed Liabilities	77,335	162,060	25,645
Total Liabilities	273,138	498,844	578,306
Common Stock	360,000	360,000	360,000
Capital Surplus	21	21	-
Capital Reseves	21	21	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	58,902	16,122	-55,076
Capital Adjustment	-	-	-
Shareholders' Equity	418,923	376,144	304,924
Sales	629,717	671,568	578,873
Operating Income	48,468	61,571	69,786
Ordinary Income	52,984	23,082	22,337
Net Income	46,380	16,771	15,609

POSCO Machinery Co.

(Million Won)

	2001	2000	1999
Current Asset	19,015	21,543	19,079
Quick Asset	18,888	21,467	19,069
Inventory	127	76	10
Fixed Asset	10,206	9,296	15,608
Investment	2,541	1,405	7,403
Tangible Asset	7,347	7,859	8,162
Intangible Asset	318	32	43
Deferred Asset	-	-	-
Total Asset	29,221	30,840	34,687
Current Liabilities	9,221	12,578	8,228
Fixed Liabilities	828	425	11,083
Total Liabilities	10,049	13,003	19,311
Common Stock	10,000	10,000	10,000
Capital Surplus	3,229	3,229	3,229
Capital Reseves	3,229	3,229	3,229
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,943	4,608	2,148
Capital Adjustment	-	-	-
Shareholders' Equity	19,172	17,837	15,377
Sales	69,498	67,255	52,277
Operating Income	3,724	4,045	3,305
Ordinary Income	1,905	4,261	4,631
Net Income	1,335	2,960	3,148

POSREC

(Million Won)

	2001	2000	1999
Current Asset	68,905	71,115	70,650
Quick Asset	44,027	41,482	43,432
Inventory	24,878	29,633	27,217
Fixed Asset	46,835	52,483	74,197
Investment	7,151	11,251	29,995
Tangible Asset	39,347	40,915	44,202
Intangible Asset	337	316	-
Deferred Asset	-	-	-
Total Asset	115,740	123,598	144,847
Current Liabilities	41,694	39,569	54,466
Fixed Liabilities	2,138	26,326	37,745
Total Liabilities	43,832	65,895	92,211
Common Stock	29,535	37,500	37,500
Capital Surplus	23,556	3,311	3,311
Capital Reseves	23,556		
Assets Revaluation Surplus	-		
Retained Earnings	18,817	16,892	11,825
Capital Adjustment	-	1	-
Shareholders' Equity	71,908	57,703	52,636
Sales	184,994	187,857	181,004
Operating Income	7,980	11,523	9,343
Ordinary Income	6,442	7,438	4,732
Net Income	4,909	5,060	4,036

POSTECH

Venture

(Million Won)

	2001	2000	1999
Current Asset	9,649	13,639	10,375
Quick Asset	9,649	13,639	10,375
Inventory	-	-	-
Fixed Asset	26,172	23,655	11,938
Investment	26,115	23,530	11,871
Tangible Asset	57	115	45
Intangible Asset	-	11	21
Deferred Asset	-	-	-
Total Asset	35,821	37,294	22,312
Current Liabilities	137	157	74
Fixed Liabilities	287	319	331
Total Liabilities	424	476	405
Common Stock	30,000	30,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,580	2,376	1,907
Capital Adjustment	2,817	4,442	-
Shareholders' Equity	35,397	36,818	21,907
Sales	1,397	1,256	1,067
Operating Income	250	456	494
Ordinary Income	301	607	487
Net Income	204	522	472

Korea Daily News

(Million Won)

	2001	2000	1999
Current Asset	36,331	53,873	76,357
Quick Asset	35,772	53,361	75,813
Inventory	559	512	544
Fixed Asset	189,289	213,137	253,521
Investment	37,616	51,907	90,767
Tangible Asset	151,656	161,208	162,726
Intangible Asset	17	22	28
Deferred Asset	-	-	-
Total Asset	225,620	267,010	329,878
Current Liabilities	66,437	127,808	124,900
Fixed Liabilities	96,587	36,490	109,036
Total Liabilities	163,024	164,298	233,936
Common Stock	25,371	54,445	54,445
Capital Surplus	33,949	18,680	18,680
Capital Reseves	29,073	-	-
Assets Revaluation Surplus	4,876	18,680	18,680
Retained Earnings	-	33,229	22,715
Capital Adjustment	3,276	-3,642	102
Shareholders' Equity	62,596	102,712	95,942
Sales	93,976	105,075	157,716
Operating Income	-7,375	-22,742	-25,799
Ordinary Income	-29,509	19,520	-14,826
Net Income	-47,034	10,518	-10,367

Kognotec Korea

(Million Won)

	2001		
Current Asset	634		
Quick Asset	634		
Inventory	-		
Fixed Asset	114		
Investment	58		
Tangible Asset	35		
Intangible Asset	22		
Deferred Asset	-		
Total Asset	749		
Current Liabilities	13		
Fixed Liabilities	-		
Total Liabilities	13		
Common Stock	1,000		
Capital Surplus	-		
Capital Reseves	-		
Assets Revaluation Surplus	-		
Retained Earnings	-261		
Capital Adjustment	-4		
Shareholders' Equity	736		
Sales	-		
Operating Income	-278		
Ordinary Income	-261		
Net Income	-261		

POSAM

(Million Won)

	2001	2000	1999
Current Asset	110,917	110,653	103,436
Quick Asset	103,286	102,092	94,955
Inventory	7,631	8,561	8,481
Fixed Asset	139,294	145,403	132,077
Investment	137,707	143,722	130,454
Tangible Asset	1,587	1,681	1,623
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	250,211	256,056	235,513
Current Liabilities	133,426	143,902	137,954
Fixed Liabilities	-	-	-
Total Liabilities	133,426	143,902	137,954
Common Stock	329,249	357,354	324,929
Capital Surplus	20,420	1	1
Capital Reseves	20,420	1	1
Assets Revaluation Surplus	-	-	-
Retained Earnings	-232,884	-245,201	-227,371
Capital Adjustment	-	-	-
Shareholders' Equity	116,785	112,154	97,559
Sales	300,036	399,345	361,794
Operating Income	7,832	12,050	9,748
Ordinary Income	22,235	7,106	-15,783
Net Income	24,572	4,362	-15,943

POSA

(Million Won)

	2001	2000	1999
Current Asset	38,442	74,246	74,557
Quick Asset	36,297	71,754	72,608
Inventory	2,145	2,492	1,949
Fixed Asset	24,329	24,341	26,964
Investment	4,071	7,459	8,251
Tangible Asset	15,384	16,882	18,713
Intangible Asset	4,874	-	-
Deferred Asset	-	-	-
Total Asset	62,771	98,587	101,521
Current Liabilities	9,821	55,682	60,749
Fixed Liabilities	5,297	6,250	6,220
Total Liabilities	15,118	61,933	66,970
Common Stock	25,853	26,797	28,412
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	21,800	9,858	6,139
Capital Adjustment	-	-	-
Shareholders' Equity	47,653	36,655	34,551
Sales	113,702	170,304	193,123
Operating Income	14,575	7,845	6,236
Ordinary Income	17,213	10,491	6,511
Net Income	12,095	7,554	4,164

POSCAN

(Million Won)

	2001	2000	1999
Current Asset	17,779	12,667	21,210
Quick Asset	11,757	5,068	15,387
Inventory	6,022	7,599	5,823
Fixed Asset	35,998	36,305	34,832
Investment	2,083	2,100	1,970
Tangible Asset	22,359	23,064	22,645
Intangible Asset	11,556	11,141	10,217
Deferred Asset	-	-	-
Total Asset	53,777	48,972	56,041
Current Liabilities	3,890	3,805	11,515
Fixed Liabilities	1,148	-	-
Total Liabilities	5,038	3,805	11,515
Common Stock	45,829	46,212	43,340
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,910	-1,045	1,187
Capital Adjustment	-	-	-
Shareholders' Equity	48,739	45,167	44,527
Sales	61,837	48,958	57,351
Operating Income	8,222	1,194	4,385
Ordinary Income	8,794	1,563	4,327
Net Income	7,282	1,259	3,928

POA

(Million Won)

	2001	2000	1999
Current Asset	110,205	74,371	70,183
Quick Asset	110,205	74,371	70,183
Inventory	-	-	-
Fixed Asset	2,616	2,599	2,639
Investment	757	719	654
Tangible Asset	1,859	1,880	1,985
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	112,821	76,970	72,822
Current Liabilities	105,635	70,197	66,856
Fixed Liabilities	1,147	1,038	673
Total Liabilities	106,782	71,234	67,528
Common Stock	1,591	1,512	1,374
Capital Surplus	85	81	74
Capital Reseves	85	81	74
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,363	4,143	3,845
Capital Adjustment	-	-	-
Shareholders' Equity	6,039	5,736	5,294
Sales	668,843	690,038	480,288
Operating Income	2,418	2,211	555
Ordinary Income	2,410	2,699	564
Net Income	2,091	2,384	466

PIO

(Million Won)

	2001	2000	1999
Current Asset	100,525	184,218	179,250
Quick Asset	86,422	157,414	160,098
Inventory	14,103	26,804	19,152
Fixed Asset	48,344	53,925	55,523
Investment	3,881	4,553	4,536
Tangible Asset	44,463	49,372	50,987
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	148,869	238,143	234,773
Current Liabilities	127,703	212,242	202,611
Fixed Liabilities	13,442	17,508	22,222
Total Liabilities	141,145	229,750	224,833
Common Stock	404	441	449
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	7,320	7,952	9,491
Capital Adjustment	-	-	-
Shareholders' Equity	7,724	8,393	9,940
Sales	273,761	398,653	385,829
Operating Income	2,114	5,055	6,907
Ordinary Income	804	2,396	4,502
Net Income	290	1,216	2,092

VPS

(Million Won)

	2001	2000	1999
Current Asset	17,231	18,710	15,430
Quick Asset	6,068	7,569	5,595
Inventory	11,163	11,141	9,835
Fixed Asset	23,181	24,570	25,603
Investment	29	27	-
Tangible Asset	21,049	22,396	23,113
Intangible Asset	2,103	2,146	2,490
Deferred Asset	-	-	-
Total Asset	40,412	43,280	41,033
Current Liabilities	12,032	18,401	19,088
Fixed Liabilities	6,655	8,094	10,851
Total Liabilities	18,687	26,496	29,939
Common Stock	17,042	16,154	15,116
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation surplus	-	-	-
Retained Earnings	4,683	631	-4,022
Capital Adjustment	-	-	-
Shareholders' Equity	21,725	16,784	11,094
Sales	89,181	71,796	63,728
Operating Income	10,268	8,029	7,496
Ordinary Income	8,041	5,140	4,921
Net Income	7,562	4,865	5,352

POSMETAL

(Million Won)

	2001	2000	1999
Current Asset	20,116	25,959	26,714
Quick Asset	15,426	19,554	20,318
Inventory	4,690	6,406	6,396
Fixed Asset	11,367	12,874	13,639
Investment	1,001	843	562
Tangible Asset	10,305	11,927	12,932
Intangible Asset	61	103	146
Deferred Asset	-	-	-
Total Asset	31,483	38,833	40,353
Current Liabilities	22,929	33,532	34,075
Fixed Liabilities	4,053	551	1,683
Total Liabilities	26,982	34,082	35,757
Common Stock	3,028	3,305	3,366
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,473	1,446	1,230
Capital Adjustment	-	-	-
Shareholders' Equity	4,501	4,751	4,595
Sales	38,858	42,017	39,965
Operating Income	608	1,010	1,018
Ordinary Income	594	920	1,030
Net Income	286	479	613

Shanghai Posec Real Estate Development

(Million Won)

	2001	2000	1999
Current Asset	465	1,824	7,970
Quick Asset	430	1,795	7,951
Inventory	35	29	19
Fixed Asset	182,916	177,812	158,840
Investment	270	262	263
Tangible Asset	150,499	145,687	150,792
Intangible Asset	32,147	31,864	7,785
Deferred Asset	-	-	-
Total Asset	183,381	179,636	166,810
Current Liabilities	113,514	93,719	25,337
Fixed Liabilities	-	16,972	68,514
Total Liabilities	113,514	110,690	93,850
Common Stock	83,004	78,844	71,674
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-13,137	-9,898	1,286
Capital Adjustment	-	-	-
Shareholders' Equity	69,867	68,946	72,959
Sales	11,557	2,616	-
Operating Income	3,065	-2,727	-
Ordinary Income	-2,645	-8,131	1,342
Net Income	-2,645	-8,259	1,342

IBC

(Million Won)

	2001	2000	1999
Current Asset	1,519	10,136	10,671
Quick Asset	1,499	10,117	8,981
Inventory	20	19	1,691
Fixed Asset	114,553	95,839	85,746
Investment	-	-	-
Tangible Asset	107,920	90,885	80,976
Intangible Asset	6,633	4,953	4,770
Deferred Asset	-	-	-
Total Asset	116,072	105,975	96,417
Current Liabilities	73,412	66,742	22,054
Fixed Liabilities	30,114	31,865	58,155
Total Liabilities	103,526	98,608	80,209
Common Stock	30,970	22,620	21,167
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-18,541	-13,117	-4,887
Capital Adjustment	117	-2,136	-72
Shareholders' Equity	12,546	7,367	16,208
Sales	8,650	4,056	1,351
Operating Income	978	737	-475
Ordinary Income	-4,674	-7,256	-5,102
Net Income	-4,674	-7,256	-5,102

POS-Tianjin Coil Center Co.

(Million Won)

	2001	2000	1999
Current Asset	18,805	17,448	13,298
Quick Asset	12,825	11,496	8,531
Inventory	5,980	5,953	4,767
Fixed Asset	7,649	8,019	8,096
Investment	-	-	-
Tangible Asset	6,301	6,622	6,685
Intangible Asset	1,348	1,397	1,411
Deferred Asset	-	-	-
Total Asset	26,454	25,468	21,394
Current Liabilities	14,672	14,386	11,758
Fixed Liabilities	-	-	-
Total Liabilities	14,672	14,386	11,758
Common Stock	11,292	10,726	9,750
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	490	356	-115
Capital Adjustment	-	-	-
Shareholders' Equity	11,782	11,081	9,636
Sales	35,036	30,593	27,744
Operating Income	406	790	1,031
Ordinary Income	113	402	77
Net Income	113	402	77

Dalian POSCO-CFM Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,763	20,280	22,377
Quick Asset	5,005	5,123	14,384
Inventory	10,758	15,157	7,993
Fixed Asset	53,504	52,849	52,677
Investment	66	63	57
Tangible Asset	50,085	49,855	49,596
Intangible Asset	3,353	2,931	3,024
Deferred Asset	-	-	-
Total Asset	69,267	73,129	75,055
Current Liabilities	29,170	34,845	48,527
Fixed Liabilities	26	24	19
Total Liabilities	29,196	34,869	48,546
Common Stock	34,836	31,546	28,684
Capital Surplus	19	9	8
Capital Reseves	19	9	8
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,216	6,705	-2,184
Capital Adjustment	-	-	-
Shareholders' Equity	40,071	38,260	26,509
Sales	123,534	142,010	108,551
Operating Income	4,273	10,260	5,565
Ordinary Income	2,624	8,173	2,147
Net Income	2,624	8,173	2,147

POS-LILAMA

(Million Won)

	2001	2000	1999
Current Asset	1,976	1,838	2,536
Quick Asset	898	674	1,293
Inventory	1,078	1,165	1,243
Fixed Asset	11,321	9,041	9,758
Investment	11	7	15
Tangible Asset	8,163	6,582	7,188
Intangible Asset	3,147	2,452	2,555
Deferred Asset	-	-	-
Total Asset	13,297	10,879	12,294
Current Liabilities	3,086	7,807	6,080
Fixed Liabilities	16,576	9,430	8,564
Total Liabilities	19,662	17,237	14,644
Common Stock	10,908	8,625	8,194
Capital Surplus	-	-	-2,986
Capital Reseves	-	-	-2,986
Assets Revaluation Surplus	-	-	-
Retained Earnings	-14,320	-11,258	-7,558
Capital Adjustment	-2,953	-3,725	-
Shareholders' Equity	-6,365	-6,358	-2,350
Sales	2,283	742	1,370
Operating Income	-1,125	-1,703	-1,397
Ordinary Income	-2,246	-2,813	-2,505
Net Income	-2,353	-2,823	-2,501

Zhangjiagang POSCO Stainless Steel

(Million Won)

	2001	2000	1999
Current Asset	103,438	90,529	64,694
Quick Asset	55,858	48,853	31,273
Inventory	47,580	41,676	33,422
Fixed Asset	168,260	143,563	143,451
Investment	6,370	5,810	4,531
Tangible Asset	154,205	130,607	131,236
Intangible Asset	7,685	7,146	7,684
Deferred Asset	-	-	-
Total Asset	271,698	234,092	208,145
Current Liabilities	84,209	74,649	35,053
Fixed Liabilities	41,424	57,305	88,561
Total Liabilities	125,633	131,955	123,614
Common Stock	127,069	90,740	82,488
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	18,996	11,398	2,043
Capital Adjustment	-	-	-
Shareholders' Equity	146,065	102,138	84,532
Sales	454,725	312,641	163,867
Operating Income	19,920	13,249	10,162
Ordinary Income	15,096	7,635	4,265
Net Income	13,936	7,635	4,265

Shunde Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,923	14,180	11,498
Quick Asset	8,421	8,604	1,947
Inventory	7,502	5,576	9,550
Fixed Asset	27,912	29,749	29,951
Investment	-	-	-
Tangible Asset	25,042	26,412	26,452
Intangible Asset	2,870	3,337	3,499
Deferred Asset	-	-	-
Total Asset	43,835	43,930	41,449
Current Liabilities	21,206	19,216	15,676
Fixed Liabilities	-	6,365	11,582
Total Liabilities	21,206	25,581	27,258
Common Stock	20,671	17,983	16,347
Capital Surplus	8	8	7
Capital Reseves	8	8	7
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,950	358	-2,163
Capital Adjustment	-	-	-
Shareholders' Equity	22,629	18,349	14,191
Sales	68,208	61,125	58,070
Operating Income	2,702	3,931	838
Ordinary Income	1,584	2,347	-983
Net Income	1,584	2,347	-983

POS-THAI

(Million Won)

	2001	2000	1999
Current Asset	15,505	12,365	13,401
Quick Asset	8,723	7,522	7,752
Inventory	6,782	4,843	5,649
Fixed Asset	7,022	7,565	8,646
Investment	-	-	-
Tangible Asset	7,022	7,565	8,632
Intangible Asset	-	-	15
Deferred Asset	-	-	-
Total Asset	22,527	19,930	22,047
Current Liabilities	16,059	9,655	16,972
Fixed Liabilities	-	4,166	-
Total Liabilities	16,059	13,821	16,972
Common Stock	12,291	11,890	7,535
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-5,823	-5,781	-2,459
Capital Adjustment	-	-	-
Shareholders' Equity	6,468	6,109	5,076
Sales	24,698	17,275	15,841
Operating Income	523	-1,140	-2,789
Ordinary Income	241	-3,244	-3,460
Net Income	241	-3,244	-3,460

POSVEN

(Million Won)

	2001	2000	1999
Current Asset	35,157	57,084	69,100
Quick Asset	26,419	54,730	69,100
Inventory	8,738	2,354	-
Fixed Asset	356,131	395,240	343,238
Investment	10,221	6,212	4,381
Tangible Asset	277,750	306,588	261,191
Intangible Asset	68,160	82,439	77,666
Deferred Asset	-	-	-
Total Asset	391,288	452,324	412,338
Current Liabilities	354,510	350,809	10,180
Fixed Liabilities	-	-	303,589
Total Liabilities	354,510	350,809	313,769
Common Stock	92,311	96,836	94,026
Capital Surplus	4,461	4,679	4,543
Capital Reseves	4,461	4,679	4,543
Assets Revaluation Surplus	-	-	-
Retained Earnings	-59,994	-	-
Capital Adjustment	-	-	-
Shareholders' Equity	36,778	101,516	98,570
Sales	24,507	-	-
Operating Income	-32,987	-	-
Ordinary Income	-62,102	-	-
Net Income	-62,102	-	-

Zhangjiagang Posa Steel Port

(Million Won)

	2001	2000	1999
Current Asset	1,835	2,282	1,327
Quick Asset	1,808	2,257	1,306
Inventory	27	25	21
Fixed Asset	7,787	7,941	7,647
Investment	-	-	-
Tangible Asset	6,833	6,804	6,405
Intangible Asset	954	1,136	1,242
Deferred Asset	-	-	-
Total Asset	9,622	10,223	8,975
Current Liabilities	335	1,207	159
Fixed Liabilities	-	630	2,405
Total Liabilities	335	1,837	2,565
Common Stock	6,635	6,302	5,729
Capital Surplus	5	4	4
Capital Reseves	5	4	4
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,647	2,079	677
Capital Adjustment	-	-	-
Shareholders' Equity	9,287	8,386	6,410
Sales	2,080	2,696	2,375
Operating Income	455	1,240	853
Ordinary Income	447	1,117	635
Net Income	446	1,114	635

MYANMAR-POSCO

(Million Won)

	2001	2000	1999
Current Asset	5,762	4,705	4,308
Quick Asset	2,349	2,908	1,519
Inventory	3,413	1,797	2,789
Fixed Asset	4,870	5,282	5,990
Investment	-	-	-
Tangible Asset	4,430	4,655	5,224
Intangible Asset	440	627	766
Deferred Asset	-	-	-
Total Asset	10,632	9,987	10,298
Current Liabilities	3,691	3,801	5,085
Fixed Liabilities	1,591	2,267	2,062
Total Liabilities	5,282	6,068	7,147
Common Stock	4,244	4,031	3,665
Capital Surplus	1	1	2
Capital Reseves	1	1	2
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,105	-114	-515
Capital Adjustment	-	-	-
Shareholders' Equity	5,350	3,919	3,151
Sales	12,610	14,040	7,276
Operating Income	1,533	492	-541
Ordinary Income	1,238	160	-624
Net Income	1,238	160	-571

POSINVEST

(Million Won)

	2001	2000	1999
Current Asset	2,056	6,971	18,606
Quick Asset	2,056	6,971	18,606
Inventory	-	-	-
Fixed Asset	125,390	144,084	168,884
Investment	125,364	144,028	168,809
Tangible Asset	26	55	75
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	127,446	151,055	187,489
Current Liabilities	100,911	98,028	128,358
Fixed Liabilities	-	25,194	34,390
Total Liabilities	100,911	123,222	162,749
Common Stock	26,522	25,194	22,908
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	13	2,639	1,833
Capital Adjustment	-	-	-
Shareholders' Equity	26,535	27,833	24,741
Sales	-	-	-
Operating Income	-849	-1,029	-1,292
Ordinary Income	3,639	2,358	1,935
Net Income	3,639	2,358	1,898

KOBRASCO

(Million Won)

	2001	2000	1999
Current Asset	49,648	30,556	59,417
Quick Asset	39,761	22,147	52,623
Inventory	9,887	8,409	6,794
Fixed Asset	168,051	184,597	160,943
Investment	43,719	37,692	14,495
Tangible Asset	120,328	141,633	140,684
Intangible Asset	4,004	5,272	5,764
Deferred Asset	-	-	-
Total Asset	217,699	215,153	220,359
Current Liabilities	152,255	20,703	152,013
Fixed Liabilities	36,388	161,344	51,743
Total Liabilities	188,643	182,047	203,755
Common Stock	44,884	51,407	49,703
Capital Surplus	4,007	4,589	4,437
Capital Reseves	4,007	4,589	4,437
Assets Revaluation Surplus	-	-	-
Retained Earnings	-19,835	-22,890	-37,537
Capital Adjustment	-	-	-
Shareholders' Equity	29,056	33,106	16,604
Sales	170,432	148,802	134,161
Operating Income	36,639	30,030	29,898
Ordinary Income	250	4,624	-36,275
Net Income	148	3,458	-37,150

POSCHROME

(Million Won)

	2001	2000	1999
Current Asset	9,265	11,658	8,653
Quick Asset	7,922	9,325	8,653
Inventory	1,343	2,334	-
Fixed Asset	13,807	21,912	25,306
Investment	-	-	-
Tangible Asset	13,807	21,912	25,306
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	23,072	33,571	33,959
Current Liabilities	1,843	5,351	2,783
Fixed Liabilities	7,105	8,214	10,046
Total Liabilities	8,948	13,565	12,830
Common Stock	10	14	16
Capital Surplus	9,625	14,468	16,092
Capital Reseves	9,625	14,468	16,092
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,489	5,523	5,021
Capital Adjustment	-	-	-
Shareholders' Equity	14,124	20,006	21,129
Sales	21,053	26,180	23,550
Operating Income	5,024	8,335	5,629
Ordinary Income	4,650	8,005	4,762
Net Income	3,017	5,091	3,229

C. Investment in another companies

[Investment in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
Do-me-St-ic	Stock of affiliate companies	POSDATA	4,000	65.0%	35			4,000	65.0%	35			2	
	Stock of affiliate companies	POSREC	1,435	24.3%	16.9	2,109	239	3,544	60.0%	40.9	'02.4.19	Take over stock		
Total			5,435		51.9	2,109	239	7,544		75.9			2	

[Investments in Affiliates (Unlisted Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
DOMESTIC	Stock of affiliated companies	Pohang Coated Steel	4,000	95.2	96.2			4,000	95.2	96.2			3	
	〃	Changwon Specialty Steel	52,000	72.2	260	-26,000		26,000	86.7	260	'02.6.25	Reduction	2.6	
	〃	POSCON	8,909	96.8	49.8	-5,810		3,099	90.2	49.8	'02.5.31	Capital increase	1.3	
	〃	POSCO Machinery Engineering	1,700	100	17.1			1,700	100	17.1				
	〃	POSCO Machinery Co.	1,000	100	10			1,000	100	10				
	〃	POSCOENC	33,466	97.4	424.2	33,466		66,932	97.4	424.2	'02.4.27	Split par value	10	
	〃	POS A.C.	130	100	1			130	100	1				
	〃	POSTEEL	17,155	95.3	113.4			17,155	95.3	113.4				
	〃	Seung Kwang	2,737	66	28.4			2,737	66	28.4				
	〃	POSRI	3,800	95	19			3,800	95	19				

	〃	POSTECH Venture	5,700	95	28.5			5,700	95	28.5				
	〃	Korea Daily News	1,864	36.7	20			1,864	22.4	20	'02.1.16	Capital increase		
	〃	eNtoB	560	17.5	2.8			560	17.5	2.8				
	Domestic Sub-Total		133,021		1,070.4	1,656		134,677		1,070.4				
FOREIGN	Stock of affiliated companies	KOBRASCO	1,987,915	50.0	33.			1,987,915	50.0	33				
	〃	POSAM	247	99.29	200.3			247	99.29	200.3				
	〃	POSA	762	100.0	37.4			762	100.0	37.4			$2,044thou.	
	〃	POSCHROME	22	25.0	4.9			22	25.0	4.9				
	〃	POSVINA		50.0	1.5				50.0	1.5				
	〃	VPS		35.0	4.8				35.0	4.8			$1,580 thou.	
	〃	POS-Tianjin Coil Center Co.		10.0	0.7				10.0	0.7				
	〃	Dalian POSCO-CFM Coated Steel		40.0	9.6				40.0	9.6				
	〃	POSINVEST	2,000	100.0	22.9			2,000	100.0	22.9				
	〃	PT.KS-POSCO	34,000	40.0	6.8			34,000	40.0	6.7				
	〃	Zhangjiagang Pohang STS Steel		82.5	84.2		212		82.5	105.4			$8,012 thou.	
	〃	POSVEN	5	40.0	44.5			5	40.0	44.5				

〃	POS-THAI STEEL	477	11.7	1.6			477	11.7	1.6				
〃	Shunde Pohang Coated Steel		90.8	13.8		80		93.5	21.8			$1,054 thou.	
〃	Shunde Xing Pu Steel Center Co.		10.5	0.9				10.5	0.9				
〃	PT.POSNESIA	29,610	70.0	9.5			29,610	70.0	9.5				
〃	MYANMAR POSCO	13	70.0	2.2			13	70.0	2.2				
〃	POS-HYUNDAI	2,352	10.0	1.1			2,352	10.0	1.1				
	POA	9,360	100.0	7.4			9,360	100.0	7.4				
Overseas Sub-total		2,066,762		487		29.2	2,066,762		516.1				
Total		2,199,783		1,557.4	1,656	29.2	2,201,439		1,586.6				

- Change (Change par value of stock : 10,000won per stock → 5,000won. April 27)
- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration
  (Ownership change: 36.73% → 22.41%)
- POSREC : Ownership increase 24.3% → 60% (April 19)
- POSCON : Reduction without consideration (May 30) Reduction with consideration (May 31)
  (Ownership change : 96.8% → 90.2%)
- Changwon Specialty Steel Co. : Reduction with(without) consideration
  (Ownership change : 72.2% → 86.7%)
- Participate in the capital increase of Zhangjiagang Pohang STS Steel and Shunde Pohang Coated Steel

[Investments in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
Domestic	Investment Securities	SK Telecom	5,795	6.50	1,657.3			5,795	6.50	1,657.3			4	
	〃	Sanjung P&A	270	9.00	2.7			270	9.00	2.7			0.2	
	〃	Korea Investment	59	1.30	0.6			59	0.76	0.6		Capital increase		
	〃	Hanil Steel	308	9.95	4			308	9.95	4				
	〃	Munbae Steel	370	9.02	3.6			370	9.02	3.6				
	〃	Chohung Bank	135	0.03	3.8			135	0.03	3.8				
	〃	Hana Bank	4,440	3.57	30	178		4,618	3.39	30				
	〃	Dong-yang Steel Pipe	1,564	2.48	3.9			1,564	2.48	3.9				
	Sub Total		12,941		1,705.9	178		13,119		1,705.9				
Overseas	Investment Securities	NSC	137,266	2.02	265.8	10,610	19.3	147,876	2.17	285.1				
Total			150,207		1,971.7	10,788	19.3	160,995		1,991				

- Change:

1) NSC(Nippon Steel Corp.) : Purchasing in the Japanese stock market

2) Stock dividend of Hana Bank : 4% (0.04 share / 1 share)

3) Korea Investment : AS it was in the capital increase with consideration
POSCO Ownership was changed because other shareholders did not use real rights

[Investments in Affiliates (Unlisted Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
DOMESTIC	Investment Securities	Daekyeong Steel	1,786	19.00	8.9			1,786	19.00	8.9				
	〃	Pohang Pro-soccer Association	40	16.67	0.2			40	16.67	0.2				
	〃	Chunnam Pro-soccer Association	20	13.20	0.1			20	13.20	0.1				
	〃	Kihyup Finance	600	10.34	3			600	10.34	3			0.03	
	〃	Powercom	4,500	3.00	153			4,500	3.00	153				
	〃	Geoyang Haewoon	150	0.88	0.8			150	0.88	0.8				
	〃	Korea Steel Daily	2	2.67	0.02			2	2.67	0.02				
	〃	Korea Economic Daily	57	0.46	0.3			57	0.46	0.3				
	〃	POSHOME	10	3.69	0.05			10	3.69	0.05				
	〃	SK IMT	7,200	12.00	192			7,200	12.00	192				
	Sub Total		14,365		358.4			14,365		358.4				
FORE	Investment Securities	GlobalUnity Ltd.	71	13.33	0.7			71	13.33	0.7				
		VINA PIPE		10.60	0.3				10.60	0.3				
		Siam United Steel	9,000	10.0	26.6			9,000	10.0	26.6				

I G N	Sub Total	9,071		27.6			9,071		27.6				
Total		23,436		386			23,436	0	386				

VI. Stock and Stockholders

1. Distribution of shares

A. The largest shareholder and shareholders with special relation

Shareholder	Type	Number of shares owned (ownership)			
		Beginning Number of Shares (Interest)	Increase	Decrease	Ending Number of Shares(Interest)
Pohang University of Science and Technology	Common Stock	3,358.200 (3.59 %)			3.358.200 (3.59 %)
Total	"	3.358.200 (3.59 %)			3.358.200 (3.59 %)

* The largest shareholder : Pohang University of Science and Technology
* Number of persons with special interest : 2

B. Major Stockholder with over 5% ownership

None

C. Ownership by Stockholders

STOCKHOLDER	NUMBER OF STOCKHOLDERS		NUMBER OF SHARES HELD	
		%		%
Government	8	0.01%	26.890	0.03%
Government Managed Company				
Securities company	51	0.04%	207.968	0.22%
Insurance Companies	40	0.03%	861.165	0.92%
Investment Trust companies	171	0.12%	6.569.880	7.02%
Bank	53	0.04%	5.537.542	5.92%
Merchant Bank	5	0.00%	10.000	0.01%
Mutual Savings	2	0.00%	1.500	0.00%
Other Corporations	264	0.18%	20.611.891	22.02%
Individuals	139.864	97.70%	3.229.949	3.45%
Foreigners	2.694	1.88%	56.532.700	60.40%
Total	143.152	100.00%	93.589.485	100.00%

D. Shareholders by number of shares held

	# of shareholders	%	# of Shares	%
Small Shareholder (Sub total)	143.139	99.99%	59.898.185	64.00%
Small Shareholders (Institutes)	3.275	2.29%	56.668.236	60.55%
Small shareholders (Individual)	139.864	97.70%	3.229.949	3.45%
Largest Shareholders	1	0.00%	3.028.200	3.24%
Other shareholders (Sub total)	12	0.01%	30.663.100	32.76%
Other shareholders	12	0.01%	30.663.100	32.76%
Other shareholders				
Total	143.152	100.00%	93.589.485	100.00%

* Including treasury shares

2. Administration of Stock

Preemptive Rights	See Article 11 and 13 of Articles of Incorporation
Book-Closing Date	December 31
Close of Shareholders' Registry	From January 1 to the Date of Ordinary General Meeting of Shareholders
Ordinary General Meeting of Shareholders	Within 3 months of Book Closing
Type of Certificates of Stock by Number of Shares Represented	1. 3. 4. 5. 10. 50. 100. 500. 1.000. 10.000
Newspapers Used for Public Notices to Shareholders	Korea Daily News. Maeil Shinmun. Kwangju Ilbo

* Articles of Incorporation

Pre-emptive Rights

(1) Except as otherwise provided by Paragraphs (2) through (4) of this Article 11 and the mandatory provisions of the applicable laws or regulations. in case of the issuance of new shares. the shareholders of the Company shall have the right to subscribe for such newly issued shares in proportion to the number of shares held by each of them: provided. however. that the Company may. by resolution of the Board of Directors. allocate preferred shares to holders of preferred shares. or convertible preferred shares to holders of convertible preferred shares in proportion to the number of shares held by each of them.

(2) New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:

1. If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the provisions of the Securities and Exchange Act:
2. If the Company allocates new shares to the members of the Company's Employee Stock Ownership Association in accordance with the provisions of the Securities and Exchange Act;
3. If the Company issues new shares for the issuance of depositary receipts in accordance with the Provisions of the Securities and Exchange Act:

4. If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the Securities and Exchange Act;
5. If the Company issues new shares to the existing creditors in order to convert the debt into capital;
6. If the Company issues new shares to the domestic and/or foreign entities in accordance with the joint venture agreement or technology license agreement executed by and between the Company and such entities for the management purposes;
7. If the Company issues new shares to the domestic and/or foreign financial institutions in order to finance the Company in the emergent cases.
8. If the Company issues new shares by the exercise of the stock option in accordance with the provisions of the Securities and Exchange Act

(3) Any shares unsubscribe after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of Directors

(4) Notwithstanding the provisions of Paragraphs (2) through (3) of this Article 11, new shares may be allocated to persons other than the existing shareholders if effected by special resolution of a General Meeting of Shareholders.

(5) In case the Company issues new shares by a rights offering, bonus issue or stock dividend, such shares will be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year during which the shares are issued.

3. Volume and Prices traded for the last 6 months

A. Korea Stock Exchange (Common Stock)

(Won, Thousands Shares)

		2002					
		January	**February**	**March**	**April**	**May**	**June**
Price In Won	High	135,000	160,000	151,000	147,500	141,500	154,000
	Low	117,500	123,000	135,500	121,500	122,500	133,500
Volume (Shares)		4,902	4,624	7,853	6,986	6,129	6,634

B. New York Stock Exchange (ADR)

(U$, Thousands Shares)

		2002					
		January	**February**	**March**	**April**	**May**	**June**
Price in U$	High	25.16	29.25	28.57	27.25	28.25	30.64
	Low	22.41	23.50	25.87	23.25	23.86	27.27
Volume (ADR)		6,209	8,120	6,387	6,322	6,421	9,637

C. London Stock Exchange (ADR)

(U$. Thousands Shares)

		2002					
		January	**February**	**March**	**April**	**May**	**June**
Price in U$	High	25.00	25.00	29.00	27.00	28.50	30.50
	Low	21.65	29.00	25.75	25.75	25.90	28.00
Volume (ADR)		145	210	249	228	213	271

VII. Directors and Employees

1. Directors

A. Directors

Title <Standing>	Name (Date of Birth)	Principal Occupation	Shares owned Type	Shares owned No.
Chairman and Representative Director	Sang-Boo Yoo (Mar. 4, 1942)	Chairman & CEO	Common	2
President and Representative Director	Ku-Taek Lee (Mar.15, 1946)	President	Common	860
Senior Executive Vice President	Yong-Woon Kim (Oct. 4, 1943)	General Administration/Law Affairs Dept	"	610
"	Chang-Oh Kang (Dec. 5, 1942)	Technical Research Laboratory	"	1,501
"	Soo-Yang Han (Feb. 9, 1945)	General Superintendent, Kwangyang Works	"	2,310
"	Won-Pyo Lee (Dec.11,1943)	General Superintendent, Pohang Works	"	-
Executive Vice President	Kyeong-Ryul Ryoo	Marketing, Process Innovation Dept.	"	17
<Non-standing Directors & Auditors>				
Director	Ung-Suh Park (Jun. 13, 1938)	Director Candidate Recommendation Committee Audit Committee	"	-
"	Jae-Young Chung (Oct. 15, 1944)	Audit Committee	"	-
"	Guil-Soo Shin (Apr. 16, 1944)	Finance and Operation Committee	"	-
"	Jong-Won Lim (Sep. 17, 1946)	Director Candidate Recommendation Committee Finance and Operation Committee	"	-
"	Samuel F. Chevalier (Mar. 9, 1934)	Director Candidate Recommendation Committee	"	-
"	Soon Kim	Finance and Operation Committee	"	-
	Woo-Hee Park	Audit Committee	"	-
"	Dae-Wook Yoon	Audit Committee	"	-
Remuneration of 1st H of 2002 : Won 1,679 million, Average remuneration per person : Won 112 million				

<Executive Directors>

Title	Name	Principal Occupation	Shares owned	
			Type	Number
Executive Vice President	Kwang-Woong Choi	Corporate Strategic Planning & Supporting Dept	"	-
"	Jung-Won Kim	General Administration Dept. Material Purchasing Dept.	"	-
"	Seong-Yong Shin	POSAM	"	2
"	Kwang-Hee Han	Tokyo Branch	"	-
"	Dong-Jin Kim	Beijing Office		-
Senior Vice President	Won-Chul Hwang	Deputy General Superintendent. Pohang Works	"	110
"	Sung-Hwan Kim	Facilities Investment Planning Dept.	"	2,054
"	Tae-Hyun Hwang	Finance Division	"	-
"	Chin-Cheon Kim	Deputy General Superintendent. Kwangyang Works	"	165
"	Youn Lee	Deputy General Superintendent. Pohang Works	"	2
"	Seong-Sik Cho	Investment Project	"	-
"	Byung-Hoon Kim	Deputy General Superintendent. Pohang Works	"	17
"	Jong-Tae Choi	General Superintendent. Education & Training Center	"	-
	Hwang-Kyu Hwang	Research & Development Dept	"	2
	Song Kim	Marketing Strategy Dept.	"	2
	Woo-In Lee	Deputy General Superintendent. Kwangyang Works	"	-
	Jong-Doo Choi	Cold-Rolled Sales & Export Dept	"	2
Vice President	Joon-Yang Chung	EU Office	"	730
"	Chang-Ho Kim	Audit Dept.	"	2
"	Nam-Suk Hur	Deputy General Superintendent. Kwangyang Works	-	2
"	Chang-Kwan Oh	Hot-Rolled Sales	-	-
"	Jeon-Young Lee	New Investment Project	-	-

Byung-Chang Yoo. Executive Vice President resigned as of Jul. 1

Directors holding concurrent position in other company

- Chairman Sang-Boo Yoo : Outside Director of Hana Bank
- Senior Executive Vice President Yong-Woon Kim : Non-standing Auditor of POSTECH Venture Capital Co.
- Executive Vice President Won-Pyo Lee : Non-standing Director of Pohang Steelers

2. Employees

(Person. Thousand Won)

	Number of Employee				Average Years	Total Wages	Average Monthly Wages
	White Color	Blue Color	Others	Total			
Male	1.494	17.337	56	18.887	16.9	413.825.843	21.911
Female	220	35	13	268	10.3	4.320.501	16.121
Total	1.714	17.372	69	19.155	16.9	418.146.344	21.830

3. Labor Union

A. Number of Labor Union Members : 19

B. Standing Members : 4 (Chairman. Deputy Chairman. Secretary-General. Chief of General Affairs)

C. Numbers of Employees who are able to be member of the Union as of Sep. 30, 2001 : 15.851

D. Employees who can not be member of the Union

- Employees who are in a position at or above Manager
- Employees under Intern period
- Temporary or nonstanding employees
- Employees restricted in entering the Union by labor law or other regulations.

Ⅷ. Transactions with Interested Parties

1. Transactions with Associated Companies

A. Transactions with the largest shareholder and etc.

(1) Loan to Affiliates

None

(2) Guaranty Provided for Affiliated Companies

(Million Won)

Company	Creditors	Beginning	Increase	Decrease	Ending
Changwon Steel	NAB. etc.	772		772	0
Domestic Sub Total		772		772	0
POSVEN	CITIBANK. etc.	35.274		3.306	31.967
Kobrasco	CITIBANK. etc.	53.044		20.990	32.053
VPS	Credit Lyonnais	4.355		900	3.454
POSAM	Bank of America	99.458		3.313	96.144
POS-Hyundai	India Industry Bank etc.	649		302	346
POS-invest	Sumitomo Bank. etc.	94.731	72.249	34.725	132.255
Zhangjiagang Pohang STS	China Bank	29.729		2.786	26.942
Overseas sub-total		317.240	72.249	66.326	323.163
Grand Total		318.012	72.249	66.326	323.163

※ As POSVEN could not refinance its debt. Guarantors paid their obligations.
As of now. Raytheon and Posco are under legal proceedings about above amounts

(3) Investment in Affiliated Companies

(Million Won)

Company	Beginning	Increase	Decrease	Ending
POSDATA	35.000			35.000
Pohang Coated Steel	96.151			96.151
Chang Won Specialty Steel	260.000			260.000
POSCON	49.822			49.822
POSMEC	17.052			17.052
POS-M	10.000			10.000
POSEC	424.248			424.248
POS- AC	1.043			1.043

POSTEEL	113.393			113.393
Seung Kwang	28.408			28.408
POSCO Research Institute	19.000			19.000
POSTECH Venture Capital Co	28.500			28.500
Korea Daily	19.999			19.999
ENtoB	2.800			2.800
POSREC	16.902	23.957		40.859
KOBRASCO	32.950			32.950
POSAM	200.327			200.327
POSA	37.352			37.352
POSCHROME	4.859			4.859
POSVINA	1.527			1.527
VPS	4.758			4.758
POS-Tianjin Coil Center	653			653
Dalian POSCO-CFM Coated Steel	9.586			9.586
POSINVEST	22.910			22.910
PT. KS- POSCO	6.786			6.786
Zhangjiagang Pohang STS	84.235	21.181		105.416
POSVEN	44.540			44.540
POS-Thai	1.625			1.625
Shundae Pohang Coated Steel	13.834	8.036		21.870
Shunde Pohang Coated	927			927
P.T. POSNESIA	9.474			9.474
Myanmar POSCO Steel	2.192			2.192
PO-Hyundai Steel	1.057			1.057
POA	7.425			7.425
Total	1.609.335	53.174	0	1.662.509

(4) Real Estate Transaction in Affiliated Companies

(Thousand Won)

	Period	Guaranty Money	Rental Fee
POSEC	'01.1.1~'01.12.31	2.270.855	2.913.249
POSCON	"		35.513
POSREC	"		45.206
POSMEC	"		26.663

POS-AC	"	332,410	406,307
POSDATA	"	611,045	716,152
POSTECH Venture Capital	"	41,570	49,884
Pohang Coated Steel	"		3,989
POS-M	"		47,105
POSRI	"		33,080
Total		3,188,610	7,058,750

(5) Long-term Contract

(Million Won)

Company	Relationship	The Content Transacted			
		Kind	Term	Product & Service	Amount
Posteel	Subsidiary company	Long-term Contract	-	Product & By-Product	1,500,000
Total					1,500,000

2. Transactions with Shareholders & etc.

None

IX. Supplementary Schedules

1. Cash and Deposits

(Million Won)

Item	Financial Institute	Ending Balance	Interest
Checking Account Deposit	Hanvit Bank. etc	1.646	-
Ordinary Deposit	"	752	-
Cash Equivalents	"	281.374	267
Financial Instruments	"	101.500	2.781
Others	Koomin Bank. etc	50	-
Overseas Deposit	Tokyo Branch	2.862	-
Total		388.184	3.048

2. Marketable Securities

(Million Won)

Item	Acquisition Cost	Book Value
MMF	559.800	560.532
Beneficiary Certificate	130.000	130.902
Total	689.800	691.434

3. Principal Credit

(Million Won)

	Company	Beginning Balance	Increase	Decrease	Ending Balance
Accounts Receivable	POSTEEL	183.599		26.468	157.131
	Dongbu Steel	73.222		3.430	69.792
	Union Steel	59.088		11.416	47.672
	Hysco	35.146		3.637	31.509
	Shilla Steel	22.094	1.389		23.483
	INI Steel	3.876	12.369		16.245
	Others	756.163	12.713	72.800	696.076
Total		1.133.188	26.471	117.751	1.041.908

4. Short-term Borrowings

(Million Won, Thousand U$)

Accounts	Financial Institution	Annual interest rate (%)	Amount
Usance	CitiBank and others	2.2 ~ 2.3	45,631 ($37,954)

5. Trades payable and Other Accounts payable

(Million Won)

Company	Beginning	Increase	Decrease	Ending
POSEC	57,452	4,591	.	62,043
POSCO Machinery Engineering	6,531	633		7,164
POSCO Machinery	8,529		1,639	6,890
POSCON	12,520		2,992	9,608
POSDATA	17,704	3,432		21,136
Others	24,354	406	2,036	22,644
Domestic sub total	127,090	9,062	6,667	129,485
Hamersley	5,185		5,185	0
Others	16,535	15,590	13,091	19,034
Overseas sub total	21,720	15,590	18,276	19,034
Total	148,810	24,652	24,943	148,519

6. Long -term Debt

(Million Won)

Financial institution		Beginning	Increase	Decrease	Ending
CMB	USD	8.6		2.1	6.4
IBJ	JPY	3,300		500	2,800
Development Bank of Japan	JPY	1,500		100	1,400
Mitsui, etc.	USD	3		1.7	1.3
	JPY	700		400	300
	EUR	9		0.3	8.7
Bank Loan, etc.	USD	355		3	353
Commerz, etc.	USD	44		3	42
	EUR	28		2	26
Jexim	JPY	4,700		900	3,700
Total	KRW	693,400		84,700	608,700

7. Debenture

(Million Won)

Item	Annual Interest Rate (%)	Amount
Domestic debentures	6.0~9.0	2,150,000
Yankee Bonds	6.625~7.5	1,265,300
Samurai Bonds	1.44~1.84	803,500
Total		4,219,200

X. Other Information

1. Summary of Disclosures and Notifications

● Notice of POSCO's Leasing Contract with a Subsidiary Company (Jan 24, 2002)

Please be advised that the BOD of POSCO adopted a resolution for POSCO's leasing contract with a subsidiary, POSEC, as follows.

1. Companies concerned
   - Lesser: POSCO
   - Lessee: POSEC etc.
2. Details of the Contract
   - Object of lease: Land & Building
   - Location: Jikok Dong, Pohang, Korea etc.
   - Period of Lease: Jan. 1st 2002 ~ Dec. 31st 2002
   - Monthly Rent: 299,624,000 KRW
3. Object of transaction : Office space

● New Investment on Zhangjiagang POSCO Stainless Steel Co. (Jan.22, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution to expand the investment on Zhangjiagang POSCO.

1. Company Name: Zhangjiagang POSCO Stainless Steel Co., Ltd.
2. Relationship with POSCO: Subsidiary
3. Purpose of the investment:

   Increase the capacity for stainless steel and cold rolled sheet

   New Investment: KRW 30,921,660,000

   Previous Investment: KRW 113,964,637,297

   Total investment: KRW 144,886,297,297

● Resolution of the Board of Directors Regarding the Annual General Shareholders' Meeting (Jan. 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for a call the 34th General Meeting of Shareholders.

1. Resolution Date: January 23, 2002
2. Proposed General Meeting Date: 9:00 (AM), March 15, 2002
3. Proposed General Meeting Place: POSCO Center, Art Hall

   892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

4. Other Approved proposals

(1) 34th Financial Statement

(2) Amendments to the Articles of Incorporation

(3) Director's Remuneration

(4) Payment of Incentives to the Standing Directors

● **Addition of Business Purpose (Jan. 24, 2002)**

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for addition of business purpose to the Articles of Incorporation.

1. Added Business Purpose: To engage in marine transportation, processing and sales of minerals within or outside Korea.
2. Background: In preparation for the future expansion of composite business.
   the Company expands the current target business to the transportation and process of all the minerals using current CTS (Central Terminal System) base which is greatly located in Kwangyang, harbor loading and unloading system, and accumulated managerial techniques.

● **Decrease the Sales by more than 1% (Jan. 24, 2002)**

POSCO reported that the company's sales decreased by KRW 605,881,146,427, which is the 5.2%, compared to the previous year.

1. Total Sales in year 2001: KRW 11,086,118,855,893
2. Total Sales in year 2000: KRW 11,692,000,002,320
3. Decreasing Amount: KRW 605,881,146,427
4. Reason: Low product price due to the recession of the whole economy and steel industry.

● **Decrease the Ordinary Income by more than 3% (Jan. 24, 2002)**

POSCO reported that the company's ordinary income decreased by KRW 216,512,966,577, which is the 16.3%, compared to the previous year.

1. Total Ordinary Income in year 2001: KRW 1,114,971,348,101
2. Total Ordinary Income in year 2000: KRW 1,331,484,314,678
3. Decreasing Amount: KRW 216,512,966,577
4. Reason: Sales and the operating income decreasing due to the low steel price

● **Decrease the Net Income by more than 1% (Jan. 24, 2002)**

POSCO reported that the company's net income decreased by KRW 817,671,790,389, which is the 49.9%, compared to the previous year.

1. Total Sales in year 2001: KRW 819,319,276,793

2. Total Sales in year 2000: KRW 1,636,991,067,182
3. Decreasing Amount: KRW 817,671,790,389
4. Reason: Decreased extra-ordinary income by KRW 953 billion and operating income

● Accounting Treatment in Relation to POSVEN (Jan. 24, 2002)

POSCO reclassified the extraordinary loss (bad debt expense) to the non-operating loss.

※ Explanation of Accounting Treatment is provided by "Andersen Anjin & Co" who is the POSCO's accounting audit company.

1. Payment of Guaranteed Long-term Debt for POSVEN

POSCO("the Company") and its subsidiaries, POSEC and POSTEEL paid the guaranteed long-term debt of ₩138 billion, ₩34.5 billion and ₩34.5 billion, respectively, on June 19, 2001. This payment represented the 40%, 10% and 10%, respectively, of the total long-term debt of POSVEN guaranteed by the Company, POSEC and POSTEEL. The payment has been recorded as a receivable from POSVEN and included in other assets, net of allowance for doubtful accounts of ₩69 billion, ₩17.25 billion and ₩17.25 billion, respectively, representing management's estimate of the account which will be ultimately collected from POSVEN.

2. KAI's Interpretation

According to the Korean Accounting Institute (KAI)'s interpretation dated on October 24, 2001, the gain on valuation by using the equity method of accounting should be recorded on the parent company's non-consolidated financial statements, and treated as the reversal of allowance for doubtful accounts receivable from its subsidiary, if the parent company recorded bad debt allowance for accounts receivable from its subsidiary company. The above accounting treatment is in conformity with the Korean GAAP, which provides that the unrealized loss arising from the inter-company transactions should be eliminated on the non-consolidated and consolidated financial statements.

3. Accounting Treatments

The accounting practice in June, 2001, recording of the allowance for doubtful accounts as extraordinary expense, was carried through the year on the basis of concept for conservatism. But at year end, the Company decided to reflect more corrective and consented accounting treatment approved by KAI.

Accordingly, the Company recorded the gain on valuation by using the equity method of accounting for the subsidiary, POSVEN, with the same amount of bad debt allowance of ₩103.5 billion for POSVEN as of December 31, 2001 under generally accepted accounting principles in Korea.

In connection with the reversal of bad debt allowance when using the equity method of accounting, the Company reclassified the extraordinary loss (bad debt expense) to the non-operating expense in order to match the recognition of gain on valuation by using the equity method of accounting which is accounted for non-operating income at year end book closing.

● Appointment of the New External Auditor (Feb. 20, 2002)

Please be advised that the Audit Committee of Pohang Iron & Steel Co., Ltd. appointed Samil Accounting Corporation (The Korean member of PricewaterhouseCoopers) as the new external auditor.

1. Name of external auditor: Samil Accounting Corporation (PricewaterhousCoopers)
2. Resolution Date: February 19, 2002
3. Designation Period: April 1, 2002 ~ March 30, 2005
4. Reason for Alternation:
   New Appointment due to the prior designation expired
5. Applicability of Qualification Criteria for External Auditor: Qualified
   (Article 3 of the Act on External Audit of Stock Companies)

● Results of POSCO's 34th Ordinary General Meeting of shareholders (Mar. 15, 2002)

1. Approval of Financial Statements
   - Auditors Opinion: Unqualified
   - Summary of financial statements

	(million Won)
Total Asset	17,615,530
Total Liabilities	7,419,037
Shareholder's Equity	10,196,493
Paid-in Capital	482,403
Sales	11,086,119
Net Income	819,319
Earnings per Share(Won)	10,043

2. Dividend
   - Cash Dividend (including interim dividend)
     : 204,048,397,500 KRW

Div./share	Div. Rate	Div Yield	Payout Ratio
2,500Won	50%	2.2%	24.9%

3. Election of Directors
   1) Election of Directors

Title	Name
Outside Director	Samuel F. Chevalier
Standing Director	Chang-Oh Kang
"	Soo-Yang Han
"	Won-Pyo Lee

2) Outside Directors

Total number of Directors (A) : 15

Number of Outside Directors (B) : 8

Ratio of number of outside directors (B/A) : 53.3%

3) Audit Committee

- Outside Directors: 4
- Inside Director : -

● Resolution for the Candidates (Mar. 15, 2002)

Please be advised that the BOD of POSCO adopted a resolution for the candidates for the directors and for the Audit Committee members.

1. Name of Candidates for directors:

NAME	CURRENT POSITION
Lee, Ku-Taek	President
Ryoo, Kyeong-Ryul	Senior Vice President
Shin, Guil-Soo	External Director
Lim, Jong-Won	External Director

2. Name of Candidates for Audit Committee Members

NAME	CURRENT POSITION
Park, Ung-Suh	External Director
Chung, Jae-Young	External Director

3. Resolution Date: February 22, 2002

● Grant a Stock Option Right (Apr. 27, 2002)

Please be advised that the BOD of POSCO adopted a resolution for granting a stock option right to the newly appointed management as follows.

1. Number of Shares: 60,000 (Grand Total: 504,000)
   - Each person received 10,000 share right.
2. Number of Granted People: 6 (Grand Total: 44)
3. Exercise Price: KRW 135,800
4. Effective Exercise Period
   A. Start: April 28, 2004
   B. End : April 27, 2009
5. Measure of Grant

A. Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

● POSCO's Transaction with a Subsidiary Company (Apr. 27, 2002)

Please be advised that the BOD of POSCO adopted a resolution for POSCO's transaction with a subsidiary, POSTEEL, as follows.

1. .Name of Company: POSTEEL
2. Relation to POSCO: Subsidiary
3. Details about Transaction
   A. Transaction Period: Jan. 1, 2002 ~ Dec. 31, 2002
   B. Transaction Product: Steel Product and By-Product
   C. Transaction Amount: KRW 1,500,000,000,000 (Estimated)

● Summary of Approval of Agenda

Please be advised that the agenda was approved at the 34th Annual General Shareholders Meeting of POSCO on March 15, 2002.

Agendum 1 : Approval of Balance Sheet, Income Statement, and appropriation of Retained Earnings for the 34th Fiscal Year :
(from January 1, 2001 to December 31, 2001)

Agendum 2 : Amendments of the Articles of Incorporation

Agendum 3 : Election of Directors

NAME	CURRENT POSITION
Lee, Ku-Taek	President, POSCO
Ryoo, Kyeong-Ryul	Senior Vice President, POSCO
Shin, Guil-Soo	External Director, POSCO
Lim, Jong-Won	External Director, POSCO

Agendum 4 : Election of Audit Committee Members

NAME	CURRENT POSITION
Park, Ung-Suh	External Director, POSCO
Chung, Jae-Young	External Director, POSCO

Agendum 5 : Directors' Remuneration

- Limit: KRW 2 Billion
- Number of Director: 15 (7 Standing Director; 8 Outside Director)

* Remuneration Limit in 2001: KRW 1.2 Billion

Agendum 6 : Payment of Performance Incentives to the Standing Directors

"The performance incentives to be paid to the Representative Director for the 2002 fiscal year shall be less than 200% of the annual base salary of each Representative Director. The performance incentives to be paid to the Standing Directors other than the Representative Director for the 2002 fiscal year shall be less than 100% of the annual base salary of each Director. Such incentives shall be paid based on the results of management performance evaluation for 2002 fiscal year."

All agendum was approved as had been proposed.

● Suspension of the Register of Shareholders (Jun. 7. 2002)

Please be advised that the BOD of POSCO adopted a resolution for suspension of alteration of entry in the register of shareholders for interim dividend payment.

1. Record Date: June 30th, 2002
2. Period of Closing: July 1st, 2002 ~ July 14th, 2002
3. Purpose: Interim Dividend Payment

   * The dividend rate on par and the date of payment are to be determined at the Board of Directors in July 2002.

● POSCO's Approval (Jun. 7, 2002)

Please be advised that the BOD of POSCO approved the resolution by BOD of POSCO E&C, which is one of subsidiaries of POSCO.

To facilitate the successful listing of POSCO E&C on the stock market, capital reduction with/without consideration will be achieved, as follows, and POSCO will relinquish its rights to POSCO E&C's stocks at the time of new issue for its going public and capital increase with consideration for equity allotment to the employee stock ownership association.

1. POSCO E&C's capital reduction with/without consideration
   - (1) Method of capital reduction: even reduction
   - (2) Amount of capital reduction: 203.5 billion won
     - 60 billion won (with consideration)
     - 143.5 billion won (without consideration)
2. New issuance for going public and equity allotment to the employee stock ownership association
   - (1) Amount of capital increase with consideration: 60 billion won (30% of the total number of shares issued at the time of listing)
     - Equity allotment to the employee stock ownership association (10%): 20 billion won (4 million shares)

- Allotment to general shareholders (20%): 40 billion won (8 million shares)

(2) Relinquishment of rights to stocks in the case of capital increase with consideration for equity allotment to the employee stock ownership association.

3. The executive in charge of investments will be commissioned to handle other practical matters related to capital reduction with/without consideration and relinquishment of rights in the case of going public.

● Operating Results in 1H 2002 (Jul. 8. 2002)

Please be advised that POSCO release the operating results in 1st half of the year 2002.

(Management Performance) (Unit: '000 ton, Bn KRW)

	1H 2001	1H 2002
Production (Crude Steel)	13,977	13,696
Total Sales Amount	13,595	13,307
Revenue	5,580	5,454
Operating Income	735	606
Net Income	355	359
Total Assets	17,214	17,433
Total Liabilities	7,799	6,231

(All the information is subject to change after the auditing.)

We reflect the impairment loss on Kwang-Yang #2 mini-mill by KRW 133 billion and the equity in losses of affiliates by KRW 107 billion which includes POSVEN's foreign exchange translation losses by KRW 89 billion.

● Resolution on Cancellation of Stock Option Right (Jul. 22. 2002)

Please be advised that the BOD of POSCO adopted a resolution for cancellation of Stock Option right.

1. Date of Cancellation: July 22. 2002
2. Number of the cancelled stock option right: 10,000 shares
3. Name and Position: Yoo, Byung Chang / Former Executive Vice President
4. Ground for cancellation: Voluntary Resignation
5. Relevant Law: Article 13-8.1 of the Articles of Incorporation

● Resolution on Interim Dividend Payout (Jul. 22. 2002)

Please be advised that the BOD of POSCO adopted a resolution for the interim dividend payment.

1. Dividend Rate on par value: 10%
2. Record Date: June 30, 2002
3. Total Dividend Amount: KRW 40.8 billion
4. Date of Payment: Aug 14, 2002

● **Resolution on Disposal of Treasury Stock (Jul. 22. 2002)**

Please be advised that the BOD of POSCO adopted a resolution for disposal of Treasury Stock.

1. Purpose of Disposal: Dispose the treasury stock according to the result of the 1st stock subscription by the introduction of ESOP

   Method:

   O Purchase of Treasury Shares by the ESOA
   - Number of Shares: 316,950 shares
   - Disposal Price: KRW 134,268

   O Complementary Contributions to the ESOA
   - Number of Shares: 316,950 shares
   - Contribution Price: Closing Price of the contribution (July 23, 2002)
2. Total Number of Shares to be disposed: 633,900 shares
3. Total amount of subscription: KRW 88,746 million (Estimate)

3. Contingent Liabilities

A. Principal Law Suits in Process

N.A.

B. Note (Bill) Put in Pledge

As of December 31, 2001, the Company has provided 1 blank promissory notes to Bank of China for outstanding loans.

C. Other Contingent Liabilities

Guaranty Provided to Financial Institutions for Affiliated Companies

(Million Won)

Company	Creditors	Beginning	Increase	Decrease	Ending
Changwon Steel	NAB. etc.	772		772	0
Dae-kyung Steel	KDB	8,916		608	8,308
Korea Steel Chemical	LG Caltex	2,561			2,561
Domestic Sub Total		12,250		1,380	10,870
POSVEN	CITIBANK. etc.	35,274		3,306	31,967
Kobrasco	CITIBANK. etc.	53,044		20,990	32,053
VPS	Credit Lyonnais	4,355		900	3,454

POSAM	Bank of America	99,458		3,313	96,144
POS-Hyundai	India Industry Bank	649		302	346
POS-Invest	Sumitomo Bank, etc.	94,731	72,249	34,725	132,255
Zhangjiagang Pohang STS	China Bank	29,729		2,786	26,942
SUS	J-EXIM, etc.	15,922		1,491	14,430
Overseas sub-total		333,162	72,249	67,817	337,594
Total		345,413	72,249	69,198	348,464

※ POSVEN : As the status that guarantee obligations for the outstanding loan of POSVEN were honored by each guarantor due to the refinancing failure, the above amount is pending in the court between Raytheon and POSCO.

3. Sanctions against the Company

N. A.

4. Subsequent Events to the Balance Sheet Date

* Domestic Bond Issuance

The company issued 3-year Non-guaranteed bond (face amount ; 200 billion won, Coupon; 6.0%) on July 10, 2002.

POSCO

Review Report 2002

For the six-month period ended June 30, 2002

Contents

Independent Accountants' Review Report

To the Shareholders and Board of Directors of
POSCO

We have reviewed the accompanying balance sheet of POSCO (the "Company") as of June 30, 2002, and the related statement of earnings for the six-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with semi-annual review standards as established by the Securities and Futures Commissions of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing semi-annual financial statements in the Republic of Korea.

The financial statements of the Company for the six-month period ended June 30, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date July 19, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing semi-annual financial statements in the Republic of Korea.

Continued :

As discussed in Note 1 to the financial statements, the Company changed its name from POHANG IRON & STEEL Co., Ltd to POSCO in accordance with the approval of the shareholders on March 15, 2002.

As discussed in Note 28 to the financial statements, during the six-month period ended June 30, 2002 and 2001, the Company entered into sales and purchases transactions with related parties amounting to ₩ 914,391 million and ₩ 995,347 million, respectively, in 2002 and ₩ 1,057,416 million and ₩ 186,569 million, respectively, in 2001. Related receivables and payables are ₩ 394,426 million and ₩ 137,638 million, respectively, as of June 30, 2002 and ₩ 349,891 million and ₩ 177,196 million, respectively, as of June 30, 2001. In addition, the Company has provided repayment guarantee of loans of related parties amounting to ₩ 323,164 million in 2002 and ₩ 374,370 million in 2001.

As discussed in Note 16 to the financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic condition in the Republic of Korea and in the Asia pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet data cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

As discussed in Note 18 to the financial statements, during the six-month period ended June 30, 2002, in accordance with the Company's newly established corporate accounting standards, the Company reversed previously recorded allowance to the beginning balance of retained earnings. As a result, the beginning balance of retained earnings increased by ₩ 717,510 million and net income for the current period increased by ₩ 15,221 million.

The amounts expressed in U.S dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements.

Continued ;

The accompanying statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are intended for use by those who are informed about Korean accounting principles or reviewing standards and their application in practice.

Seoul, Korea

July 13, 2002

POSCO

BALANCE SHEETS
As of June 30, 2002 and 2001
(See independent accountants' review report)

	In Millions of Korea Won		In Thousands of U. S. Dollars (Note 3)	
	Unaudited			
	2002	2001	2002	2001
ASSETS				
Current assets :				
Cash and cash equivalents (Notes 4 and 27)	₩ 283,921	₩ 300,431	$ 236,247	$ 249,984
Short-term financial instruments (Notes 4 and 27)	104,212	281,924	86,713	234,585
Marketable securities (Note 5)	691,434	815,263	575,332	678,368
Trade accounts and notes receivables, net of allowance for doubtful accounts of ₩10,378 million and ₩10,092 million in 2002 and 2001, respectively, and present value discount of ₩146 million in 2002.(Notes 6, 27 and 28)	1,031,530	1,002,216	858,321	833,929
Inventories (Note 7)	1,325,667	1,406,649	1,103,068	1,170,451
Other accounts and notes receivables, net of allowance for doubtful accounts of ₩225 million and ₩712 million in 2002 and 2001, respectively	39,221	98,223	32,635	81,730
Other current assets (Note 12)	114,946	200,299	95,644	166,667
Total current assets	3,590,931	4,105,005	2,987,960	3,415,714
Investment securities (Note 8)	4,233,143	3,494,738	3,522,335	2,907,920
Long-term financial instruments (Note 4)	50	51	42	42
Long-term loans, net of allowance for doubtful accounts of ₩11 million in 2002 and 2001, respectively	1,089	1,108	906	922
Long-term trade receivables, net of allowance for doubtful accounts of ₩4,245 million and ₩11,967 million in 2002 and 2001, respectively, and present value discount of ₩19,088million and ₩21,765 million in 2002 and 2001, respectively (Note 6)	43,566	47,902	36,251	39,858
Property, plant and equipment, net of accumulated depreciation of ₩14,803,550 million and ₩14,027,401 million in 2002 and 2001, respectively (Notes 10 and 30)	9,119,391	8,906,053	7,588,110	7,410,595
Intangibles, net (Notes 11, 29 and 30)	315,240	355,965	262,306	296,193
Other long-term assets (Note 12)	129,994	303,407	108,167	252,461
Total Assets	₩ 17,433,404	₩ 17,214,229	$ 14,506,077	$ 14,323,705

The accompanying notes are an integral part of these semi-annual statements.

POSCO

BALANCE SHEETS

As of June 30, 2002 and 2001, Continued
(See independent accountants' review report)

	In Millions of Korea Won		In Thousands of U. S. Dollars (Note3)	
	Unaudited			
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities :				
Trade accounts and notes payable (Notes 27 and 28)	₩ 394,872	₩ 599,044	$ 328,567	$ 498,455
Short-term borrowings (Note 13)	45,632	159,744	37,969	132,921
Current portion of long-term debt, net of discount on debentures issued (Note 13)	942,570	1,092,638	784,299	909,168
Accrued expenses	222,643	286,764	185,258	238,612
Other accounts and notes payable (Notes 27 and 28)	216,363	152,975	180,032	127,288
Withholdings	23,299	55,809	19,387	46,438
Income tax payable	145,989	154,929	121,475	128,914
Dividends payable	42,148	40,801	35,071	33,950
Other current liabilities (Note 15)	64,881	10,763	53,986	8,956
Total current liabilities	2,098,397	2,553,467	1,746,044	2,124,702
Long-term debt, net of current portions and discount on debentures issued (Note 14)	3,858,164	4,177,972	3,210,321	3,476,429
Accrued severance benefits, net of national pension fund of ₩131 million and ₩151 million in 2002 and 2001, respectively, and severance insurance deposits of ₩59,309 million and ₩26,169 million in 2002 and 2001, respectively	80,894	46,237	67,311	38,473
Deferred income tax liabilities (Note 25)	153,705	-	127,896	-
Other long-term liabilities (Note 15)	39,868	1,021,249	33,175	849,766
Total Liabilities	6,231,028	7,798,925	5,184,747	6,489,370
Capital stock (Note 1)	482,403	482,403	401,401	401,401
Capital surplus (Note 17)	3,673,281	3,672,302	3,056,482	3,055,668
Retained earnings (Note 18)	8,022,242	6,975,454	6,675,188	5,804,172
Capital adjustments (Note 19)	(975,550)	(1,714,855)	(811,741)	(1,426,906)
Total Stockholders' equity	11,202,376	9,415,304	9,321,330	7,834,335
Total liabilities and shareholders' equity	₩ 17,433,404	₩ 17,214,229	$ 14,506,077	$ 14,323,705

The accompanying notes are an integral part of these semi-annual statements.

POSCO

STATEMENTS OF EARNINGS
For the six-month period ended June 30, 2002 and 2001
(See independent accountants' review report)

	In Millions of Korea Won		In Thousands of U. S. Dollars (Note3)	
	Unaudited			
	2002	2001	2002	2001
Sales (Notes 28 and 30)	₩ 5,454,353	₩ 5,579,475	$ 4,538,486	$ 4,642,598
Cost of sales (Note 22)	4,479,666	4,540,110	3,727,464	3,777,759
Gross profit	974,687	1,039,365	811,022	864,839
Selling, general and administrative expenses (Note 23)	368,412	304,514	306,550	253,381
Operating profit	606,275	734,851	504,472	611,458
Non-operating income :				
Interest income	22,767	47,726	18,944	39,712
Gain on foreign currency transaction	24,217	66,827	20,151	55,605
Gain on foreign currency translation	195,964	49,004	163,059	40,775
Marketable securities valuation gains	1,634	3,440	1,360	2,862
Gain on disposal of Marketable securities	14,303	21,276	11,901	17,703
Gain on disposal of PP&E	14,368	2,938	11,955	2,444
Gain on valuation of investments using the equity method	-	7,486	-	6,229
Others	43,938	41,715	36,560	34,711
	317,191	240,412	263,930	200,041
Non-operating expenses :				
Interest expense	150,247	193,986	125,018	161,413
Loss on foreign currency transaction	40,173	48,713	33,427	40,533
Loss on foreign currency translation	34,268	68,894	28,514	57,325
Donations (Note 24)	6,408	20,119	5,332	16,741
Loss on valuation of investments using the equity method	35,516	-	29,552	-
Loss on impairment (Note10)	132,720	24,791	110,434	20,628
Others	81,399	67,225	67,732	55,938
	480,731	423,728	400,009	352,578
Ordinary profit	442,735	551,535	368,393	458,921
Extraordinary gain	-	518	-	431
Extraordinary loss	-	69,444	-	57,783
Net income before income taxes	442,735	482,609	368,393	401,569
Income tax expense (Note 25)	84,100	128,012	69,979	106,517
Net income	358,635	354,597	298,414	295,052
Earnings per share (Note 26) (in Korea Won and U.S. Dollar)	₩ 4,379	₩ 4,348	$ 3.64	$ 3.62

The accompanying notes are an integral part of these semi-annual statements.

POSCO
NOTES TO FINANCIAL STATEMENTS
June 30, 2002 and 2001
(See independent accountants' review report)

1. The Company :

POSCO (the "Company") was incorporated on April 1, 1968, under the laws of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and five liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of ₩5,000). As of June 30, 2002, 93,589,485 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,891,140 shares of treasury stock with the approval of the board of directors on August 25, 2001.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of December 31, 2001, the Industrial Bank of Korea, Pohang University of Science and Technology, Nippon Steel Corporation, foreign investors and employees own 3.12%, 3.24%, 3.09%, 62.01% and 0.05%, respectively, of the Company's common stock. The remaining shares are owned by the public.

2. Summary of Significant Accounting Policies :

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Basis of Semi-annual Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations, is not presented in the accompanying financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Revenue Recognition -

Revenue is recognized at the time products sold are shipped.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Marketable Securities -

Marketable equity securities held for short-term cash management purposes are stated at fair value and the valuation gain or loss is reflected in current operations.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories -

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method except for materials-in-transit, for which cost is determined using the specific identification method.
If the book value of inventory exceeds its recoverable value due to obsolescence, damage or abrupt decline in market value, the decline is deducted from the book value and expensed in the year which it occurs.

Investments in equity in and other investments -

All investments in equity and debt securities are initially carried at cost, including incidental expenses. The subsequent accounting for investments by the type of security is as follows.
Investments in marketable equity securities of non-controlled investees, classified as other investments, are carried at fair value. Temporary changes in fair value are accounted for in the capital adjustments account, a component of shareholders' equity. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustments for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustments account.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Investments in equity in and other investments, Continued : -

Investments in non-marketable equity securities of non-controlled investees, classified as other investments, are carried at cost except for declines in the Company's proportionate ownership of the underlying book value of the invested company which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investments.

Investments in equity securities of companies over which the Company exerts significant control or influence, classified as equity investments in subsidiaries and affiliated companies, are recorded using the equity method accounting. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the invested company are amortized over a year using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the invested company as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the invested company.

Investments in debt securities are recorded at acquisition cost. Discounts and premiums of debt securities, purchased for the purpose of holding to maturity, are amortized over the redemption periods of the debt securities using the effective interest rate method and charged to current operations. Declines in fair value of the debt securities anticipated to be permanent are recorded in current operations and subsequent recoveries are also recorded in current operations up to the original cost of the investment.

The investment in the Stock Market Stabilization Fund ("SMSF") is stated at fair value with the valuation gain or loss credited or charged to current operations. The stocks distributed by SMSF are recorded as trading or securities held for investment at fair value and treated as a return of investment. Cash distributed by SMSF as dividends or as a return of investment equity are also treated as a return of investment.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are recorded at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows :

Classification	Estimated useful lives (years)
Buildings and structures	20 ~ 40
Machinery and equipment	8
Tools	4
Vehicles	4
Furniture and fixture	4

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

For the six-month period ended June 30, 2002 and 2001, interest costs amounting to ₩0 and ₩8,817 million were capitalized as acquisition costs of fixed assets, respectively.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

Intangibles -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the useful lives as described below.

Classification	Estimated useful lives (years)
Intellectual property right	5 ~ 10
Port's facilities usage right	2 ~ 37
Land usage right	40
Other intangibles	4 ~ 20

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

Discounts and Premiums on Debentures -

The difference between the face amount and the proceeds upon issuance of a debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Valuation of Assets and Liabilities at Present Value -

Assets acquired and liabilities incurred through long-term installment transactions and accounts and notes receivable under rescheduled debt payments approved by the judicial courts are stated at present value.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Income tax expense -

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with POSCO based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company is funded through a group severance insurance plan with Samsung Life Insurance company and others. The amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Reserve for Repairs -

The allowance for repairs of various furnaces, based on their replacement cost, was adjusted for future inflation rate over the 15-year replacement cycle of the furnaces. However, during the six-month period ended June 30, 2002, in accordance with the Company's new corporate accounting standards, the Company reversed the previously recorded allowance to the beginning balance of retained earnings. (Note 18)

Foreign Currency Transactions and Translation -

The Company maintains their accounting records in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated into Korean Won at ₩ 1,201.8 to US$1, the market average rate of exchange, as determined by the Bank of Korea based on currency transactions occurring on the day immediately prior to the balance sheet date, as of June 30, 2002.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company's overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average exchange rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operation translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Continued :

2. Summary of Significant Accounting Policies, Continued :

Derivative Instruments

The Company and its subsidiaries enter into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, hedge for fluctuation of fair market value caused by translation and only acquisition of gains. Other investments represent the fair market value of the net assets or liabilities related with derivatives transactions. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fair market value, unrealized holding gains and losses are recorded in the statement of earnings. And, if the contract is expired, the gains and losses on transaction are represented in the statement of earnings in case of hedge for fair market value and are offset with purchasing price of inventories in case of hedge for cash flow.

Earnings Per Share -

Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

Reclassification -

Certain amounts of prior year's financial statements were reclassified to conform to the current year's presentation. However, these reclassifications have no effect on previously reported net income or shareholders' equity.

Impairment of Assets -

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impairment of assets should be recognized in the balance sheet and the asset shall be recorded at reduced value and the resulting impairment loss charged to current operations.

Accordingly, the Company recognized fixed assets impairment losses of ₩ 132,720 million and ₩ 24,791 million for the six-month period ended June 30, 2002 and 2001, respectively. Also, the Company recognized other investments impairment losses of ₩ 760 million for the six-month period ended June 30, 2002.

3. United States Dollar Amount :

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean won. The U.S. Dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. Dollars at the rate of ₩ 1,201.8 to U.S $ 1, the rate in effect on June 30, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted, realized or settled in U.S. Dollars at this or any other rate.

The 2001 U.S. Dollar amounts, which were previously expressed at ₩ 1,300.7 to US $ 1, the rate prevailing on June 30, 2001, have been restated to reflect the exchange rate in effect on June 30, 2002.

4. Cash and Cash Equivalents and Financial Instruments :

Cash and cash equivalents and short-term and long-term financial instruments at June 30, 2002 and 2001 consist of the following :

	Annual interest Rates (%)	In Millions of Won	
	2002.6.30	2002	2001
Cash and cash equivalents			
Cash on hand and in banks	-	₩ 901	₩ 4,673
Checking accounts	-	1,646	5,719
Time deposits	-	-	100,000
Time deposits in foreign currency	0.89 ~ 2.11	261,374	110,039
Money Market Deposit Account	4	20,000	-
Repurchase agreement	-	-	80,000
		283,921	300,431
Short-term financial instruments			
Installment accounts	-	-	704
Time deposits	5.2	1,500	8,073
Trust deposits	4.1	100,000	-
Time deposits in foreign currency	1.2	2,712	273,147
		104,212	281,924
Long-term financial instrument			
Checking account deposits	-	50	51
		50	51
		₩ 388,183	₩ 582,406

The Company is required to provide collateral deposits amounting to ₩50 million to maintain checking accounts and, accordingly, withdrawal of these deposits is restricted.

5. Marketable Securities :

Marketable securities as of June 30, 2002 and 2001 are as follows :

	In Millions of Won			
	2002		2001	
Beneficiary certificates	₩	130,902	₩	106,50 1
Monetary market fund		560,532		658,557
Stocks		-		2
Mutual fund		-		50,203
	₩	691,434	₩	815,263

6. Present Value Discount of Receivables :

The Company's trade accounts and notes receivables comprise reorganization claims from liquidation and composition procedures. The differences between the face value of the receivable and present value of the claims are material and the assessment are as follows :

	In Millions of Won		
	Face value	Discount	Weighted average borrowing rate
Restructured receivables	₩ 58,409	₩ 19,088	7.8 ~8.62

The Company recorded discounts on trade accounts and notes receivables using the Company's weighted average borrowing rate as of the nearest date of its period end.

7. Inventories :

Inventories as of June 30, 2002 and 2001 are as follows :

	In Millions of Won			
	2002		2001	
Finished goods	₩	164,441	₩	226,083
Semi-finished goods		354,762		328,052
Raw materials		532,322		589,716
Materials in transit		273,690		261,989
Others		452		809
	₩	1,325,667	₩	1,406,649

8. Investment Securities :

Investment securities as of June 30, 2002 and 2001 consist of the following :

		In Millions of Won			
	Reference	2002		2001	
Marketable equity securities	(A)	₩	1,940,752	₩	1,282,154
Non-publicly traded equity securities	(B)		397,031		376,395
Securities in equity method	(C)		1,754,254		1,686,215
Bonds	(D)		133,561		143,734
Others	(E)		7,545		6,240
		₩	4,233,143	₩	3,494,738

Continued :

8. Investment Securities, Continued :

(A) Investments in marketable equity securities as of June 30, 2002 and 2001 are as follows :

	In Millions of Won				
	2002				2001
	Percentage of Ownership (%)	Acquisition cost	Fair market Value	Book value	Book value
Hanil Steel	9.95	₩ 4,020	₩ 3,507	₩ 3,507	₩ 2,323
Munbae Steel	9.02	3,588	1,350	1,350	1,084
Nippon Steel Corporation	2.17	285,102	277,775	277,775	123,947
Chohung Bank	0.03	3,757	758	758	381
Hana Bank	3.39	29,998	79,422	79,422	42,180
SK Telecom	6.50	1,657,348	1,561,732	1,561,732	1,109,728
Dong Yang steel	2.48	3,911	1,181	1,181	-
Samjung Packing & Aluminum Co.,Ltd.	9.00	2,714	2,023	2,023	2,138
Korea Investment Corporation	1.30	588	190	190	373
Treasury Stock Fund	-	11,981	12,814	12,814	-
		₩ 2,003,007	₩ 1,940,752	₩ 1,940,752	1,282,154

Marketable equity securities are stated at fair value and the difference between acquisition cost and fair value is reflected as capital adjustments.

Continued :

8. Investment Securities, Continued:

(B) Investments in non-publicly traded equity securities as of June 30, 2002 and 2001 are as follows :

	In Millions of Won				
	2002				2001
	Percentage of Ownership (%)	Acquisition Cost	Net book value of investee	Book value	Book value
Powercomm	3.00	₩ 153,000	₩ 23,877	₩ 153,000	₩ 153,000
SK-IMT	12.00	192,002	195,242	192,002	192,002
Dae Kyoung	19.00	8,930	3,243	8,930	8,930
Gee Hyup Tech Finance	10.34	3,000	3,296	3,000	3,000
Siam United Steel	10.00	26,640	4,853	26,640	5,882
PT-POSNESIA(*)	70.00	9,474	11,502	9,474	9,474
PT.KS-POSCO(*)	40.00	6,786	-	-	122
Posvina(**)	50.00	1,527	2,541	1,527	1,527
Others	-	2,458	32,126	2,458	2,458
		₩ 403,817	₩ 276,680	₩ 397,031	₩ 376,395

(*) As of June 30, 2002, the Companies were in liquidation or had been dormant for over 1 year. So, the companies are excluded from securities in equity method.

(**) Total asset amount of the Company in previous year was less than ₩7 billion. So, the Company is excluded from securities in equity method.

(***) Net book values of investee as of December 31, 2001 are used.

Continued :

8. Investment Securities, Continued:

(C) Securities in equity method as of June 30, 2002 and 2001 are as follows :

	In Millions of Won				
	2002				2001
	Percentage of Ownership (%)	Acquisition Cost	Net Asset Value	Book Value	Book Value
POSCO E&C	97.43	₩ 424,248	₩ 689,308	₩ 310,360	₩ 328,106
POSTEEL	95.31	113,393	278,056	277,731	269,852
Changwon Steel	72.22	260,000	311,786	311,446	279,138
POSAM	99.29	200,327	113,197	115,577	87,634
POSA	100.00	37,352	48,925	47,447	39,110
POSVEN(**)	40.00	44,540	-	-	29,284
POSCO Refractories & Environment(***)	60.00	40,859	44,990	45,356	1,814
Others		524,003	709,169	646,337	651,277
		₩1,644,722	₩ 2,195,431	₩1,754,254	₩ 1,686,215

(*) Book value is determined based on unaudited financial statements.

(**) As of June 30, 2002, POSVEN's net assets was below capital stock. So, the Company is excluded from securities in equity method.

(***) The Company additionally acquired additional equities in POSCO Refractories & Environments by 58.2% (acquisition cost : ₩30,945 million). So, POSCO Refractories & Environments is newly included in securities in equity method.

(D) Investments in bonds as of June 30, 2002 and 2001 are as follows :

	In Millions of Won, and in Millions of US Dollar		
	2002		2001
	Face value	Book value	Book value
Government and municipal bonds	₩ 10,073	₩ 10,073	₩ 1
Financial bonds of Industrial Bank of Korea	87,733	87,733	123,273
Bonds in foreign currency	$ 28	35,323	20,460
Bonds with warrants	₩ 432	432	-
	₩ 98,238 $ 28	₩ 133,561	₩ 143,734

Continued :

8. Investment Securities, Continued:

All the investments in bonds are in held-to-maturity bonds. Financial bonds of Industrial Bank of Korea of ₩31,400 million have been provided to the Pusan local government as deposits for a performance guarantee in relation to the development of a waste disposal area.

(E) Other investments as of June 30, 2002 and 2001 are as follows :

	In Millions of Won			
	2002			2001
	Ownership(%)	Acquisition cost	Book value	Book value
Stock Market Stabilization Fund	1.15	₩ 8,695	₩ 7,545	₩ 6,240

Due to recovery of impairment on its investments the Company recorded gain on investments amounting to ₩1,418 million for the six-month period ended June 30, 2002.

(F) Valuation gains and losses on investments recorded as capital adjustments for the years ended June 30, 2002 and 2001 are as follows :

	In Millions of Won		
	2002	2001	Remarks
Gain on investments valuation	₩ 264,748	₩ 305,225	Equity method
Loss on investments valuation	(24,857)	(19,884)	Equity method
	239,891	285,341	
Gain (loss) on investments valuation	(63,088)	(554,557)	Fair value method
Gain on treasury stock fund valuation	833	-	Others
	₩ 177,636	₩ (269,216)	

9. Loans to Employees :

The Company has provided short-term housing loans to employees of ₩101,592 million as of June 30, 2001. As of June 30, 2002, short-term and long-term housing loans have been colleded.

10. Property, Plant and Equipment :

Property, plant and equipment as of June 30, 2002 and 2001 are as follows :

	In Millions of Won	
	2002	2001
Buildings and structures	₩ 4,218,887	₩ 4,108,103
Machinery and equipment	17,132,890	16,251,197
Tools	82,038	76,528
Vehicles	124,627	119,407
Furniture and fixtures	116,089	132,381
	21,674,531	20,687,616
Less : Accumulated depreciation	(14,803,550)	(14,027,401)
	6,870,981	6,660,215
Land	869,648	880,349
Construction in progress (see Note 12)	1,378,762	1,365,489
	₩ 9,119,391	₩ 8,906,053

At June 30, 2002 and 2001, the value of land owned by the Company based on the posted price issued by the Korean tax authority is ₩2,301,508 million and ₩2,391,961 million, respectively.

At June 30, 2002, depreciable assets are insured against fire and other casualty losses up to ₩2,987,842 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant, equipment six times before on December 31, 1989. The revaluation increment of ₩3,819 billion, net of revaluation tax and others of ₩647 billion was credited to revaluation surplus.

Continued :

10. Property, Plant and Equipment, Continued :

Construction in progress included in fixed assets includes capital investments in Kwangyang No.2 Minimill. By resolution of the Board of Directors at a meeting held in May, 1998, construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and Asia pacific region. During the six-month period ended June 30, 2002, the Company recognized impairment losses of ₩132,720 million. The Company recognized impairment losses of ₩50,599 million and ₩49,581 million for the years ended December 31, 2001 and 2000, respectively. The carrying value of the Minimill is ₩311,042 million as of June 30, 2002.

11. Intangible Assets :

Intangible assets, net of accumulated amortization, as of June 30, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Intellectual property rights	₩ 249	₩ 332
Port's facilities usage right	142,043	156,042
Development costs (note 29)	172,945	199,588
Land usage right	3	3
	₩ 315,240	₩ 355,965

12. Other Assets :

Other assets as of June 30, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Other current assets		
Short-term loans	₩ 2,323	₩ 105,583
Accrued income	69,941	75,439
Advance payment	-	396
Prepaid expense	9,221	12,119
Others	33,461	6,762
	114,946	200,299
Other long-term assets		
Key-money	2,970	2,179
Others	127,024	301,228
	129,994	303,407
	₩ 244,940	₩ 503,706

13. Short-Term Borrowings :

Short-term borrowings as of June 30, 2002 and 2001 are as follows :

	Annual interest rate (%)	In Millions of Won	
	2002.6.30	2002	2001
Borrowings			
Usance	2.0	₩ 45,632	₩ 159,744
Current portion of long term borrowings			
Local currency loans	-	-	469
Foreign currency loans in won equivalent	LIBOR+ 0.6, 4.6~4.9	18,410	31,555
Loans from foreign financial institution	LIBOR+ 0.40 ~ 0.80, 2.00~6.97	38,382	46,544
Debentures	1.44 ~ 8.00	886,885	1,019,021
Less : Discount on debenture issued		(1,107)	(4,951)
		942,570	1,092,638
		₩ 988,202	₩ 1,252,382

14. Long-Term Borrowings :

Long-term debt at June 30, 2002 and 2001 consists of the following :

	Reference	In Millions of Won 2002	In Millions of Won 2001
Local currency loans	(A)	₩ -	₩ 469
Foreign currency loans, in Won equivalents	(B)	50,397	84,236
Loans from foreign financial institutions	(C)	558,359	642,572
Debentures	(D)	4,219,176	4,573,384
		4,827,932	5,300,661
Less : Current portion		(943,677)	(1,097,589)
Discount on debentures issued		(26,091)	(25,100)
		₩ 3,858,164	₩ 4,177,972

(A) Long-term local currency borrowings as of June 30, 2002 and 2001 are as follows :

	Annual Interest rate (%) 2002.6.30	In Millions of Won 2002	In Millions of Won 2001
Korea Exchange Bank	-	₩ -	₩ 469
Less : Current portion		-	(469)
		₩ -	₩ -

Continued :

14. Long-Term Borrowings, Continued :

(B) Long-term foreign currency borrowings as of June 30, 2002 and 2001 are as follows :

	Annual Interest rate (%)	In Millions of Won	
	2002.6.30	2002	2001
Sumitomo Bank	-	₩ -	₩ 12,209
I.B.J.	4.9	28,207	41,065
Chase Manhattan Bank	LIBOR + 0.6	7,726	13,936
Development Bank of Japan	4.6	14,464	17,026
		50,397	84,236
Less : Current portion		(18,410)	(31,555)
		₩ 31,987	₩ 52,681

(C) Loans from foreign financial institutions as of June 30, 2002 and 2001 are as follows :

	Annual Interest rate (%)	In Millions of Won	
	2002.6.30	2002	2001
Commerzbank and others	2.0~6.97	₩ 65,130	₩ 109,031
Sumitomo Bank	Libor+ 0.8	72,598	78,296
Citibank	Libor+ 0.6	420,631	455,245
		558,359	642,572
Less : Current portion		(38,382)	(46,544)
		₩ 519,977	₩ 596,028

Certain loans from foreign financial institutions contracted prior to July 1987, amounting to ₩ 15,172 million as of June 30, 2002, are covered by guarantees issued by Korea Development Bank.

Continued :

14. Long-Term Borrowings, Continued :

(D) Debentures outstanding at June 30, 2001 and 2000 are as follows :

	Annual Interest rate (%)	In Millions of Won	
	2002.6.30	2002	2001
Domestic debentures	4.48~9.00	₩ 2,150,000	₩ 2,330,000
Yankee Bonds	6.63~7.50	1,265,568	1,369,716
Samurai Bonds	1.14~1.84	803,608	834,647
Floating Rate Notes	Libor+ 2.35	-	39,021
		4,219,176	4,573,384
Less : Current portion		(886,885)	(1,019,021)
Discount on debenture issued		(26,091)	(25,100)
		₩ 3,306,200	₩ 3,529,263

Maturities of the Company's long-term debt outstanding, excluding premiums and discounts on debentures, as of June 30, 2001 are as follows :

	In Millions of Won			
	Foreign currency Borrowings	Loans from foreign financial institutions	Debentures	Total
2003.7~2004.6	₩ 15,835	₩ 30,458	₩ 1,161,058	₩ 1,207,351
2004.7~2005.6	7,473	432,159	957,213	1,396,845
2005.7~2006.6	1,929	11,529	701,353	714,811
2006.7~2007.6	1,929	11,529	512,667	526,125
Thereafter	4,821	34,302	-	39,123
Total	₩ 31,987	₩ 519,977	₩ 3,332,291	₩ 3,884,255

15. Other liabilities :

Other liabilities as of June 30, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Other current liabilities		
Advance received	₩ 24,996	₩ 6,467
Unearned revenue	1,430	1,003
Others	38,455	3,293
	64,881	10,763
Other long-term liabilities	39,868	1,021,249
	₩ 104,749	₩ 1,032,012

16. Commitments and Contingencies :

As of June 30, 2002 contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows :

	In Millions of Won	Financial institution
Related company		
POSVEN	₩ 31,968	Raytheon
KOBRASCO	32,054	CITIBANK, etc
V P S	3,454	Credit Lyonnais
POSAM	96,144	Bank of America
POS-Hyundai	346	India Development Bank
POS-Invest	132,255	Sumitomo Bank, etc
Zhangjiagang Pohang Stainless Steel Co., Ltd	26,943	Bank of China
	323,164	
Others		
Dae kyeong special steel co., ltd	8,308	Korea Development Bank
DC chemical co., ltd	2,562	LG-Caltex Gas
S U S	14,430	J-EXIM
	25,300	
	₩ 348,464	

The Company provided payment guarantees amounting to ₩ 374,370 million and ₩ 28,059 million as of June 30, 2001, for affiliated companies and others, respectively.

As of June 30, 2002, POSCO has provided a blank promissory note to the Bank of China for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 10 years and provide for periodic price adjustments to then-market price. At June 30, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under a long-term contract.

The Company has guaranteed usage of bulk carriers (with a total weight of 1,646 thousand dead weight ton) with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

Continued :

16. Commitments and Contingencies, Continued :

As of June 30, 2002, the Company leases certain Tools and equipment under operating lease agreements with Macquarie IT KOREA lease company. The Company charges the related rent expenses, amounting to ₩ 2,244 million for the six-month period ended June 30, 2002, to current operations as incurred. The schedule of future operating lease payments is as follows

	In Millions of Won
2002 .7 ~ 2003.6	₩ 5,356
2003 .7 ~ 2004.6	3,743
After 2004 .7	653
	₩ 9,752

The Company paid $106,400,000 of guaranteed long-term debt on behalf of POSVEN on June 19, 2001, an affiliate owned 40% by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. The payment has been recorded as a receivable from POSVEN and ₩ 127,872 million included in other long-term assets. On July 20, 2001, an additional payment of $ 53,200,000 was due, representing the 20% of the total long-term debt guaranteed by the Raytheon Company (Raytheon), a 20% shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagree as to which Company is responsible for the payment of the $ 53,200,000 amount. For the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of $ 26,600,000 which also has been recorded as a receivable from POSVEN and ₩ 31,968 million included in other long-term assets, without any allowance for doubtful accounts as of June 30, 2002. Should the dispute be resolved in Raytheon's favor, the Company may be required to reimburse Raytheon for its $26,600,000 debt payment made on behalf of POSVEN.

In addition, the Company recorded allowances for bad debts amounting to ₩17,688 million regarding the above POSVEN-related receivables. So, allowances for bad debts amounted to ₩86,721 million as of June 30, 2002.

Continued :

16. Commitments and Contingencies, Continued :

At June 30, 2002, the Company is a defendant in 13 separate lawsuits totaling ₩ 3,608 million and US$ 3,900 thousand (4 separate suits do not settle the amount as of June 30, 2002). These litigations are pending as of June 30, 2002. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

17. Capital Surplus :

Capital surplus as of June 30, 2002 and 2001 consists of the following :

	In Millions of Won	
	2002	2001
Asset revaluation surplus	₩ 3,172,776	₩ 3,172,776
Paid-in capital in excess of par value	463,825	463,825
Others	36,680	35,701
	₩ 3,673,281	₩ 3,672,302

18. Retained Earnings :

Retained earnings as of June 30, 2002 and 2001 consist of the following :

	Reference	In Millions of Won	
		2002	2001
Appropriated			
Legal reserve	(A)	₩ 241,202	₩ 241,202
Reserve for business rationalization	(B)	918,300	869,300
Other legal reserve	(C)	654,867	663,994
Voluntary reserve	(D)	5,102,023	4,825,698
		6,916,392	6,600,194
Unappropriated		1,105,850	375,260
		₩ 8,022,242	₩ 6,975,454

(A) The Korean commercial code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B) Pursuant to the Korean Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the reduction of income taxes resulting from various tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

Continued :

18. Retained Earnings, Continued :

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net gain on sale of property, plant and equipment and 10% of net earnings for each year until the Company's net worth equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) Other voluntary reserve represents amounts appropriated by the Company for unspecified purposes and can be used for any purpose through shareholders' resolution.

Unappropriated retained earnings as of June 30, 2002 consist of the following :

Classification	In Millions of Won	
Unappropriated retained earnings carried over from prior years	₩	70,547
Cumulative effect of accounting changes		717,510
Net income		358,635
Interim dividend		(40,842)
Total	₩	1,105,850

During the six-month period ended June 30, 2002, in accordance with the Company's new corporate accounting standards, the Company reversed previously recorded alllowance to the beginning retained earnings and reflected the deferred tax liability amounting to ₩ 1,020,640 million and ₩ 303,130 million, respectively. The effect of these accounting changes increased the beginning balance of retained earnings by ₩ 717,510 million.

Continued :

18. Retained Earnings, Continued :

In addition, the effect of these accounting changes increased net income for the six-month period ended June 30, 2002 by ₩ 15,221 million

The BOD of the Company, at its meeting held on July, 22, 2001, adopted a resolution for interim dividend payment as follows :

- Dividend rate : 10% on par value
- Payment per share : ₩500
- Total payment : ₩40,842 million

19. Capital adjustments :

Capital adjustments as of June 30, 2002 and 2001 consists of the following :

	In Millions of Won	
	2002	2001
Treasury stock	₩ (1,173,291)	₩ (1,473,568)
Valuation gain on investment securities	177,636	(269,216)
Foreign-based operations translation adjustment	24,011	27,929
Valuation loss on derivatives	(3,906)	-
	₩ (975,550)	₩ (1,714,855)

As of June 30, 2002, the Company holds 11,686,710 shares of its own common stock. It is the intention of management to sell the treasury shares in the near future.

20. Stock Option Plan :

On July 23, 2001, the Company granted stock options to the executive officers of the Company in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows :

- Number of Grantees : 38 persons
- Exercise price : ₩98,400 per share
- Number of shares : 498,000 shares (0.52% of total common stock issued)
- Exercise period : July 24, 2003 ~ July 23, 2008
- Method : Cash or stock compensation for the difference between exercise price and fair market value of the option

In addition, on April 27, 2001, the Company granted stock options to the executive officers of the Company in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows :

- Number of Grantees : 6 persons
- Exercise price : ₩135,800 per share
- Number of shares : 60,000 shares (0.06% of total common stock issued)
- Exercise period : April 28, 2004 ~ April 27, 2009
- Method : Cash or stock compensation for the difference between exercise price and fair market value of the option

21. Derivatives :

(A) The Company has entered into cross currency swap agreements with financial institutions to reduce currency risk. Swap contracts outstanding as of June 30, 2002 as follows :

	Maturity	The amount of transaction		Annual interest rate (%)	
		Receive	Pay	Receive	Pay
Societe Generale	2002.3.19 ~ 2004.7.15	$ 74,000,000	¥ 9,725,080,000	7.13	2.93
CitiBank	〃	50,000,000	6,572,500,000	〃	〃
Credit Lyonnais	〃	50,000,000	6,570,000,000	〃	〃
		$ 174,000,000	¥ 22,867,580,000	〃	〃

Continued :

21. Derivatives , Continued :

Since the above contracts are to reduce interest rate and currency risk, the related gains (loses) are included in non-operating income (non-operating expense). The details of gains (losses) are as follows :

	In Millions of Won	
	2002.6.30	2001.6.30
Valuation gain on derivatives	₩ -	₩ 11,325
Valuation loss on derivatives(*)	15,816	-
Transaction gain on derivatives	-	1,655
Transaction loss on derivatives	-	20,911

(*) Valuation loss is recorded as other long-term liabilities in the balance sheet.

(B) Also, the Company has entered into forward currency contracts (Long position of USD and short position of JPY) to hedge the fluctuation risk of future cash flows. Forward contracts outstanding as of June 30, 2002 as follows :

	Maturity	Transaction amount	
		Receive	Pay
Credit Agricole Indosuez	2002.4.15 ~ 2002.10.31	$ 6,914,566.69	¥ 900,000,000
ING	2002.4.15 ~ 2002.7.31	11,454,753.72	1,500,000,000
Deutsche Bank	2002.4.15 ~ 2002.9.30	7,663,422.00	1,000,000,000
Bank of America	2002.4.15 ~ 2002.8.31	7,647,598.65	1,000,000,000
		$ 33,680,341.06	¥ 4,400,000,000

Since the above contracts are to reduce risk of future cash flows, valuation gains (losses) are added on capital adjustments. The details of gains (losses) are as follows :

	In Millions of Won	
	2002	2001
Valuation loss on derivatives	₩ 3,906	₩ -
Transaction gain on derivatives	249	-

22. Cost of Goods Sold :

Cost of goods sold for the six-month period ended June 30, 2002 and 2001 consists of the following :

	In Millions of won			
	2002		2001	
Inventories at beginning period	₩	239,371	₩	248,219
Cost of goods manufactured		4,193,039		4,352,231
Transfer from other accounts		39,699		(7,672)
Inventories at end of period		(164,441)		(226,083)
Cost of good sold		4,307,668		4,366,695
Others		180,656		182,265
Refund of custom duties		(8,658)		(8,850)
Total	₩	4,479,666	₩	4,540,110

23. Selling, General and Administrative Expenses :

Selling, general and administrative expenses for the six-month period ended June 30, 2002 and 2001 consist of the following :

	In Millions of Won	
	2002	2001
Salaries and wages	₩ 27,775	₩ 21,270
Provision for severance benefits	4,030	2,657
Depreciation	16,574	7,933
Welfare	15,300	14,200
Travel	4,085	3,302
Utilities	431	613
Communications	2,446	2,162
Taxes and public dues	1,204	1,108
Rent	18,851	1,332
Repairs	4,435	3,807
Insurance	208	158
Fees and charges	26,248	24,006
Supplies	3,261	3,888
Normal research	2,103	2,598
Subscriptions and printing	684	586
Training	3,856	2,837
Vehicle expenses	1,776	825
Sale actively expellee	195,554	186,522
Entertainment	2,020	832
Advertising	13,558	11,520
Others	24,013	12,358
	₩ 368,412	₩ 304,514

24. Donations :

Donations of the Company for the six-month period ended June 30, 2002 and 2001 consist of the following :

	In Millions of Won			
	2002		2001	
POSCO Educational Foundation	₩	5,000	₩	18,000
Others		1,408		2,119
	₩	6,408	₩	20,119

25. Income Tax Expense :

The statutory income tax rate applicable to the Company, including resident surtax, for the six month period ended June 30, 2002 and 2001 are approximately 29.7% and 30.8%, respectively.

Income tax expense for the six-month period ended June 30, 2002 and 2001 consists of the following :

	Millions of Won			
	2002		2001	
Current income tax	₩	153,073	₩	166,804
Deferred income tax		(68,973)		(38,792)
	₩	84,100	₩	128,012

Continued :

25. Income Tax Expense, Continued ;

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company :

	In Millions of Won	
	2002	2001
Net income before income tax expense	₩ 442,735	₩ 482,609
Statutory tax rate	29.7%	30.8%
Income tax expense computed at statutory rate	131,492	148,643
Tax credit	(46,411)	(22,568)
Other, net	(981)	1,937
Income tax expense	₩ 84,100	₩ 128,012
Effective rate	18.99%	26.52%

Components of deferred taxes as of June 30, 2002 are as follows :

	In Millions of Won		
	Beginning Balance (As of December 31, 2001)	Increase(*) (Decrease)	Ending Balance (As of June 30, 2002)
(Deferred tax assets)			
Reserve for repair	₩ 144,774	₩ (144,774)	₩ -
Deferred foreign exchange losses	30,931	(7,592)	23,339
Related party's dividend	32,229	11,247	43,476
Impairment loss for tangible asset	29,821	39,350	69,171
Allowance for doubtful accounts	20,755	5,556	26,311
Others	57,093	25,990	83,083
Total deferred tax assets	315,603	(70,223)	245,380
(Deferred tax liabilities)			
Reserve for repair	-	154,258	154,258
Earnings from equity-method investments	15,687	(10,548)	5,139
Accrued income	24,783	(4,104)	20,679
Reserve for technology development	186,120	28,215	214,335
Others	10,633	(5,959)	4,674
Total deferred tax liabilities	237,223	161,862	399,085
Net deferred tax assets	₩ 78,380	₩ (232,085)	₩ (153,705)

(*) Decrease in net deferred tax assets ₩232,085 million is composed of income taxexpense of ₩68,973 million, non-operating expense of ₩2,280 million, capital adjustments of ₩△208 million and retained earnings adjustment of ₩△303,130 million.

26. Earnings per share :

Earnings per share and diluted earnings per share for the six-month period ended June 30, 2002 and 2001 are calculated as follows :

(A) Earnings per share

	In Millions of Won	
	2002	2001
Net income	₩ 358,635	₩ 354,597
Weighted average number of shares of common stock	81,900,640	81,550,931
Earnings per share in Korean Won	4,379	4,348

(B) Diluted Earnings per share

The compensatory stock option, which the Company has awarded, has no effect on dilution. Therefore, diluted earnings per share are equal to basic earnings per share.

27. Foreign Currency Translation :

Foreign currency denominated assets and liabilities as of June 30, 2002 and 2001 are as follows :

In Millions of Won

	2002		2001	
	Foreign currency	Won equivalent	Foreign currency	Won equivalent
Assets :				
Cash (*)	US$ 217,826,500	261,784	US$ 295,984,804	384,987
	¥ 290,702,128	3,038	¥ 249,646,681	2,605
	EUR 717,205	854		
Trade receivables	US$ 30,127,393	36,207	US$ 68,537,968	89,147
	¥ 1,029,268,949	10,339	¥ 1,572,663,448	16,408
			EUR 7,180,370	7,933
Other receivables	US$ 569,707	685	US$ 1,567,004	2,038
Guaranty deposits	US$ 280,413	337	US$ 238,834	311
		₩ 313,244		₩ 503,429
Liabilities :				
Trade payables	US$ 43,951,472	52,821	US$ 277,287,015	360,667
	¥ 350,999,053	3,526		
	EUR 2,378,061	2,831		
	GBP 1,000	2		
Accounts payable, other	US$ 3,987,168	4,792	US$ 6,201,596	8,066
	¥ 229,156,267	2,302	¥ 92,167,655	962
	EUR 2,021,387	2,407	EUR 547,611	605
Accrued expenses	US$ 94,702,356	113,831	US$ 90,507,802	117,723
	¥ 1,479,853,446	14,865	¥ 2,953,338,450	30,812
	EUR 4,578,731	5,452	EUR 553,258	611
	GBP	332		

	180,177			
Debentures	US$ 1,053,060,000	1,265,568	US$ 1,083,060,000	1,408,736
	¥ 80,000,000,000	803,608	¥ 80,000,000,000	834,648
Foreign currency loans	US$ 43,589,146	52,385	US$ 136,696,285	177,801
	¥ 4,344,771,516	43,644	¥ 6,343,240,874	66,179
Loans from foreign financial institutions	US$ 395,516,120	475,331	US$ 407,772,822	530,390
	¥ 4,082,221,425	41,006	¥ 6,772,267,347	70,655
	EUR 35,291,017	42,022	EUR 37,587,458	41,527
		₩ 2,926,725		₩ 3,649,382

(*) Cash ,Cash equivalents and short-term financial instrument are included.

28. Related party Transactions :

Significant transactions with related parties for the six-month period ended June 30, 2002 and 2001 and the related receivables and payables at June 30, 2002 and 2001 are as follows :

	In Millions of Won			
Company	Sales	Purchase	Receivables	Payables
POSCO E&C	₩ 1.413	₩ 470.698	₩ 30,012	₩ 64.487
Posteel Co., Ltd	709.538	746	164,120	3
POSCON Co., Ltd	25	62.621	7,349	9.619
Pohang Steel Co., Ltd	106.385	697	20,563	1.137
POSCO Machinery & Engineering Co., Ltd	16	37.918	3,118	7.451
POSDATA Co., Ltd	391	74,064	392	21.762
POSCO Research Institute	-	3.137	-	24
Seung Kwang Co., Ltd	-	1	583	-
POS-AC Co., Ltd	200	7.826	-	612
Changwon Sepecialty Steel Co., Ltd	248	25.246	3	6.646
POSCO Machinery Co., Ltd	1	34.160	1,086	6.901
POSAM	96.125	160	-	-
POSA	-	95.899	-	1.300
POSCAN	-	21.757	-	-
POA	-	33.190	4.743	1.664
PIO	-	1.372	2.320	149
VPS	-	-	8	-
Daeryun Steel Co., Ltd	-	4	290	-
Janggahang Pohang	9	-	-	-
Sunduk Pohang Steel Co.,Ltd	2	-	-	-
POSVEN	-	-	159.839	-
POSTECH Venture Capital Co., Ltd	25	-	-	42
POSCO Refractories & Environments	13	72.226	-	15.347
Korea Daily News	-	107	-	-
KOBRASCO	-	39.332	-	-
UPI	-	-	-	-
POSCHROME	-	10.444	-	216
NtoBe	-	3.742	-	278
2002	₩ 914.391	₩ 995.347	₩ 394.426	₩ 137.638
2001	₩ 1.057.416	₩ 186.569	₩ 349.891	₩ 177.196

POSCO
NOTES TO FINANCIAL STATEMENTS, Continued
June 30, 2002 and 2001

29. Research and Development Expenditures :

The Company accounted the cost of ERP and process innovation as other intangible assets. Summary of other intangible assets are as follows.

	2002		2001	
December 31	₩	177,320	₩	139,532
Increase		28,006		63,378
Decrease		(32,381)		(3,322)
June 30	₩	172,945	₩	199,588

In addition, research and development costs charged to costs of good sold and sales and administrative expenses during the six month ended June 30, 2002 and 2001 are ₩88,593 million and ₩93,535 million, respectively.

30. Regional Information :

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea. Regional financial and operating results as of and for the six-month period ended June 30, 2002 are as follows :

(A) Regional Major Products

	Pohang mill	Kwangyang Mill
Major Facilities :		
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	-
Electric iron	Electric iron coil	-
Stainless	STS HR Coil, etc	-
Half-finished goods	Slab, Bloom	Slab
Major Facilities :		
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2HR	1~3 HR, Mini mill
Cold Roll	1~2CR	1~4 CR
Others	HR, Steel plate, STS and etc.	-
Number of employees	9,416 persons	7,236 persons

Continued ;

30. <u>Regional Information,</u> Continued ;

(B) Regional financial status as of and for the six-month period ended June 30, 2002 and 2001 are as follows :

2002	In Millions of Won			
	Pohang	Kwangyang	Others	Total
Sales (*)	₩ 3,007,295	₩ 2,438,950	₩ 8,108	₩ 5,454,353
Fixed assets :				
Tangible assets(**)	3,585,618	4,049,433	1,484,339	9,119,390
Intangible assets	171,593	126,534	17,113	315,240
Total	₩ 3,757,211	₩ 4,175,967	₩ 1,501,452	₩ 9,434,630
Depreciation	₩ 277,266	₩ 339,263	₩ 25,701	₩ 642,230

2001	In Millions of Won			
	Pohang	Kwangyang	Others	Total
Sales (*)	₩ 3,042,706	₩ 2,520,781	₩ 15,988	₩ 5,579,475
Fixed assets :				
Tangible assets (**)	3,852,147	4,943,130	110,776	8,906,053
Intangible assets	261,671	94,294	-	355,965
Total	₩ 4,113,818	₩ 5,037,424	₩ 110,776	₩ 9,262,018
Depreciation(**)	₩ 245,583	₩ 321,854	₩ 160	₩ 567,597

(*) Consists of steel products excluding inter-plant transactions between the two plants.
(**) Represents book value.

POSCO
AND SUBSIDIARIES

Consolidated Financial Statements
For The Six-month period Ended June 30, 2002

Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors of
POSCO and Subsidiaries:

We have reviewed the accompanying consolidated balance sheet of POSCO and its subsidiaries (collectively referred to as the "Company") as of June 30, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for the six-month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements of 32 subsidiaries, including POSCO E&C, which statements reflect total assets and revenues constituting 21.47 percent and 36.03 percent, respectively, of the related consolidated assets and revenues. Those statements were reviewed by other accountants whose reports have been furnished to us, and our review, in so far as it relates to the amounts included for the subsidiaries, is based solely on the reports for the other accountants.

We conducted our review in accordance with semi-annual review standards as established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquires of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and the reports of the other accountants, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting standards for preparing semi-annual financial statements in the Republic of Korea.

As discussed in Note 1 to the consolidated financial statements, the Company changed its name from POHANG IRON & STEEL CO., Ltd to POSCO in accordance with the approval of the shareholders on March 15, 2002.

As discussed in Note 17 to the consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic condition in the Republic of Korea and in the Asia pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet data cannot presently be determined and accordingly, no adjustments have been made in the accompanying consolidated financial statements related to such uncertainties.

As discussed in Note 19 to the consolidated financial statements, during the six-month period ended June 30, 2002, in accordance with the Company's newly established corporate accounting standards, the Company reversed previously recorded reserve for repairs. As a result, beginning balance of retained earnings increased by ₩717,510 million and net income for the current period increased by ₩15,221 million.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

The accompanying consolidated financial statements are not intended to present the financial position or results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used to review such consolidated financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying consolidated financial statements are not intended for use by those who are not informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
July 19, 2002

POSCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

June 30, 2002

(See independent accountants' review report)

	Unaudited			
	In millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
ASSETS				
Current Assets:				
Cash and cash equivalents (Note 4)	₩	573,63 5	$	477,314
Short-term financial instruments (Note 4)		295,997		246,295
Marketable securities (Note 5)		952,383		792,464
Trade accounts and notes receivable, net of allowances for doubtful accounts and present value discount (Notes 6 and 28)		1,558,960		1,297,186
Other accounts and notes receivable, net of allowances for doubtful accounts and present value discount (Note 6)		194,013		161,435
Inventories (Note 7)		1,708,001		1,421,201
Other current assets (Note 11)		81,698		67,980
Total current assets		5,364,687		4,463,875
Long-term financial instruments (Note 4)		8,769		7,296
Investment securities (Note 8)		2,897,758		2,411,182
Long-term loans, net of allowances for doubtful accounts and present value discount (Notes 6 and 28)		129,387		107,660
Long-term trade accounts and notes receivable, net of allowances for doubtful accounts and present value discount (Note 6)		55,216		45,945
Property, plant and equipment, net of accumulated depreciation (Note 9)		10,390,927		8,646,135
Intangibles, net of amortization (Note 10)		463,682		385,830
Deferred income tax assets		23,758		19,769
Guarantee deposits		41,629		34,639
Other assets (Notes 4 and 11)		82,164		68,367
Total assets	₩	19,457,977	$	16,190,698

The accompanying notes are an integral part of these semi-annual statements.

Continued ;

POSCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

June 30, 2002

(See independent accountants' review report)

	Unaudited	
	In millions of Korean Won	In Thousands of U.S. Dollars (Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts and notes payable (Note 28)	₩ 630,647	$ 524,752
Short-term borrowings (Note 12)	833,384	693,447
Current portion of long-term debt, net of discount on debentures (Note 12)	1,204,108	1,001,920
Accrued expenses	271,316	225,758
Accounts payable, other	163,353	135,924
Withholdings	39,613	32,962
Income tax payable	175,800	146,281
Dividends payable	42,206	35,119
Other current liabilities (Note 16)	324,963	270,397
Total current liabilities	3,685,390	3,066,560
Long-term debt, net of current portion and discount on debentures issued (Note 13)	4,028,405	3,351,976
Accrued severance indemnities, net of national pension fund for employees and severance insurance deposits (Note 15)	121,040	100,716
Deferred income tax liabilities	163,801	136,297
Other long term liabilities (Note 16)	117,369	97,661
Total liabilities	8,116,005	6,753,210
Shareholders' equity :		
Common stock (Note 1)	482,403	401,401
Capital surplus (Note 18)	3,848,834	3,202,558
Retained earnings (Note 19)	7,952,632	6,617,268
Capital adjustments (Note 20)	(1,127,498)	(938,174)
	₩ 11,156,371	$ 9,283,053

The accompanying notes are an integral part of these semi-annual statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

June 30, 2002
(See independent accountants' review report)

	Unaudited	
	In millions of Korean Won	In Thousands of U.S. Dollars (Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY , Continued		
Minority interests :		
Common stock	156,715	130,400
Capital surplus and retained earnings	28,886	24,035
	185,601	154,435
Total shareholders' equity	11,341,972	9,437,488
Total liabilities and shareholder's equity	₩ 19,457,977	$ 16,190,698

The accompanying notes are an integral part of these semi-annual statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS

for the six-month period ended June 30, 2002
(See independent accountants' review report)

	Unaudited	
	In millions of Korean Won	In Thousands of U.S. Dollars (Note 3)
Net sales (Notes 28 and 29)	₩ 6,456,345	$ 5,372,229
Cost of sales	5,288,536	4,400,513
Gross profit	1,167,809	971,716
Selling, general and administrative expenses (Note 23)	471,644	392,449
Operating income	696,165	579,267
Non-operating income :		
Interest and dividend income	40,050	33,325
Gain on foreign currency transactions	32,901	27,376
Gain on foreign currency translation	215,635	179,426
Marketable securities valuation gains	4,511	3,753
Gain on disposal of marketable securities	17,405	14,482
Gain on disposal of property, plant and equipment	14,451	12,024
Valuation gain of derivatives (Note 22)	7,104	5,911
Transaction gain of derivatives (Note 22)	3,604	2,999
Other	62,722	52,193
	398,383	331,489
Non-operating expenses :		
Interest expenses	174,807	145,454
Loss on foreign currency transactions	50,934	42,382
Loss on foreign currency translation	271,885	226,232
Inventory valuation losses	1,794	1,492
Loss on disposal	17,683	14,714
Loss on impairment (Note 25)	132,720	110,434
Donation (Note 24)	6,529	5,432
Other	54,179	45,082
	710,531	591,222
Ordinary profit	384,017	319,534
Extraordinary gain	-	-
Extraordinary loss	-	-
Net income before income tax expenses and minority interests	384,017	319,534
Income taxes expenses	106,397	88,531

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS

for the six-month period ended June 30, 2002
(See independent accountants' review report)

	Unaudited			
	In millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
Net income before minority interests		277,620		231,003
Minority interests in loss of consolidated subsidiaries		(79,760)		(66,367)
Net income	₩	357,380	$	297,370
Earnings per share (Note 27) (In Korean Won and U.S. dollar)	₩	4,364	$	3.63

The accompanying notes are an integral part of these semi-annual statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the six-month period ended June 30, 2002
(See independent accountants' review report)

In millions of Korean Won

	Unaudited					
	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustment	Minority Interests	Total
Balance at January 1,2002	₩ 482.40 3	₩ 3,859.03 0	₩ 6,966.18 9	₩ (1,125,004)	₩ 168,17 1	₩ 10,350.78 9
Capital increase of onsolidated subsidiaries	-	(2,376)	-	-	-	(2,376)
Gain on disposal of reasury stock	-	(341)	-	-	-	(341)
Net income	-	-	357,380	-	-	357,380
rior period adjustments	-	-	3,443	-	(54)	3,389
Cumulativeeffect of ccounting policy change	-	-	717,510	-	(279)	717,231
Effect of changein ercentage of ownership f investees	-	(7,508)	1,128	-	22,206	15,826
Additional loss of minority nterests	-	-	(49,397)	-	49,397	-
Dividends	-	-	(40,842)	-	(6,145)	(46,987)
Reclassification of reasury stock	-	-	-	12,113	-	12,113
Overseas operation ranslation adjustment	-	-	-	(8,413)	35,680	27,267
Valuation gain (loss) on nvestment securities	-	-	-	1,641	(1,072)	569
Valuation gain (loss) on urrency forward contract	-	-	-	(4,558)	-	(4,558)
Other capital adjustment	-	-	-	-	2,018	2,018
Amortization of goodwill	-	-	-	-	(3,790)	(3,790)
Minority inerests in loss f consolidated ubsidiaries	-	-	-	-	(79,953)	(79,953)
Others	-	29	(2,779)	(3,277)	(578)	(6,605)
Balance at June 30,2002	₩ 482.40 3	₩ 3,848.83 4	₩ 7,952.63 2	₩ (1,127,498)	₩ 185.60 1	₩ 11,341.97 2

The accompanying notes are an integral part of these semi-annual statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

for the six-month period ended June 30, 2002
(See independent accountants' review report)

	In thousands of U.S. dollars(Note 3)					
	Unaudited					
	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustment	Minority Interests	Total
Balance at January 1,2002	$ 401,401	$ 3,211,042	$ 5,796,463	$ (936,100)	$ 139,932	$ 8,612,738
Capital increase of consolidated subsidiaries	-	(1,977)	-	-	-	(1,977)
Gain on disposal of treasury stock	-	(284)	-	-	-	(284)
Net income	-	-	297,370	-	-	297,370
Prior period adjustments	-	-	2,865	-	(45)	2,820
Cumulative effect of accounting policy change	-	-	597,030	-	(232)	596,798
Effect of change in percentage of ownership of investees	-	(6,248)	939	-	18,478	13,169
Additional loss of minority interests	-	-	(41,103)	-	41,103	-
Dividends	-	-	(33,984)	-	(5,113)	(39,097)
Reclassification of treasury stock	-	-	-	10,079	-	10,079
Overseas operation translation adjustment	-	-	-	(7,000)	29,689	22,689
Valuation gain (loss) on investment securities	-	-	-	1,366	(892)	474
Valuation gain (loss) on currency forward contract	-	-	-	(3,793)	-	(3,793)
Other capital adjustment	-	-	-	-	1,679	1,679
Amortization of goodwill	-	-	-	-	(3,154)	(3,154)
Minority interests in loss of consolidated subsidiaries	-	-	-	-	(66,528)	(66,528)
Others	-	25	(2,312)	(2,726)	(482)	(5,495)
Balance at June 30,2002	$ 401,401	$ 3,202,558	$ 6,617,268	$ (938,174)	$ 154,435	$ 9,437,488

The accompanying notes are an integral part of these semi-annual statements.

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2002
(See independent accountants' review report)

	Unaudited	
	In Millions of Korean Won	In Thousands of U.S. Dollars (Note 3)
Cash flows from operating activities :		
Net income	₩ 357,380	$ 297,370
Items not involving operating cash flows :		
Depreciation and amortization	658,905	548,266
Accrual of severance benefits	57,301	47,679
Amortization of intangibles, net	50,300	41,854
Provisions for doubtful accounts, net	1,584	1,318
Provision for repairs		
Unrealized exchange losses (gains), net	61,585	51,245
Marketable securities valuation losses (gains), net	4,511	3,753
Loss (gain) on valuation of derivatives, net	9,080	7,555
Loss (gain)on disposal of marketable securities and investment, net	(18,039)	(15,009)
Loss (gain) on disposal of property, plant and equipment, net	3,232	2,690
Impairment loss on inventories	1,794	1,492
Impairment loss on investments	3,524	2,933
Impairment loss on property, plant and equipment	132,720	110,434
Recovery of Impairment losses on investments	(1,473)	(1,226)
Equity in losses (earnings) of affiliates, net	7,419	6,174
Minority interests in losses of consolidated subsidiaries	(79,760)	(66,367)
Compensation expenses associated with stock option	8,139	6,772
Other	(8,224)	(6,845)
	892,598	742,718
Changes in operating assets and liabilities :		
Trade accounts and notes receivable	138,683	115,396
Inventories	37,697	31,367
Trade accounts and notes payable	5,196	4,324
Accrued incomes	12,372	10,294
Accounts and notes receivable	109,288	90,937
Accounts and notes payable	11,450	9,527
Accrued expenses	(22,004)	(18,309)
Income tax payable	31,576	26,274
Deferred income tax	(82,851)	(68,939)
Payment of severance benefits	(6,021)	(5,010)
Other	93,382	77,703
	328,768	273,564
Net cash provided by operating activities :	1,578,746	1,313,652

POSCO AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

for the six-month period ended June 30, 2002
(See independent accountants' review report)

	Unaudited	
	In millions of Korean Won	In Thousands of U.S. Dollars (Note 3)
Cash flows from investing activities :		
Net increase in marketable securities	(401,627)	(334,188)
Net decrease in short-term financial instruments	136,428	113,520
Net decrease in short-term loans	1,014	844
Net decrease in investment securities	25,435	21,164
Proceeds from disposal of property, plant and equipment	32,774	27,271
Acquisition of property, plant and equipment	(813,388)	(676,808)
Net decrease in long-term financial instruments	25,990	21,626
Other	(123,816)	(103,026)
Net cash used in investing activities	(1,117,190)	(929,597)
Cash flow from financing activities :		
Dividends paid	(201,317)	(167,513)
Proceeds from short-term borrowings	161,907	134,720
Proceeds from long-term debt	352,119	292,994
Reayment of long-term debt	(568,505)	(473,045)
Issuance of common stock	6,690	5,567
Acquisition of treasury stock, net	(1,483)	(1,233)
Other	(21,345)	(17,762)
Net cash used in financing activities	(271,934)	(226,272)
Effect of exchange rate changes on cash and cash equivalents	(24,969)	(20,776)
Net increase in cash and cash equivalents from changes of consolidated subsidiaries	5,010	4,168
Net increase in cash and cash equivalents	169,663	141,175
Cash and cash equivalents at January 1, 2002	403,972	336,139
Cash and cash equivalents at June 30, 2002	₩ 573,635	$ 477,314

The accompanying notes are an integral part of these semi-annual statements.

NOTES TO SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(See independent accountants' review report)

1. Consolidated companies:

The Controlling Company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates 2 plants and 2 offices in domestic areas, and 1 branch and 5 liaison offices overseas. The principal market for POSCO's products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia / Pacific region.

In accordance with a resolution of the board of directors on March 15, 2002, the Company changed its name from POHANG IRON & STEEL CO., LTD. to POSCO.

Under the Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of ₩5,000). The Company is also authorized to issue preferred stock, not to exceed 50 percent of the total authorized common shares at issuance, at ₩5,000 par value, which is non-cumulative, non-redeemable, non-voting, and convertible into common stock, no shares of which have been issued as of June 30, 2002.
As of June 30, 2002, 93,589,485 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,891,140 shares of treasury stock with the approval of the board of directors on August 25, 2001.

As of December 31, 2001, the Industrial Bank of Korea, Pohang University of Science and Technology, Nippon Steel Corporation, foreign investors and employees own 3.12%, 3.24%, 3.09%, 62.01% and 0.05% of the Company's common stock, respectively. The remaining shares are owned by the public.

Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries (collectively referred to as the "Company")

Continued ;

1. Consolidated companies, Continued;

Consolidated Subsidiaries

The following table reflects certain information on consolidated subsidiaries as of June 30, 2002 (Millions of Won).

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares			Percentage of ownership (%)(a)	Location	Percentage of ownership of subsidiaries
					POSCO	Subsidiaries	Total			
Domestic	POSCO E&C (POSEC)	Engineering and construction	₩ 710,001	68,696,136	66,932,312	-	66,932,312	97.43	Pohang	-
	Posteel Co., Ltd	Steel sales and service	290,899	18,000,000	17,155,000	-	17,155,000	95.31	Pohang	-
	POSCON Co., Ltd	Electronic control devices manufacturing	74,893	3,435,000	3,098,610	-	3,098,610	90.21	Pohang	-
	Pohang Steel Co., Ltd	Coated steel manufacturing	199,729	4,200,000	4,000,000	-	4,000,000	95.24	Pohang	
	POSCO Machinery & Engineering Co., Ltd	Steel work maintenance	28,385	1,700,000	1,700,000	-	1,700,000	100.00	Pohang	-
	POSDATA Co., Ltd	Computer hardware and software distribution	101,789	6,155,160	4,000,000	-	4,000,000	64.99	Sungnam	-
	POSCO Research Institute	Economic research and consulting	23,891	4,000,000	3,800,000	200,000	4,000,000	99.41	Seoul	POSCO E&C (1.25) POSTEEL (2.5) POSDATA(1.25)

Continued :

1. Consolidated companies, Continued;

Consolidated Subsidiaries,

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares: POSCO	Number of shares: subsidiaries	Number of shares: Total	Percentage of ownership (%)(a)	location	Percentage of ownership of subsidiaries
Domestic	Seung Kwang Co., Ltd	Athletic facilities operation	₩ 39,527	4,145,000	2,737,000	1,208,000	3,945,000	94.42	Suncheon	POSCO E&C (29.14)
	POS-AC Co., Ltd	Architecture and consultant	7,008	130,000	130,000	-	130,000	100.00	Seoul	-
	Changwon Specialty Steel Co., Ltd	Specialty steel manufacturing	360,448	30,000,000	26,000,000	4,000,000	30,000,000	99.13	Changwon	POSTEEL (6.67) POSCON (6.67)
	POSCO Machinery Co., Ltd	Machinery installation	20,451	1,000,000	1,000,000	-	1,000,000	100.00	Kwangyyang	-
	POSTECH Venture Capital Co., Ltd	Investment in ventures companies	33,150	6,000,000	5,700,000	-	5,700,000	95.00	Pohang	
	Posco Refractories & Environment (POSREC)	Manufacturing	74,894	5,907,000	3,544,200	-	3,544,200	60.00	Pohang	
Overseas	Pohang Steel America Corporation (POSAM)	Steel trading	114,334	248,284	246,529	1,755	248,284	99.97	U.S.A	POSCAN(0.71)
	Pohang Steel Austria Pty.Ltd (POSA)	Steel trading	48,858	761,775	761,775	-	761,775	100.00	Austria	-

NOTES TO SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, Continued

June 30, 2002
(See independent accountants' review report)

1. Consolidated companies, Continued;

Consolidated Subsidiaries,

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares			Percentage of ownership (%)(a)	location	Percentage of ownership of subsidiaries
					POSCO	subsidiaries	Total			
Overseas	Pohang Steel Canada Ltd (POSCAN)	Coal mining	44,604	1,099,885	-	1,099,885	1,099,885	95.31	Canada	POSTEEL(100)
	POSCO Asia Co., Ltd (POA)	Steel trading	7,943	9,360,000	9,360,000	-	9,360,000	100.00	Hongkong	-
	POSCO International Osaka, Inc (PIO)	Steel trading	8,359	800	-	800	800	95.31	Japan	POSTEEL(100)

Continued ;

1. Consolidated companies, Continued;

Consolidated Subsidiaries

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares			Percentage of ownership (%)(a)	location	Percentage of ownership of subsidiaries	
					POSCO	subsidiaries	Total				
Overseas	VSC-POSCO Steel Corporation (VPS)	Steel manufacturing	₩ 17,735	N/A	N/A	N/A	N/A	39.77	Vietnam	POSTEEL(5)	(b)
	DALIAN POSCO – CFM Coated Steel Co., Ltd	Coated steel manufacturing	38,378	N/A	N/A	N/A	N/A	54.30	China	POSTEEL(15)	(b)
	POS-Tianjin Coil Center Co., Ltd	Steel service center	11,135	N/A	N/A	N/A	N/A	67.19	China	POSTEEL(60)	(b)
	POSMETAL Co., Ltd	Steel service center	4,296	6,000	-	3,000	3,000	47.66	Japan	PIO(50)	
	Shanghai Real Estate Development Co., Ltd	Real estate rental	65,089	N/A	N/A	N/A	N/A	97.43	China	POSCO E&C (100)	(b)
	IBC Corporation	Real estate rental	11,060	N/A	N/A	N/A	N/A	58.46	Vietnam	POSCO E&C (60)	(b)
	POSLILAMA Steel Structure Co., Ltd	Steel structure fabrication and sales	(6,208)	N/A	N/A	N/A	N/A	67.99	Vietnam	POSCO E&C (60) POSTEEL(10)	(b)
	Zhangjiagang Pohang Stainless Steel Co., Ltd	Stainless steel manufacturing	158,030	N/A	N/A	N/A	N/A	82.48	China	-	(b)

1. Consolidated companies, Continued;

Consolidated Subsidiaries,

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares			Percentage of ownership (%)(a)	location	Percentage of ownership of subsidiaries	
					POSCO	subsidiaries	Total				
	SHUNDE Pohang Coated Steel Co., Ltd	Coated steel manufacturing	29,458	N/A	N/A	N/A	N/A	93.50	China	-	(b)
	POS-THAI Service Steel Center Co., Ltd	Steel service center	6,432	8,183,140	477,288	2,136,208	2,613,496	61.43	Thai	POSTEEL(52.21)	
	POSCO Venezuela Compania Anonima (POSVEN)	Steel manufacturing	(121,403)	11,200	4,480	2,240	6,720	59.27	Venezuela	POSCO E&C (10) POSTEEL(10)	
	Myanmar-POSCO Co., Ltd	Steel manufacturing	5,893	60,000	42,000	-	42,000	70.00	Myanmar	-	
	Zhangjiagang POSHA Steel Port Co., Ltd	Depot Service	8,398	N/A	N/A	N/A	N/A	77.97	China	POSCO E&C (25) Zhangjiagang phogang stainless steel(65)	(b)
	POSCO Investment Co., Ltd	Finance	29,417	2,000,000	2,000,000	-	2,000,000	100.00	China		

(a) Percentage of ownership is the sum of direct and indirect percentage of ownership.
(b) These companies are not stock companies, therefore, they do not have outstanding stocks.

NOTES TO SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, Continued

June 30, 2002

(See independent accountants' review report)

1. Consolidated companies, Continued;

Consolidated Subsidiaries.

Subsidiaries excluded from the consolidated financial statements as of June 30, 2002 are as follows(Millions of Won) :

Classification	Company name	Primary business	Shareholders' equity	Number of issued stock	Number of shares			Percentage of ownership (%)(a)	location	Percentage of ownership of subsidiaries	
					POSCO	subsidiaries	Total				
Domestic	MIDUS Information Technologic Co., Ltd	Engineering	₩ 4,817	334,200	-	866,190	866,190	25.92	Seoul	POSCO E&C (25.92)	(b)
	CogNotec Korea Co., Ltd	IT Solution	736	200,000	-	80,000	80,000	40.00	Seoul	POSDATA(40)	(b)
Overseas	PT. POSNESIA Stainless Steel Industry	STS/CR	16,432	42,320,000	29,610,000	-	29,610,000	70.00	Indonesia	-	(c) (d)
	POSEC-HAWAII Inc	Construction	9,651	N/A	N/A	N/A	N/A	97.43	Hawaii	POSCO E&C (100.00)	(c) (d) (e)
	POSVINA Co., Ltd	Steel manufacturing	5,082	N/A	N/A	N/A	N/A	50.00	Vietnam	-	(b) (e)

(a) Percentage of ownership is the sum of direct and indirect percentage of ownership
(b) Amount of total assets as of the previous period was less than ₩ 7 billion
(c) As of June 30, 2002, the companies were in liquidation or had been dormant for over 1 year.
(d) Shareholders' equity as of December 31, 2001
(e) These companies are not stock companies, therefore, they do not have outstanding stocks.

Continued :

1. Consolidated companies, Continued;

Equity Method Investees -

The following table sets forth certain information with regard to investees consolidated using the equity-method of accounting as of June 30, 2002 (Millions of Won).

Classification	Company name	Primary business	Shareholders' equity	Number of shares			Percentage of ownership (%)(a)	Percentage of ownership of subsidiaries	
				POSCO	subsidiaries	Total			
Domestic	The Korea Daily News	Newspaper	₩ 62,097	1,863,949	-	1,863,949	22.41		
	eNToB	E-business	11,043	560,000	180,000	740,000	21.82	POSDATA and others (6)	
Overseas	KOBRASCO	PELLET	4,684	1,997,914,774	-	1,997,914,774	50.00		
	Fujiura Butsuryu Center Co., Ltd	Warehousing	2,084	-	600	600	30.00	PIO(30)	(b)
	USS –POSCO Industries(UPI)	Material Processing	229,991	N/A	N/A	N/A	49.99	POSAM(50)	(b)

Continued :

1. Consolidated companies, Continued;

Equity Method Investees -

Classification	Company name	Primary business	Shareholders' equity	Number of shares			Percentage of ownership (%)(a)	Percentage of ownership of subsidiaries	
				POSCO	subsidiaries	Total			
	Suzhou Dongshin Color Metal Sheet Co., Ltd	Coloring	10,931	N/A	N/A	N/A	28.59	POSTEEL(30)	(b)
	POSCHROME	Fe-Cr	16,130	21,675	-	21,675	25.00		
	Shunde Xingpu Steel Center Co., Ltd	Industrial Processing	12,943	N/A	N/A	N/A	20.51	POSTEEL(10.50)	(b)
	POS-HYUNDAI	Industrial Processing	4,481	2,345,560	4,573,838	6,919,398	29.50	POSTEEL(19.50)	

(a) Percentage of ownership is the sum of direct and indirect percentage of ownership
(b) These companies are not stock companies, therefore, they do not have outstanding stocks.

Continued :

2. Summary of Significant Accounting Policies :

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below :

Basis of Semi-annual Consolidated Financial Statements Presentation

POSCO and its domestic subsidiaries maintain their official accounting records in Korean Won and prepare statutory non-consolidated financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are not intended for use by for those who are not informed about Korean accounting principles and practices.

The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded description) from the Korean language consolidated financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the POSCO and its domestic subsidiaries' financial position, result of operations or cash flows, is not presented in the accompanying consolidated financial statements.

The preparation of financial statement requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Continued :

2. Summary of Significant Accounting Policies , Continued:

Cash and Cash Equivalents and Short term Financial Instruments

Cash and cash equivalents include cash on hand and in bank accounts with original maturity of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities

Marketable equity and debt securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method or weighted average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations (see "POSCO and its subsidiaries' significant accounting policies).

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibles of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or market value, cost being determined by the moving average method or weighted average method, except for materials in transit which are stated at actual cost as determined by the specific identification method (see "POSCO and its subsidiaries' significant accounting policies).

Continued :

2. Summary of Significant Accounting Policies , Continued:

Investments in equity in Affiliated Companies & Other Investments

All investments in equity and debt securities are initially carried at cost, including incidental expenses. The subsequent accounting for investments by the type of security is as follows.

Investments in marketable equity securities of non-controlled investees, classified as other investments, are carried at fair value. Temporary changes in fair value are accounted for in the capital adjustment account, a component of shareholders' equity. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustment account.

Investments in non-marketable equity securities of non-controlled investees, classified as other investments, are carried at cost, except for declines in the Company's proportionate ownership of the underlying book value of the invested company which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investments.

Investments in equity securities of companies over which the Company exerts significant control or influence, classified as equity investments in subsidiaries and affiliated companies, are recorded using the equity method accounting. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the invested company are amortized over 5 years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the invested company as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the invested company.

Investments in debt securities are recorded at acquisition cost. Discounts and premiums of debt securities, purchased for the purpose of holding to maturity, are amortized over the redemption periods of the debt securities using the effective interest rate method and charged to current operations. Declines in fair value of the debt securities anticipated to be permanent are recorded in current operations, and subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Continued :

2. Summary of Significant Accounting Policies , Continued:

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for upward revaluations in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment.

The estimated useful lives of property, plant and equipment are as follows:

Classification	Estimated useful lives (years)
Buildings and structures	20 ~ 40
Machinery and equipment	8
Tools	4
Vehicles	4
Furniture an fixtures	4

The Company capitalizes interest costs, discount expenses and other finance charges, including certain foreign exchange translation gains and losses on the borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition as part of the cost of such assets.

Routine maintenance and repairs are charged to expense as incurred. Expenditures with enhance the value or extend the useful life of the related assets are capitalized.

Continued :

2. Summary of Significant Accounting Policies, Continued:

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the useful lives as described below.

Classification	Estimated useful lives (years)
Goodwill, net	5~20
Intellectual property rights	5~10
Port's facilities usage right	2~37
Land usage right	40
Others	4~20

Discounts and Premiums on Debentures

The difference between the face amount and the proceeds upon issuance of debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Valuation of Assets and Liabilities at Present Value

Assets acquired and liabilities incurred through long-term installment transactions and accounts and notes receivable under rescheduled debt payments approved by the judicial courts are stated at present value.

Income Tax Expense

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. In conformity with tax laws, the provision for income taxes of 13 subsidiaries, including overseas subsidiaries, is based on corporate income tax currently payable.

Continued ;

2. Summary of Significant Accounting Policies, Continued:

Accrued Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with POSCO or most of all its subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment as of the balance sheet date

In conformity with related regional laws and regulations of companies, accrued severance benefit of 3 overseas subsidiaries, including POSAM, represent the amount which would be payable upon termination of employment of all eligible employees and directors

A portion of the accrued severance benefits of the domestic companies are funded through a group severance insurance plan. And the amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Reserve for Repairs

The Company reserved allowance for special repairs of various furnaces based on their replacement cost, adjusted for future inflation rate over the 15-year replacement cycle of the furnaces. However, during the six-month period ended June 30, 2002, in accordance with the Company's new corporate accounting standards, the Company reversed previously reserved allowance to the beginning balance of retained earnings (Note 19).

Continued :

2. Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation -

POSCO and its domestic subsidiaries maintain their accounting records in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated into Korean Won at ₩1,201.8 to US$1 , the market average rate of exchange, as determined by the Bank of Korea based on currency transactions occurring on the day immediately prior to the balance sheet date, as of June 30, 2002.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company's overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average exchange rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operation translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

Derivative Instruments

The Company and its subsidiaries enter into derivatives transactions to hedge against financial risks. Derivatives are classified into; cash flow hedge, hedge for fluctuation of fair market value caused by translation and only acquisition of gains. Other investments represent the fair market value of the net assets or liabilities related with derivatives transactions. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fair market value, unrealized holding gains and losses are recorded in the statement of earnings. And, if the contract is expired, the gains and losses on transaction are represented in the statement of earnings in case of hedge for fair market value and are offset with purchasing price of inventories in case of hedge for cash flow.

Continued :

2. Summary of Significant Accounting Policies, Continued:

Earnings Per Share

Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stocks), which were 81,900,640 shares for the six-month period ended June 30, 2002.

Continued ;

2. Summary of Significant Accounting Policies, Continued :

POSCO and its subsidiaries' Significant Accounting Policies

Company name	Marketable securities	Inventories	Depreciation of Property and Equipment
POSCO	Moving average method	Moving average method	Straight line method
POSCO E&C	Weighted average method	Specific identification method, Moving average method	Straight line method
Posteel Co., Ltd	Weighted average method	Moving average method	Straight line method
POSCON Co., Ltd	Moving average method	Moving average method	Straight line method
Pohang Steel Co., Ltd	Moving average method	Weighted average method	Straight line method
POSCO Machinery & Engineering Co., Ltd	Weighted average method	Specific identification method, Moving average method	Straight line method
POSDATA Co., Ltd	Moving average method	Moving average method	Straight line method
POSCO research institute	N/A	N/A	Straight line method
Seung Kwang Co., Ltd	Specific identification method	First in First out	Straight line method
POS-AC Co., Ltd	Moving average method	N/A	Declining balance method
Changwon sepecially steel Co., Ltd	Specific identification method	Moving average method	Straight line method
POSCO Machinery Co., Ltd	Weighted average method	Moving average method	Straight line method
POSTECH venture capital Co., Ltd	Moving average method	N/A	Declining balance method
Pohang Steel America Corporation (POSAM)	N/A	Moving average method	Straight line method
Pohang Steel Austria Pty.Ltd (POSA)	Weighted average method	Weighted average method	Straight line method
Pohang Steel Canada Ltd (POSCAN)	N/A	Weighted average method	Straight line method
POSCO Asia Co., Ltd (POA)	N/A	N/A	Declining balance method

Continued :

2. Summary of Significant Accounting Policies , Continued :

POSCO and its subsidiaries' Significant Accounting Policies

Company name	Marketable securities	Inventories	Depreciation of Property and Equipment
POSCO International Osaka, Inc (PIO)	Moving average method	Weighted average method	Straight line method
VSC-POSCO Steel Corporation (VPS)	N/A	Moving average method	Straight line method
Pohang Steel Canada Ltd (POSCAN)	N/A	Weighted average method	Straight line method
DALIAN POSCO - CFM coasted steel Co., Ltd	N/A	Moving average method	Straight line method
POS-Tianjin coil center Co., Ltd	N/A	Specific identification method, Moving average method	Straight line method
POSMETAL Co., Ltd	N/A	Moving average method	Straight line method
Shanghai real estate development Co., Ltd	N/A	N/A	Straight line method
IBC Corporation	N/A	Specific identification method	Straight line method
POSLILAMA Steel Structure Co., Ltd	N/A	Moving average method	Straight line method
Zhangjiagang Pohang stainless steel Co., Ltd	N/A	Moving average method	Straight line method
SHUNDE Pohang coated steel Co., Ltd	Weighted average method	Moving average method	Straight line method
POS-THAI Service Steel Center Co., Ltd	N/A	Moving average method	Straight line method
POSCO Venezuela Compania Anonima (POSVEN)	N/A	N/A	Straight line method
Myanmar-POSCO Co., Ltd	N/A	Moving average method	Straight line method
Zhangjiagang POSHA Steel port Co., Ltd	N/A	Moving average method	Straight line method
POSCO Investment Co., Ltd	N/A	N/A	Straight line method

3. United States Dollar Amount:

The U.S Dollar amounts are provided herein a supplementary information solely for the convenience of the reader. Won amounts in the financial statements for the period ended June 30, 2002 are expressed in U.S. Dollars at the rate of ₩1,201.8:US$ 1, the rate in effect on June 30, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States and should not be construed as a representation that the Won amounts shown could be readily converted, realized or settled in U.S. Dollars at this or any other rate.

4. Cash and Cash Equivalent and Short-term and Long-term Financial Instruments :

Cash and cash equivalents, and short-term and long-term financial instruments at June 30, 2002 consist of the following :

	Annual interest Rates(%)	In Millions of Won
Cash and cash equivalents		
Cash on hand and in bank	-	₩ 77,625
Checking accounts	-	75,170
Time deposits	2.5	2,548
Others	1.1 ~ 5.0	418,292
		573,635
Short-term financial instrument		
Installment accounts	8 ~ 8.5	2,487
Time deposits	4.4 ~ 6.3	231,736
Corporate Insurance	-	25,000
Specific money deposits	5.4 ~ 5.7	15,000
Saving insurance	5.6	3,732
Others	1.1 ~ 5.0	18,042
		295,997
Long-term financial instrument		
Installment accounts	5.1 ~ 8.5	5,772
Trust deposits	-	122
Saving insurance	5.7	1,940
Others	1.1 ~ 5.0	935
		8,769
Other assets		
Group severance insurance deposits		256
		₩ 878,657

Continued :

4. Cash and Cash Equivalent and Short-term and Long-term Financial Instruments :

As of June 30, 2002, bank deposits of ₩51,679 million are pledged as collateral for certain short-term and long-term borrowings and are subject to restrictions on withdrawal (see Notes 12 and 13). The bank deposits pledged and restricted to withdrawal as of June 30, 2002 comprise the following :

	In Millions of Won	
Bank deposits for checking accounts	₩	122
Collateral for short-term and long term borrowings		38,951
Collateral for prepayment received for construction contracts		10,556
Safety guarantees		452
Employees' welfare insurance deposits		483
Collateral for execution of contract		1,115
	₩	51,679

5. Marketable Securities :

Marketable securities as of June 30, 2002 consist of the following :

	In Millions of Won	
Beneficiary certificates	₩	366,956
Government and public bonds		24,895
Money market fund		560,532
	₩	952,383

6. Trade Accounts and Notes and Other Accounts and Notes Receivable :

Trade accounts and notes, and other accounts and notes receivable, and their provision for doubtful accounts as of June 30, 2002 are as follows :

		In Millions of Won
Current Assets		
Trade accounts and notes receivable	₩	1,583,269
Less : Allowance for doubtful accounts		24,111
Present value discount		198
		1,558,960
Other accounts and notes receivables		196,077
Less : Allowance for doubtful accounts		2,064
		194,013
	₩	1,752,973

At June 30, 2002, trade accounts and notes receivable and others of ₩ 50,007 million are pledged as collateral for various borrowings from financial institutions (see Notes 12 and 13).

Continued ;

6. Trade Accounts and Notes and Other Accounts and Notes receivable , Continued :

		In Millions of Won
Non-current Assets		
Long-term loans	₩	132.540
Less : Allowance for doubtful accounts		3.021
Present value discount		132
		129.387
Long-term trade accounts and notes receivables		90.530
Less : Allowance for doubtful accounts		14.497
Present value discount		20.817
		55.216
	₩	184.603

Accounts which are valued at present value under rescheduled payment and long-term installment transactions are as follows :

	Accounts	Millions of Won: Face value	Discount	Weighted average borrowing rate
Long-term installment transactions	Long-term trade receivables	₩ 504	₩ 132	7.54~8.42
Rescheduled	Long-term trade receivables	68,080	21,014	7.54~9.95
		₩ 68,584	₩ 21,146	

The Company recorded discounts on accounts receivable and accounts payable using the Company's weighted average borrowing rate incurred as of the nearest date of the Company's period end.

7. Inventories:

Inventories as of June 30, 2002 consist of as follows :

		In Millions of Won
Finished goods	₩	296,269
By-product		2,699
Semi-finished goods		382,940
Raw materials		388,485
Materials in transit		285,599
Others		352,009
	₩	1,708,001

8. Investment Securities:

Investment securities as of June 30, 2002 consist of the following :

Equity securities

	Percentage of ownership (*)	In Millions of Won		
		Acquisition cost	Fair market value	Book value
Investments in publicly traded companies				
Hanil Iron Steel Co.,Ltd	9.95%	₩ 4,021	₩ 3,507	₩ 3,507
MoonBae Steel Co.,Ltd	9.02%	3,588	1,350	1,350
Chohung Bank	0.03%	3,757	758	758
Hana Bank	3.39%	29,998	79,422	79,422
Korea Investment Corporation	1.30%	588	190	190
SK Telecom	6.50%	1,657,348	1,561,732	1,561,732
Samjung Steel Industry Co.,Ltd	9.00%	2,714	2,023	2,023
DongYang Steel Pipe Co.,Ltd	2.48%	3,911	1,181	1,181
Nippon Steel Corporation	2.17%	285,102	277,775	277,775
Treasury Stock Fund(KITC)	7.90%	2,539	2,619	2,619
Treasury Stock Fund(DITC)	8.35%	2,226	2,969	2,969
Treasury Stock Fund(HITC)	8.53%	1,823	2,677	2,677
Treasury Stock Fund(HITC)	13.25%	5,393	4,549	4,549
Dong Yang	0.02%	345	32	32
DIGITEL	8.12%	402	107	107
Viable Korea	0.12%	308	78	78
Hanshin Construction Co., Ltd	0.01%	3	1	1
		₩ 2,004,066	₩ 1,940,970	₩ 1,940,970

Continued ;

8. Investment Securities , Continued:

Investment securities as of June 30, 2002 consist of the following :

Equity securities

	Percentage of ownership(*)	In Millions of Won		
		Acquisition cost	Fair market value	Book value
Investments in non-publicly traded companies				
KiHyup Technical	10.34%	₩ 3,000	₩ 3,296	₩ 3,000
Dakyung	19.00%	8,930	3,243	8,930
Chunnam Professional Soccer Corporation	13.20%	99	131	99
Pohang Professional Soccer Corporation	16.67%	200	186	200
Keoyang shipping	0.88%	780	749	780
Powercomm	3.00%	246,000	23,877	246,000
Poshome	3.69%	50	29,369	50
Korea economic news	0.46%	309	188	309
Korea Steel news	2.67%	20	59	20
Global Unity Ltd	13.33%	710	1,116	710
SK IMT	12.00%	192,002	195,242	192,002
The Siam United Steel	10.00%	26,640	4,853	26,640
Vinapipe	10.60%	290	328	290
Others		102,610	-	99,816
		581,640		578,846
		₩ 2,585,706		₩ 2,519,816

Continued ;

8. Investment Securities , Continued:

Investment securities as of June 30,2002 consist of the following :

Subsidiaries and affiliates companies' securities

	Percentage of ownership(*)	In Millions of Won		
		Acquisition cost	Fair market value	Book value
Equity method securities				
Korea Daliy News (**)	22.40%	₩ 19,999	₩ 13,910	₩ 14,636
eNtoB Corporation (**)	21.82%	3,700	2,410	2,617
KOBRASCO (**)	50.00%	32,950	2,342	2,087
Fujira Butsuryu Center Co., Ltd.	28.59%	632	596	580
USS-POSCO Industries (**)	49.99%	234,293	114,973	114,996
Suzhou Dongshin Color Metal Sheet Co., ltd.	28.59%	2,547	3,125	3,182
POSCHROME (**)	25.00%	4,859	4,032	3,789
Shunde Xingpu Steel Center Co., Ltd. (**)	20.51%	1,852	2,655	2,552
POS-HYUNDAI (**)	28.58%	3,136	1,281	1,271
		303,968	145,324	145,710
Cost mehod securities				
PT-Posnesia (***)	70.00%	9,474	11,502	9,474
PT.KS-Posco (***)	40.00%	6,786	-	-
Posvina (****)	50.00%	1,527	2,541	1,527
Posec-Hawaii Inc (***)	97.43%	18,878	9,403	10,133
MIDUS IT. (****)	25.23%	433	1,215	433
CorgNotec Korea Co., Ltd (****)	26.00%	400	191	400
		37,498	24,852	21,967
		₩ 341,466	₩ 170,176	₩ 167,677

(*) Percentage of ownership is the sum of direct and indirect percentage of ownership.
(**) Book value is determined based on unaudited financial statements.
(***) As of June 30, 2002, the Companies were in liquidation or had been dormant for over 1 year. So, the companies are excluded from securities in equity method.
(****) Total asset amount of the Company in previous year was less than ₩7 billion.

Continued ;

8. Investment Securities , Continued:

Others

	Percentage of ownership	In Millions of Won	
		Acquisition cost	Recorded book value
Government and municipal bonds	-	₩ 11.525	₩ 11.525
Financial bonds of Industrial Bank of Korea	-	130,138	165.893
Stock Market Stabilization Fund	1.15	8,695	7,545
Others		25,302	25,302
		₩ 175,660	₩ 210,265

As of June 30, 2002, investments in 5 affiliate companies, including Posvina, were accounted for using the cost method due to certain entities being in liquidation process or due to immaterial effect on the accompanying consolidated financial statements.

In addition, as of June 30, 2002, ₩ 63,061 million of declines in fair value of invested marketable securities, net of ₩ 35 million attributed to minority interest, was charged to other capital adjustments as losses on valuation of investments.

9. Property, Plant and Equipment:

Property, plant and equipment as of June 30, 2002 consist of as follows :

	In Millions of Won	
Buildings and structures	₩	4,683,326
Machinery and equipment		17,645,019
Tools		290,778
Vehicles		145,614
Furniture and fixtures		166,953
		22,931,690
Less : Accumulated depreciation		(15,202,618)
		7,729,072
Land		1,260,243
Construction in progress		1,401,612
	₩	10,390,927

At June 30, 2002 value of land owned by POSCO and its subsidiaries based on the posted price issued by the Korean tax authority is ₩2,607,994 million.

At June 30, 2002, depreciable assets are insured against fire and other casualty losses, and business interruption losses of up to ₩4,348,030 million.

During 2000, Pohang Steel Co., Ltd. and Changwon Specialty Steel Co., Ltd. revaluaed their fixed assets, and gain on asset revaluation amounted to ₩100,127 million. Asset revaluation surplus amounting to ₩60,954 million was recorded, net of revaluation tax and net operating loss absorption.

At June 30, 2002, POSDATA has recorded ₩6,143 million of capital lease assets acquired through the lease finance business and the related assets and liabilities are recorded in the balance sheet (Note 14).

At June 30, 2002, a certain portion of the Company's property, plant and equipment, up to a maximum of ₩164,146 million, is pledged as collateral for various borrowings from financial institutions (see Notes 12 and 13).

10. Intangible Assets:

Intangible assets, net of accumulated amortization, as of June 30, 2002 consist of the following :

		In Millions of Won
Goodwill, net	₩	52,401
Intellectual property rights		286
Port's facilities usage right		142,043
Organization costs		8,520
Development costs		30,283
Land usage right		41,131
Others		189,018
	₩	463,682

In addition, research and development costs charged to cost of goods sold and sales and administrative expenses for the six-month period ended June 30, 2002 amounted to ₩ 26,734 million and ₩ 8,998 million, respectively. Impairment loss amounting to ₩ 4 million was recognized during the six-month period ended June 30, 2002.

11. Other Assets:

Other assets as of June 30, 2002 consist of the following :

		In Millions of Won
Other current assets		
Advance payments	₩	17,178
Prepaid expenses		19,135
Others		45,385
		81,698
Other non-current assets		
Group severance insurance deposits		256
Others		81,908
		82,164
	₩	163,862

12. Short-term Borrowings:

Short-term borrowings at June 30, 2002 consist of the following :

	Annual interest rates(%)	In Millions of Won	
Short-term borrowings of domestic subsidiaries			
Short-term borrowings in local currency	4.75 ~ 6.11	₩	1 74,412
Short-term borrowings of foreign subsidiaries			
Bank overdraft	8.25		234
Short-term borrowings in foreign currency	0.58 ~ 5.85 LIBOR+1.1		658,738
			658,972
			833,384
Current portion of long term debt, net of present value discount	0.75~10.31 LIBOR+0.45~1.1		1,204,108
		₩	2,03 7,492

Certain bank deposits, and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3 and 9).

13. Long-term Debt:

Long-term debt at June 30, 2002 consists of the following :

	Reference	In Millions of Won	
Local currency loans	(A)	₩	29, 500
Foreign currency loans, in Won equivalents	(B)		798,393
Debentures	(C)		4,432,753
			5,260,646
Less : Current maturities			(1,203,894)
Discount on debentures issued			(28,347)
		₩	4,208,405

13. Long-term Debt , Continued:

Certain bank deposits, and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3 and 9). In addition, certain foreign currency bank loans contracted prior to July 1987, amounting to ₩ 15,172 million as of June 30, 2002, are covered by guarantees issued by Korea Development Bank and certain bank loans amounting to ₩7,020 million are covered by guarantees issued by State Bank of Vietnam

Discounts on debentures issued are amortized over the life of the debentures using the effective interest rate method.

(A) Loans in local currency at June 30, 2002 consist of the following :

	Annual interest rates (%)	In Millions of Won	
Korean Development bank	1.00 ~ 9.90	₩	29,500
Less : Current portion			(2,106)
		₩	27,394

(B) Loans in foreign currency in Won equivalent at June 30, 2002 consist of the following :

	Annual interest rates(%)	In Millions of Won	
Export-Import bank of Korea	8.28	₩	7,020
Korea development bank	3.30 ~ 5.63		6,461
Foreign banks and others			784,912
			798,393
Less : Current portion			(160,903)
		₩	637,490

Continued :

13. Long-term Debt , Continued:

(C) Debentures at June 30, 2002 consist of the following :

	Annual interest rates (%)		In Millions of Won
Offshore loans	4.48~9.00	₩	2,150,000
Yankee bonds	6.63~7.50		1,248,140
Samurai bonds	1.44~1.84		803,608
Others	5.00~10.31		231,005
Floating rate notes	-		-
			4,432,753
Less : Current portion			(1,040,885)
Discount on debentures issued			(28,347)
		₩	3,363,521

Maturities of long-term debt outstanding, excluding premiums and discounts on debentures, at June 30, 2002 are as follows :

	In Millions of Won			
	Debentures	Loans in local currency	Loans in foreign currency	Total
2003 .7 ~ 2004.6	₩ 1,202,063	₩ 1,854	₩ 63,806	₩ 1,267,723
2004 .7 ~ 2005.6	969,785	1,656	480,806	1,452,247
2005 .7 ~ 2006.6	707,353	1,618	25,363	734,334
2006 .7 ~ 2007.6	512,667	1,071	19,972	533,710
2007 .7 ~ thereafter	-	21,195	47,543	68,738
	₩ 3,391,868	₩ 27,394	₩ 637,490	₩ 4,056,752

14. Capital lease and Operating Lease Agreement:

(a) Capital Lease

As of June 30, 2002, the Company leases certain tools and equipment under capital lease agreements (acquisition cost of ₩6,143million) with a leasing company. The related assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease term. For the six-month period ended June 30, 2002, depreciation expense for capital leases was ₩768 million.

Maturities of capital leases at June 30, 2002 are as follows :

	Total	Interest	Principal
2003 .7～2004.6	₩ 1,716	₩ 63	₩ 1,653
2004 .7～2005.6	143	1	142
	₩ 1,859	₩ 64	₩ 1,795

(b) Operating Lease

As of June 30, 2002, the Company leases certain tools and equipment under operating lease agreements with a leasing company. The Company charges the related rent expenses to current operations as incurred. The schedule of future operating lease payments is as follows :

Maturities of operating lease as of June 30, 2002 are as follows :

	In Millions of Won
2002 .7～2003.6	₩ 1,345
2003 .7～2004.6	7,598
2004 .7～2005.6	4,408
2005 .7～2006.6	391
	₩ 13,742

15. Accrued Severance Benefits:

Accrued severance benefits as of June 30, 2002 consist of following :

		In Millions of Won
Accrued severance benefits	₩	201,126
Less : National Pension funds		(2,157)
Less : Severance insurance funds		(77,929)
	₩	121,040

16. Other liabilities:

Other liabilities as of June 30, 2002 consist of the following:

		In Millions of Won
Other current liabilities		
Advance receipt	₩	25 7,745
Unearned revenue		1,579
Other		65,639
		324,963
Other long term liabilities		
Reserve for liabilities		10,571
Other		106,798
		117,369
	₩	44 2,332

17. Commitments and Contingencies:

As of June 30, 2002 contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

Warrantees	In Millions of Won	Financial institution	Details
POSVEN	₩ 31,968	Raytheon	Facility Loan
KOBRASCO	32,054	Citibank and others	Borrowings
VPS	3,454	Credit Lyonnais	Facility Loan
POSAM	96,144	Bank of America	Operating fund
POS-HUNDAI	346	India Development Bank and others	Facility Loan
POS-Investment	132,255	Sumitomo Bank and others	Borrowings
Zhangjiagang Pohang Stainless Steel Co., Ltd.	26,943	China Bank	Facility Loan
IBC	77,383	Woori Bank	Operating and facility Fund
Shanghai Real Estate Development Co., Ltd.	59,657	Hana Bank	Operating and facility Fund
PIO	100,451	Exchange Bank and others	Operating fund
POS-Tianjin Coil Center Co., Ltd.	6,370	Shinhan Bank	Operating and facility Fund
POS-THAI	8,077	Sumitomo Bank and others	Operating fund
Suzhou Dongshin Color Metal Sheet Co., Ltd.	6,912	Woori Bank	Operating fund
Fujiura Butsuryu Center Co., Ltd.	704	Exchange Bank	Borrowings
POS-HYUNDAI	1,105	India Development Bank	Facility Loan
	₩ 583,823		

As of June 30, 2002, POSCO and POSCO E&C has provided repayment guarantees of loans amounting to ₩214,486 million for 10 Korean companies.

As of June 30, 2002, POSCO has provided 16 blank promissory notes to the Bank of China and other financial institutes, and a bank promissory note of ₩16, 211 million to Korea Housing Guarantee Co., Ltd. for outstanding loans.

Continued:

POSCO AND SUBSIDIARIES

NOTES TO SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, Continued

17. Commitments and Contingencies, Continued:

Notes discounted with banks, on which the Company remains contingently liable, amounted to ₩20,906 million as of June 30, 2002. The Company does not expect to incur any material losses in connection with the above items.

POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 20 years and provide for periodic price adjustments to then-market price. At June 30, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under such long-term contracts.

POSCO has guaranteed usage of bulk carriers (with a total weight of 1,646 thousand dead weight ton) with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

The Company is a major defendant in 9 separate law suits amounting to ₩119,575 million. These litigations are pending as of June 30, 2002. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

18. Capital surplus:

Capital surplus as of June 30, 2002 is as follows :

		In Millions of Won
Asset revaluation surplus	₩	3,240,018
Paid-in capital in excess of par value		478,198
Gain on capital reduction		9,742
Other		120,876
	₩	3,848,834

19. Retained Earnings:

Retained earnings as of June 30, 2002 consist of the following :

	Reference		In Millions of Won
Appropriated			
Legal reserve	(A)	₩	241,202
Reserve for business rationalization	(B)		-
Other legal reserve	(C)		1,573,166
Voluntary reserve			5,102,023
Unappropriated			1,036,241
		₩	7,952,632

(A) The Korean commercial code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any.

Continued :

19. Retained Earnings, Continued:

(B) Pursuant to the Korean Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the reduction of income taxes resulting from various tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net gain on sale of property, plant and equipment and 10% of net earnings for each year until the Company's net worth equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) In accordance with the Company's new corporate accounting standards, the Company reversed previously recorded amounts of reserve for repairs during the six-month period ended June 30, 2002. The effect of these accounting changes increased the beginning balance of retained earnings by ₩717,510 million, and net income for the current period by ₩15,221 million.

(E) The Company recognized losses amounting to ₩ 51,435 million for the six-month period ended June 30, 2002 for losses in an excess of investments of minorities in POSLILAMA Steel Structure Co., Ltd. and POSCO Venezuela Compania Anonima, consolidated subsidiaries of the Company.

20. Capital Adjustment:

Capital surplus as of June 30, 2002 consists of the following :

		In Millions of Won
Treasury stock	₩	(1,173,291)
Discount on stock issuance		(18)
Valuation gain on investment securities		(80,808)
Overseas operations translation adjustment		130,525
Other		(3,906)
	₩	(1,127,498)

As of June 30, 2002, the Company holds 11,662,856 shares of treasury stock.

21. Stock Option Plan:

On June 23, 2001 and April 27, 2002, the Company granted stock options to the executive officers of the Company in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows :

	June 23, 2001	April 27, 2002
Number of Grantees	38	6
Exercise price/share	₩98,400	₩135,800
Number of shares	498,000 (0.52% of total common stock issued)	60,000 (0.06% of total common stock issued)
Exercise period	June 24, 2004 ~ June 23, 2008	April 28, 2004 ~ April 27, 2009
Method	Cash or stock compensation for the difference between exercise price and fair market value of the option	Cash or stock compensation for the difference between exercise price and fair market value of the option

The Company measured and recognized the stock compensation expense by applying the intrinsic value method. Accordingly, the Company recognized stock compensation expense of ₩8,319 million as selling, general and administrative expense for the six-month period ended June 30, 2002, and recorded ₩11,443 million as deferred compensation expense.

22. Derivatives:

Swaps

The Company has entered into cross currency swap agreements with financial institutions to reduce interest rate and currency risk. Swap contracts as of June 30, 2002 are as follows :

	Maturity	The amount of transaction		Annual interest rate(%)	
		Receive	Pay	Receive	Pay
Societe Generale	2002.3.19 ~ 2004.7.15	$ 74,000,000	¥ 9,725,080,000	7.13	2.93
CitiBank	〃	50,000,000	6,572,500,000	〃	〃
Credit Lyonnais	〃	50,000,000	6,570,000,000	〃	〃
		$ 174,000,000	¥22,867,580,000		

Valuation gains and losses on currency swap transactions for the six-month period ended June 30, 2002 are as follows :

	In Millions of Won
Losses on currency swap valuation	₩ (15,816)

As of June 30, 2002 the Company has entered into forward currency contracts (long position of USD and short position of JPY) to hedge fluctuation risk of future cash flows. Forward contracts as of June 30, 2002 are as follows:

	Maturity	Transaction amount		Contracted exchange rate	Exchange rate at June 30, 2002
		Receive	Pay		
Credit Agricole Indosuez	2002.4.15 ~ 2002.10.31	$ 6,914,556.69	¥ 900,000,000	130.16	119.60
ING	2002.4.15 ~ 2002.7.31	11,454,753.72	1,500,000,000	130.95	119.64
Deutsche Bank	2002.4.15 ~ 2002.9.30	7,663,422.00	1,000,000,000	130.49	119.10
Bank of America	2002.4.15 ~ 2002.8.30	7,647,598.65	1,000,000,000	130.76	119.28
		$ 33,680,331.06	¥ 4,400,000,000		

Continued :

22. Derivatives, Continued:

Forward currency contracts

Valuation gains and losses on forward transactions for the six-month period ended June 30, 2002, included in capital adjustments, are as follows :

	In Millions of Won
Losses on forward valuation	₩ (3.906)

As of June 30, 2002, the above forward currency contracts all matured and realized gains on transactions were ₩652 million for the six-month period ended June 30, 2002.

As of June 30, 2002, the forward contracts entered into by the Company's subsidiaries, Posteel Co., Ltd, POSCO E&C, Posco Refractories & Environment, and Pohang Steel Co., Ltd., are as follows :

	Posteel Co., Ltd	POSCO E&C	Posco Refractories & Environment	Pohang Steel Co., Ltd
Transaction Purpose	Fair market value risk hedge	Fair market value risk hedge	Fair market value risk hedge	Acquisition of gains
Financial Institution	Hanmi Bank	CitiBank	Korea Development Bank	Shinhan Bank
	In Millions of Won	In Millions of Won	In Millions of Won	In Millions of Won
Gains on currency forward valuation	₩ -	₩ 1,892	₩ 10	₩ 5,202
Losses on currency forward valuation	-	-	-	309
Gains on currency forward transaction	13	2	20	3,569
Losses on currency forward transaction	2	49	7	-

23. Selling, General and administrative expenses:

Selling, general and administrative expenses for the six-month period ended June 30, 2002 consists of the following :

		In Millions of Won
Salaries	₩	63,272
Severance benefits		7,887
Welfare		26,426
Travel		7,160
Utilities		822
Communications		1,800
Taxes and public dues		3,895
Subscriptions and printing		1,314
Rent		5,528
Depreciation and amortization		34,533
Vehicle expenses		2,841
Fees and charges		27,303
Insurance		507
Entertainment		3,740
Research and development expenses		18,204
Repairs		4,142
Training		4,473
Membership fees		2,945
Office supplies		4,363
Freight		198,782
Provision for doubtful accounts		2,574
Sales promotions		2,444
Advertising		19,919
Other		26,770
	₩	471,644

24. Donations:

Donations of the Company for the six-month period ended June 30, 2002 consist of the following:

	In Millions of Won	
POSCO Educational Foundation	₩	5,000
Supporting local community and others		1,529
	₩	6,529

25. Impairment loss on fixed assets:

Construction in progress, included in fixed assets, includes capital investments in construction of Kwangyang No2 Minimill. By the resolution of the Board of Directors at a meeting held in May 1998, construction of the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia pacific region. The Company recognized an impairment loss of ₩50,599 million and ₩49,581 million during the years ended December 31, 2001 and 2000, respectively. The carrying value of the Minimill is ₩132,720 million as of June 30, 2002.

26. Income Tax Expense:

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 29.70%.

Income tax expense for the six-month period ended June, 2002 consists of the following :

	In Millions of Won	
Current income tax	₩	186,210
Deferred income tax(*)		(79,813)
	₩	106,397

(*) Fourteen foreign subsidiaries did not adopt the deferred method of income tax accounting in calculating income taxes.

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company.

	In Millions of Won	
Net income before income tax expense	₩	384,017
Statutory tax rate (%)		27.00
Income tax expense computed at statutory rate		103,685
Tax credit of POSCO (**)		(35,438)
Others, net		38,150
Income tax expense	₩	106,397
Effective rate (%)		27.71

(**) Represents tax credit of POSCO only.

27. Earnings Per Share:

Earnings per share and diluted earnings per share for the six-month period ended June 30, 2002 are calculated as follows :

Earnings per share

		In Millions of Won
Net income	₩	357,380
Adjustment		
Dividends for preferred stock		-
Net income available for common stock		357,380
Weighted average number of shares of common stock	₩	81,900,640
Earnings per share in Korean Won	₩	4,364

Diluted Earnings per share

The compensatory stock option which the Company has awarded has no effect on dilution. Therefore, diluted earnings per share is equal to basic earnings per share.

28. Related Party Transactions:

Significant transactions between POSCO and consolidated subsidiaries, which have been eliminated on consolidation, for the six-month period ended June 30, 2002 and the related accounts receivable and payable at June 30, 2002 are as follows :

Company	Sales	Purchases	Receivables	Payables
POSCO E&C	₩ 1,413	₩ 470,698	₩ 30,012	₩ 64,487
Posteel Co., Ltd	709,538	746	164,120	3
POSCON Co., Ltd	25	62,621	7,349	9,619
Pohang Steel Co., Ltd	106,385	697	20,563	1,137
POSCO Machinery & Engineering Co., Ltd	16	37,918	3,118	7,451
POSDATA Co., Ltd	391	74,064	392	21,762
POSCO research institute	-	3,137	-	24
Seung Kwang Co., Ltd	-	1	583	-
POS-AC Co., Ltd	200	7,826	-	612
Changwon sepecially steel Co., Ltd	248	25,246	3	6,646
POSCO Machinery Co., Ltd	1	34,160	1,086	6,901
POSAM	96,125	160	-	-
POSA	-	95,899	-	1,300
POSCAN	-	21,757	-	-
POA	-	33,190	4,743	1,664
PIO	-	1,372	2,320	149
DALIAN POSCO - CFM Coated Steel Co., Ltd	-	4	290	-
Zhangjiagang Pohang Stainless Steel Co., Lt	9	-	-	-
SHUNDE Pohang Coated Steel Co., Ltd	2	-	-	-
VPS	-	-	8	-
POSVEN	-	-	159,839	-
POSTECH venture capital Co., Ltd	25	-	-	42
Posco Refractories & Environment	13	72,226	-	15,347
	₩ 914,391	₩ 941,722	₩ 394,426	₩ 137,144

Continued :

28. Related Party Transactions, Continued:

Significant transactions entered into between POSCO and POSCO's equity-method investees for the six-month period ended June 30, 2002 are as follows:

Company	Sales	Purchase	Receivables	Payables
Korea Daily News	₩ -	₩ 107	₩ -	₩ -
KOBRASCO	-	39,332	-	-
POSCHROME	-	10,444	-	216
NtoBe	-	3,742	-	278
	₩ -	₩ 53,625	₩ -	₩ 494

Eliminations of inter-company revenues and expenses are as follows :

Revenues	In Millions of Won	Expenses	In Millions of Won
Sales	₩ 2,291,498	Cost of goods sold	₩ 2,234,242
Interest income	1,536	Interest expense	1,536
Rental income	96	SG&A	37,603
Others	1,828	Others	21,577
	₩ 2,294,958		₩ 2,294,958

Eliminations of related accounts receivable and payables are as follows :

Accounts receivable	In Millions of Won	Accounts payable	In Millions of Won
Trade accounts receivable	₩ 265,470	Trade accounts payable	₩ 357,564
Short-term loans	6,962	Short-term borrowings	13,400
Other accounts receivable	99,657	Other accounts payable	8,404
Long-term loans	46,941	Long-term borrowings	45,224
Others	284,740	Others	279,178
	₩ 703,770		₩ 703,770

29. Segment and Regional Information:

Substantially all of the Company's operations are for the production of steel products. Net sales and non-current assets by geographic area for the six-month period ended June 30, 2002 are as follows:

	In Millions of Won	
	Sales	Non-current assets
Korea	₩ 5,733,036	₩ 12,949,596
Japan	102,129	59,286
China	486,348	548,836
Asia/Pacific, excluding Japan and China	84,866	143,045
North America	32,257	162,439
Other	17,709	230,088
	₩ 6,456,345	₩ 14,093,290

Continued :

29. Segment and Regional Information, Continued:

The following table provides information on each operating segment as of and for the six-month period ended June 30, 2002.

	In Millions of Won						
	Steel	Trading	Materials	Financing	Others	Reconciling adjustments	Consolidated
et sales:							
External customers	₩5,348,445	₩800,270	₩17,634	₩499	₩ 340,652	₩ (51,155)	₩6,456,345
Intersegment	1,035,355	439,121	67,434	10	777,698	(2,319,618)	-
ost of goods sold:							
Depreciation	661,686	259	9,189	17	26,294	42,411	739,856
Others	4,650,853	1,205,713	73,701	391	936,583	(2,318,561)	4,548,680
Gross profit	1,071,261	33,419	2,178	101	155,473	(94,623)	1,167,809
lling, general and administrative expenses:							
Depreciation and amortization	19,112	1,890	6,355	16	5,232	1,928	34,533
Others	377,795	23,406	2,395	408	68,851	(35,744)	437,111
perating income	674,354	8,123	(6,572)	(323)	81,390	(60,807)	696,165
terest and dividend come	25,497	3,385	647	3,974	8,793	(2,246)	40,050
terest expense	163,701	4,152	150	1,428	7,581	(2,205)	174,807
her income, net	(31,072)	(8,153)	(213,471)	1,159	(23,544)	97,690	(177,391)
rnings before income xes	505,078	(797)	(219,546)	3,382	59,058	36,842	384,017
come taxes	95,731	(3,570)	2,777	150	11,309	-	106,397
gment net earnings	409,347	2,773	(222,323)	3,232	47,749	36,842	277,620
tal assets	18,910,167	979,172	310,882	196,847	2,091,642	(3,024,072)	19,457,977

30. Adherence to Protection of Environment:

POSCO has been qualified as an 'Environmentally Friendly' company by the government and has held the ISO 14001 certificate since 1996. POSCO has invested ₩27,794 million, or 9.1 percent of total facility investment, in environmental facilities during the six-month period ended June 30, 2002.